09010708

MicroStrategy 2008 Annual Report

MicroStrategy: Best in Business Intelligence

MicroStrategy
Best In Business Intelligence

MicroStrategy

1861 International Drive
McLean, VA 22102
703 848 8600
703 848 8610 fax
www.microstrategy.com

Letter to Stockholders

Dear MicroStrategy Stockholder:

While 2008 was a tumultuous year for the global economy, business intelligence software continues to be a high priority for organizations. Companies face increased demands to analyze the large volumes of data they collect for actionable insights that help them streamline operations, increase efficiencies, reduce costs and improve business performance. During the past year, MicroStrategy maintained its strong position in the BI industry as the leading independent provider of open systems BI software.

Despite the challenging economic climate, MicroStrategy's 2008 revenues from continuing operations grew by more than 7% over 2007, to $360.4 million from $335.4 million. The Company also generated solid operating margins from continuing operations of 19% and cash flow from continuing operations of $84.9 million.

Over the past year, MicroStrategy attracted new customers and closed new deals with existing customers, including Godiva Chocolatier, Inc., Nationwide Mutual Insurance Company, LinkedIn, Continental Airlines, Adobe Systems Incorporated, Transportation Security Administration, Avon Products, Inc., Starwood Hotels & Resorts, Inc., and Ryder System, Inc. We continue to see strong loyalty from our customers, with increased deployments of MicroStrategy products and services, and high levels of customer satisfaction.

In 2008, MicroStrategy delivered numerous technology and product enhancements, including advanced visualization widgets for our Dynamic Enterprise Dashboards™, interactive reporting and analysis on the Apple® iPhone™, and new features for our MicroStrategy Mobile™ and MicroStrategy Integrity Manager™ products. Most importantly, MicroStrategy focused on the development of our most significant software release in nearly a decade, MicroStrategy 9™. MicroStrategy 9, which we released in March 2009, builds on MicroStrategy's strength at the high-end of BI to extend the performance, scalability, and efficiency of enterprise BI. At the same time, MicroStrategy 9 brings enterprise-caliber BI technology easily within reach of departmental initiatives with out-of-the-box solutions for smaller scale BI requirements. MicroStrategy 9 also provides a seamless consolidation path from departmental BI to enterprise BI.

MicroStrategy garnered numerous accolades from technology and business publications, as well as prominent industry analysts. For the second consecutive year, MicroStrategy was named to the Forbes 200 Best Small Companies in America list. MicroStrategy was, once again, positioned by Gartner, Inc. in the 'Leaders' quadrant in the 2009 Magic Quadrant for Business Intelligence Platforms report. In addition, MicroStrategy was named as one of the most influential vendors in Enterprise IT by Intelligent Enterprise, ranked by Retail Info Systems News as a top software vendor for retailers and recognized in the Consumer Goods Technology 2009 Readers' Choice Survey.

MicroStrategy celebrated its 10-year anniversary as a public company on June 11, 2008. We are proud of our steady growth over the past decade. MicroStrategy's annual revenues have grown from $96 million in 1998 to $360 million in 2008. Today, we have direct operations in more than 20 countries.

Over the years, MicroStrategy has demonstrated a steadfast commitment to delivering the best business intelligence platform and products, and providing our customers with exceptional service. We are pleased with our significant achievements in 2008, and we remain focused on meeting the growing BI requirements of our customers. Thank you for your ongoing support of MicroStrategy.

Michael J. Saylor
Chairman of the Board, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-24435

MICROSTRATEGY INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1861 International Drive, McLean, VA 22102	51-0323571
(State of Incorporation)	(Address of Principal Executive Offices) (Zip Code)	(IRS Employer Identification No.)

Registrant's Telephone Number, Including Area Code: (703) 848-8600

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.001 per share	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (based on the last reported sale price of the registrant's class A common stock on June 30, 2008 on the Nasdaq Global Market) was approximately $585.7 million.

The number of shares of the registrant's class A common stock and class B common stock outstanding on February 2, 2009 was 9,119,821 and 2,770,244, respectively.

Documents incorporated by reference: Portions of the definitive proxy statement for the 2009 Annual Meeting of Stockholders of the Registrant to be filed subsequently with the SEC are incorporated by reference into Part III of this report.

MICROSTRATEGY INCORPORATED

TABLE OF CONTENTS

		Page
PART I		
Item 1.	Business	4
Item 1A.	Risk Factors	21
Item 1B.	Unresolved Staff Comments	33
Item 2.	Properties	33
Item 3.	Legal Proceedings	33
Item 4.	Submission of Matters to a Vote of Security Holders	34
PART II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	35
Item 6.	Selected Financial Data	37
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	39
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	57
Item 8.	Financial Statements and Supplementary Data	57
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	57
Item 9A.	Controls and Procedures	57
Item 9B.	Other Information	58
PART III		
Item 10.	Directors, Executive Officers and Corporate Governance	59
Item 11.	Executive Compensation	59
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	59
Item 13.	Certain Relationships and Related Transactions, and Director Independence	59
Item 14.	Principal Accountant Fees and Services	59
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	60

MicroStrategy, MicroStrategy 8, MicroStrategy 9, MicroStrategy Business Intelligence Platform, MicroStrategy Dynamic Enterprise Dashboards, MicroStrategy Mobile, and MicroStrategy Integrity Manager are either trademarks or registered trademarks of MicroStrategy Incorporated in the United States and certain other countries. Other product and company names mentioned herein may be the trademarks of their respective owners.

CERTAIN DEFINITIONS

All references in this Annual Report on Form 10-K to "MicroStrategy", "Company", "we", "us" and "our" refer to MicroStrategy Incorporated and its consolidated subsidiaries (unless the context otherwise indicates).

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For this purpose, any statements contained herein that are not statements of historical fact, including without limitation, certain statements under "Item 1. Business," "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and located elsewhere herein regarding industry prospects and our results of operations or financial position, may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed under "Item 1A. Risk Factors," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that actual results may differ from management's expectations.

PART I

ITEM 1. BUSINESS

Overview

MicroStrategy is a worldwide provider of business intelligence software that enables companies to report, analyze and monitor the data stored across their enterprise to reveal the trends and insights needed to make better business decisions. The MicroStrategy mission is to empower every business user to make more informed decisions by providing timely, relevant and accurate answers to their business questions. To achieve this mission, MicroStrategy's single, integrated platform is designed to support various styles of business intelligence through an easy-to-use interface. MicroStrategy provides sophisticated analytical performance to business users in the format that suits them best, from high-level dashboards to custom reports and advanced analysis via e-mail, web, fax, wireless and voice communication channels. MicroStrategy engineers its software for reliability, scalability, security and ease of administration for organizations of all sizes. Leading companies and government organizations worldwide have chosen MicroStrategy as their enterprise business intelligence standard.

Our software platform, MicroStrategy 8, enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering boardroom quality reports and alerts about the users' business processes. Our web-based architecture provides reporting, security, performance and standards that are critical for web deployment. Our products can be deployed on company intranets to provide employees with information to make better, more cost-effective business and management decisions. By integrating information from across the enterprise, solutions built on the MicroStrategy platform are designed to give analysts, managers and executives the critical insight they need to make better business and management decisions and to optimize their operations. With extranet deployments, enterprises can use MicroStrategy 8 to build stronger relationships by linking customers and suppliers via the Internet. MicroStrategy facilitates customer success with a comprehensive offering of consulting, education, technical support and technical advisory services for our customers and strategic partners.

We were incorporated as a Delaware corporation on November 17, 1989.

Industry Background

Business intelligence software offers decision-makers the opportunity to ask and answer questions about data that has been captured but not yet fully exploited.

Four key business needs have driven demand for business intelligence solutions:

- ***Increase User Access and Scalability:*** In the past, dissemination of information has been limited to a few power users or analysts. Now a wide range of information customers — from customer service representatives to the CEO within a company and from customers to suppliers outside the organization — demand and can benefit from the insight that business intelligence can provide. The wide acceptance of the Internet as an information source also has fueled demand for enterprise data to be accessible over the web to tens of thousands of users across an enterprise.
- ***Increase Data Scalability:*** Increasing information generation, and in particular, the ability to capture electronically and store every business transaction has made terabyte-size data warehouses commonplace. Terabyte-size data warehouses store one trillion bytes of data or more and are among the largest databases in the world. While transaction-level information is now routinely captured, organizations can struggle to make productive use of such massive data stores. Organizations need to view data within the operational context of the data — making even the most detailed information meaningful to business users. As a result, users want to be able to discover easily trends hidden in these very large databases, and verify these trends by reviewing the underlying transaction detail.

- ***Improve Supply Efficiency:*** Supplier transactions become more efficient with direct access to inventory and other related data. However, for true vendor-managed inventory and collaborative commerce systems, vendors also need to have access to key information about how their products are performing against business metrics. For example, vendors should be able to see how their products are selling in each geographic region so as not to over-ship products that are slow-moving or under-ship products that are selling quickly. By opening vendor performance information to the vendors themselves, buyers and sellers of goods and services become partners in the quest to optimize sales, margin and inventory.
- ***Improve Distribution Efficiency:*** Business partners collaborate more effectively with access to shared data. By granting partners access to information such as the manufacturing pipeline and build schedule, partners can be more effective at satisfying demands of end customers and setting expectations. Furthermore, opening invoice and purchase order information to partners can enable them to reduce the overhead associated with channel management, resulting in cost savings and time efficiencies. For example, notifying channel sales partners of changes in the manufacturing schedule allows them to reset end customer expectations or to increase selling activity.

The widespread acceptance of the Internet as a medium of communication and commerce has changed the way businesses interact with each other and their customers by allowing businesses to establish new revenue streams, create new distribution channels and reduce costs. Simultaneously, the amount of corporate information stored in databases continues to grow exponentially, and companies are giving an increasing number of employees, customers and suppliers access to their information. Business intelligence tools are one of the gateways to this information. For example, companies are using Internet-based systems to facilitate business operations, including sales automation, supply-chain management, marketing, customer service and human resource management. Consumers are also becoming increasingly sophisticated in their use of the Internet, relying on the Internet not only to make online purchases, but also to perform price comparisons, analyze recommendations from like-minded individuals, educate themselves about relevant products and offerings and enter into transactions that were once conducted face-to-face or via the telephone. The integration of the Internet into business processes and increased consumer sophistication create opportunities for companies to use business intelligence applications as part of a more dynamic business model. Factors driving demand for these applications include:

Increased Electronic Capture of Transaction, Operational and Customer Information. The rapid growth in the electronic capture of business information and the increased availability of related profile data on the parties or products involved in each transaction are providing businesses with a rich data foundation for performing various analyses and making decisions. Powerful data analysis and mining tools are required to sift through massive amounts of data to uncover information regarding customer interactions, trends, patterns and exceptions, in turn enabling organizations to provide superior service and products to customers.

Need to Create a Personalized, One-to-One Customer and/or Supplier Experience While Maintaining Privacy. Many companies have implemented strategies that establish personalized relationships with each customer and/or supplier based on individual needs and preferences, and earn their loyalty by providing superior service, security and convenience. In order to successfully acquire, retain and upgrade customers, organizations need to understand their customers' profiles, transaction history, past responses to marketing campaigns, and interactions with customer service. Retrieving information from widely dispersed and complex data sources and providing a holistic view of the customer can be challenging. At the same time, while businesses have the opportunity to collect a variety of information that could improve targeting, customers are concerned about the potential for loss or abuse of their privacy.

Need to Integrate Online and Traditional Operations. While there are substantial benefits to conducting business electronically, companies need to ensure that their online operations work in combination with their traditional operations. Companies are seeking to ensure that an order placed online can be reliably fulfilled according to the expectations of the customer and to develop and maintain consistent interactions with customers across different channels. Maintaining the integrity of, and enhancing, the customer experience are crucial to fostering customer loyalty and supply chain relationships.

Increased Openness of Business Intelligence Applications to Customers, Suppliers and Partners. Business intelligence systems are no longer confined to the organization. Today, companies are extending their business intelligence insight to suppliers, channel partners and customers via extranets. Business partners can have up-to-the-minute access to sales histories, inventory status and billing information through their web browsers.

MicroStrategy Solution: Business Intelligence for the Whole Enterprise

MicroStrategy currently offers MicroStrategy 8, an integrated, industrial-strength business intelligence platform designed to enable organizations to consolidate business intelligence applications onto a single platform for reporting, analysis and monitoring of real-time business information. The platform provides reliable and maintainable solutions with a low total cost of ownership and can be used in departmental, enterprise or extranet deployments. The MicroStrategy 8 business intelligence platform can be used to identify trends, improve operational efficiencies, reduce costs and increase profitability. Since businesses integrate information from across the enterprise, solutions built on the MicroStrategy 8 platform give analysts, managers and executives critical insight they need in optimizing their business operations. Integrated web-based reporting, report delivery and real-time alerting capabilities can enable the entire enterprise to work smarter, faster and better.

MicroStrategy's business intelligence platform provides the functionality users need to make better business and management decisions. The MicroStrategy 8 platform delivers a high-performance solution that meets users' demands and is highly functional, simple to use, scalable and easy to administer. With one platform, users are able to report, analyze and monitor their business with all of the five most popular styles of business intelligence, which consist of:

1. **Scorecards and Dashboards** — Reports are formatted with broad visual appeal and can easily convey information "at-a-glance". This style of business intelligence targets the business monitoring needs of managers and executives.

2. **Reporting** — Report formats can convey more detailed operational information than is conveyed on a scorecard or dashboard. These reports provide critical information to all personnel across the enterprise.

3. **Online Analytical Processing (OLAP) Analysis** — Slice-and-dice analysis with drilling, pivoting, page-by and sorting capabilities serves business users whose analytical needs exceed the content of operational reports and require a simple environment for basic exploration within a limited range of data.

4. **Advanced and Predictive Analysis** — Investigative queries that can analyze data in the database, down to the transaction level detail if necessary. This style provides extensive predictive and statistical treatment of the data for correlation analysis, trend analysis, financial analysis and projections.

5. **Alerts and Proactive Reporting** — Information that needs continuous monitoring requires alerts and proactive reporting to serve large populations on set schedules, business exceptions or on-demand. This style of business intelligence targets large user populations both internal and external to the enterprise.

Specific benefits of the MicroStrategy 8 business intelligence platform include:

Flexibility to Report, Analyze and Monitor. MicroStrategy 8 unifies reporting, analysis and real-time business monitoring into one experience for the business user, one efficient and scalable architecture for the IT professional, and one economical and extensible utility for the CIO.

Industrial-Strength Business Intelligence. The MicroStrategy platform enables industrial-strength business intelligence with enterprise-caliber IT, high user scalability and high database scalability. It enables centralized administration, operations and operations maintenance in a unified interface and unified backplane. This enterprise-caliber infrastructure allows for data scalability and user scalability with a zero footprint web product, where business intelligence can expand across and grow with the enterprise.

Five Styles of Business Intelligence. Through MicroStrategy 8's integration of the five styles of business intelligence, users are no longer bound to departmental reporting or solutions that offer only one style of business intelligence or combine individual styles of business intelligence. The need for multiple business intelligence or reporting tools is minimized when users have access to all five styles for their enterprise business intelligence needs.

Easy-to-use Interface for Business Users. MicroStrategy 8 exposes all the sophisticated business intelligence applications to end users through easy to use intuitive what-you-see-is-what-you-get (WYSIWYG) web interfaces. This enables deployment to large user populations with minimal training required. The user interface includes an array of "one-click" actions embedded throughout the interface. It uses dialog boxes, mouse-over tool tips, and undo/redo buttons to make it easy for business people to explore the software without prior training.

Interactive Reporting. MicroStrategy 8 has extended the MicroStrategy reporting capability by making all reports and scorecards fully interactive. Business users can rearrange the organization of any report with simple drag-n-drop actions or by clicking on the toolbar icons to get views of the data, all from the same report and without requiring assistance from IT.

Integration of Analysis in Every Report or Scorecard. MicroStrategy 8 makes the same powerful analytic capability available directly from enterprise reports or scorecards automatically. MicroStrategy 8 delivers analytic integration to reporting users in two ways. The first is by providing OLAP capabilities directly to tables embedded within report documents, allowing business users to analyze the data within the table while staying within the bigger report document. The second way is by allowing users to "drill" from a report document to a dedicated analysis view that is optimized for conducting detailed analysis. In both cases, the integration of reporting with analysis is automatic.

Direct Access to SAP BW, Microsoft Analysis Services and Hyperion Essbase. MicroStrategy 8 incorporates a dynamic data access engine designed to access multi-dimensional databases (MDDBs or OLAP Cube Databases), such as those from SAP Business Warehouse (BW), Microsoft Analysis Services and Hyperion Essbase.

MicroStrategy 8's Dynamic Multi-Dimensional Expressions (MDX) Engine generates MDX syntax that is fully certified with SAP BW using SAP's high performance Business API interfaces. Because MicroStrategy's MDX is dynamically generated using the multidimensional models implicit in SAP InfoCubes, QueryCubes and ODS databases, users can automatically and transparently drill back into SAP BW for more data, without any prior programming or prior design of drill paths. MicroStrategy 8 can also join data across SAP Infocubes and QueryCubes as well as access multiple instances of SAP BW and non-SAP sources at once.

In addition, MicroStrategy 8's Dynamic MDX Engine generates MDX syntax against Microsoft Analysis Services and Hyperion Essbase using the XMLA (XML for Analysis) standard for communication. XMLA is a standard for accessing multidimensional data jointly developed by members of the XMLA council. As with SAP BW, MicroStrategy's MDX is dynamically generated using the multidimensional models implicit in Microsoft Analysis Services and Hyperion Essbase cubes. Because of this, users can automatically drill back to underlying source data without any additional programming or drill-path design.

Users of SAP BW, Microsoft Analysis Services and Hyperion Essbase databases each can access these reports through all of the MicroStrategy interfaces, MicroStrategy Web, Office, Narrowcast Server, and Desktop, just like any other MicroStrategy report. These reports offer standard OLAP functionality including graphing, subtotals, pivot, sort and page-by.

Direct Access to Operational Data From Enterprise Resource Planning (ERP) Systems. MicroStrategy 8 extends the MicroStrategy metadata architecture to include attributes and facts accessed directly from non-modeled databases instantly on a query-by-query basis. MicroStrategy 8's Operational SQL Engine enables MicroStrategy reports to include data from any operational system using either completely free-form structured query language (SQL) or a graphical query builder interface, including stored procedures and views. Since the attributes and facts from operational database sources are managed by the MicroStrategy metadata architecture, MicroStrategy's security architecture and other reusable objects such as prompts can be applied automatically.

Heterogeneous Joining of Data From Across the Enterprise. MicroStrategy 8 extends the MicroStrategy data modeling flexibility to include integrated views of data across heterogeneous data stores. By mapping conforming dimensions from different sources within the MicroStrategy object model, MicroStrategy 8 can automatically join data from multiple different sources in the same report document. Data can come from any source accessible by MicroStrategy 8, including the data warehouse, data marts, SAP BW, Microsoft Analysis Services, Hyperion Essbase and other operational system databases.

Integrating Data Mining into Mainstream Reports & Analyses. MicroStrategy 8's analytic engine includes predictive capabilities in every MicroStrategy report or analysis. The analytic engine can calculate four of the primary data mining functions, including neural network algorithms, clustering algorithms, regression algorithms, and tree algorithms. Hand-in-hand with this calculation capability, MicroStrategy 8 also includes the ability to import data mining models directly from data mining products from vendors like IBM, Teradata, SAS, and SPSS using the predictive modeling mark-up language standard. With this capability, data mining models can be imported through a single click and automatically converted into a standard MicroStrategy metric. After that, MicroStrategy's Data Mining Service extension enables these metrics to be used freely and calculated quickly in reports, analyses and alerts.

Support for Large Data Volumes and All Major Relational Database/Hardware Combinations. The MicroStrategy platform supports systems with very large data volumes and is specifically optimized to support all major relational database platforms commonly used for business intelligence systems as well as multi-dimensional databases like SAP BW. Important features of our solution in this area include:

- SQL optimization drivers that improve performance of each major database;
- The ability to support very large user populations;
- Highly reliable up-time, even in high volume applications; and
- The ability to work with and support nine languages for international applications.

Powerful Analytics to Customer- and Transaction-Levels of Detail. We believe that the MicroStrategy 8 platform incorporates one of the most sophisticated analysis engines available today, capable of answering highly detailed business questions. It offers support for information beyond the summary level to include information at the customer- and transaction- levels. This capability is critical to a wide range of applications, including highly targeted direct marketing, e-commerce site personalization, customer and product affinity analysis, call detail analysis, fraud detection, credit analysis forecasting, trend metrics and campaign management. The MicroStrategy 8 platform allows the creation of highly sophisticated systems that take maximum advantage of the detail available in a company's databases.

Powerful Personalization Engine. The MicroStrategy 8 platform includes a customer- and transaction-level personalization engine. The underlying architecture is designed to generate personalization parameters based on data gathered by an organization from a variety of sources, including past customers' transactions, customer clickstream information, stated user preferences and demographic information. In addition, the MicroStrategy personalization engine is able to determine when and under what circumstances a person is automatically provided with a set of information that proves useful in fraud detection and homeland security applications.

Powerful Narrowcast Server Distribution Engine for Information Delivery. Our technology offers a high performance personalized narrowcast engine for delivering periodic and alert-based information to users via Internet, e-mail, wireless devices, printer and fax. The narrowcast engine includes drivers for all major device types used in both domestic and international markets, enabling the delivery of information to users when and where it is needed.

Highly Stylized and Consolidated Reporting and Formatting Capabilities. MicroStrategy Report Services technology delivers a wide range of enterprise reports via the web, including production and operational reports, managed metrics reports and scorecards. The design capabilities provide the precision necessary to deliver reports with boardroom presentation quality, without any programming. By dragging and dropping report components, users can create high quality reports with complete formatting flexibility. Unlike other conventional reporting products, the modern architecture delivers both traditional hierarchical banded reports and newer, web-oriented zone-based reports.

MicroStrategy 9. On January 14, 2009, we introduced our upcoming software release, the MicroStrategy 9 business intelligence platform, at our annual user conference. MicroStrategy 9 includes significant new products and enhancements to the MicroStrategy 8 business intelligence software platform, such as increased scalability, performance and efficiency and a new architecture that enables the rapid deployment of departmental BI applications and consolidation of departmental and enterprise BI applications. We expect to make MicroStrategy 9 generally available in the first quarter of 2009.

Strategy

Our business objective is to become the leading provider of business intelligence software and related services to the largest enterprises, governments and the largest databases and data providers in the world. The key elements of our strategy to achieve this objective are as follows:

Marketing Strategy. Our business intelligence platform marketing strategy is designed to increase our footprint in the business intelligence market by increasing awareness of the MicroStrategy platform. Our marketing programs target five principal constituencies:

- Our historical base of corporate technology buyers and departmental technology buyers in Fortune Global 2000 enterprises;
- Corporate and departmental technology buyers in mid-sized enterprises, with annual revenues between $250 million and $1 billion;
- Government technology buyers and the vendors to the government community;
- Independent software vendors that want to embed analytical tools in their solutions; and
- System integrators that have technology relationships with the largest 2,500 enterprises, governments and information intensive businesses.

We continually seek to increase our brand awareness by focusing our messaging on the possibilities for value creation with our business intelligence platform, the benefits of using our platform and competitive differentiators. The channels we use to communicate with these constituencies include:

- Print ads;
- Online ads;
- Direct e-mail;

- Industry events;
- User conferences;
- Strategic partners;
- Word of mouth and peer references;
- Industry awards;
- Our website; and
- Coverage in print and broadcast media.

Technology Strategy. Our technology strategy is focused on expanding our support for large information stores, enhancing our analysis and segmentation capabilities, strengthening our personalization technology and enhancing our report delivery and alerting functionality to all commonly used devices. We continue to enhance our technology for use with a broad range of operating systems and databases to enable our customers to leverage their existing technology investments to achieve faster query times with fewer required resources. In addition, we continue to develop our platform for easy integration with a wide spectrum of ERP systems. As part of this strategy, we are developing technology that further differentiates our product offerings by increasing functionality along the following key dimensions:

- Capacity — the volume of information that can be efficiently analyzed and utilized;
- Concurrency — the number of users that can be supported simultaneously;
- Sophistication — the range of analytical methods available to the application designer;
- Performance — the response time of the system;
- Database Flexibility — the range of data sources, data warehouses and online transaction processing databases which the software is capable of efficiently querying without modification;
- Robustness — the reliability and availability of the software in mission critical environments;
- Deployability — the ease with which applications can be deployed, modified, upgraded and tuned;
- Personalization — the quality and sophistication of a one-to-one user experience;
- Content Flexibility — the range of content, both structured and unstructured, that can be efficiently utilized; and
- Media Channel and Interface Flexibility — the range of media channels, interface options and display features supported.

Sales Strategy. Our sales strategy focuses on direct sales through our dedicated sales force and relationships with indirect channel partners in order to increase market share in both domestic and international markets. We recently launched an initiative to provide enhanced incentives for our indirect channel partners to market and distribute our products and services to end user customers. We also seek to increase sales to our existing base of customers by offering a range of software and services. Furthermore, we offer a comprehensive set of educational programs that enhance our potential customers' and channel partners' understanding of our software.

Products

We currently offer an integrated business intelligence platform, known as MicroStrategy 8, which is designed to enable businesses to turn information into strategic insight and make more effective business decisions.

MicroStrategy 8. MicroStrategy 8 includes a number of major enhancements from its predecessor, MicroStrategy 7i, including a redesigned web interface, interactive reporting in Report Services, improved integrated analysis to facilitate drilling into more-detailed analysis, WYSIWYG report design over the web, direct access to SAP BW metadata, direct access to operational data, improved reporting by joining heterogeneous databases, and improved predictive reporting and analysis including enhanced integration with third party data mining products.

MicroStrategy 8 is designed for business executives, report consumers and business managers, as well as power users and analysts with simplicity and high productivity in mind. MicroStrategy 8 integrates a full range of reporting, analysis and monitoring capabilities into a single platform — providing central management of security, administration, development and deployment.

MicroStrategy 8 is designed to integrate the two leading business intelligence approaches, ad hoc query and reporting (ROLAP) and cube analysis (MOLAP), delivering quick response time against almost any size data set, full access to transaction-level data and a myriad of options for complex analysis. MicroStrategy 8 enables organizations to consolidate business intelligence applications onto a single platform, resulting in reliable and maintainable solutions with a low total cost of ownership.

The MicroStrategy 8 platform consists of the following product components:

MicroStrategy Intelligence Server. MicroStrategy Intelligence Server is the foundation for our business intelligence platform. We believe that MicroStrategy Intelligence Server is the most advanced business intelligence server available in the market, capable of answering highly sophisticated business questions. Its robust ROLAP technology enables organizations to conduct large-scale product affinity and product profitability analyses, research customer preferences through sales, contribution and pricing analysis, and compare present and historical customer retention data with forecasting and trend metrics. MicroStrategy Intelligence Server generates highly optimized queries through its very large database drivers, enabling high throughput and fast response times.

MicroStrategy Intelligence Server has been built with the scalability and fault tolerance required for sophisticated analysis of multi-terabyte databases and can be deployed to thousands of users through complete user, object and data security and management. It contains thousands of specific optimizations for all major relational databases and multi-dimensional databases like SAP BW and includes the load distribution, prioritization and system tuning capabilities demanded by large-scale implementations.

MicroStrategy Intelligence Server contains an analytical engine with over 240 different sophisticated mathematical, financial and statistical data mining functions with the flexibility for further function extensions. MicroStrategy Intelligence Server combines the power of its analytical engine with the scalability of a relational database to perform complex data analysis with maximum efficiency. All of the other products in the MicroStrategy 8 platform integrate with the MicroStrategy Intelligence Server and benefit from its broad functionality.

MicroStrategy Intelligence Server is designed to be fault-tolerant to help ensure system availability and high performance. Through an enterprise management console, MicroStrategy Intelligence Server provides a sophisticated array of enterprise management tools, such as caching and query prioritization to streamline performance and batch job scheduling, which helps to maintain disparate and diverse user communities. Administrators can automate the dynamic adjustments of system and user governing settings, such as user thresholds and database thread priorities, in order to smooth the database workload and ensure the high performance that large user communities require.

MicroStrategy Intelligence Server is designed as a services oriented architecture to easily augment functionality and capabilities throughout the platform. MicroStrategy Intelligence Server Universal Edition uses an optimized 64-bit architecture and runs on a 64-bit Unix platform for even greater performance. MicroStrategy OLAP Services and Report Services employ this services-oriented architecture design.

MicroStrategy Report Services. MicroStrategy Report Services is the enterprise reporting engine of the MicroStrategy business intelligence platform that delivers an entire range of enterprise reports, including production and operational reports, managed metrics reports and scorecards. The WYSIWYG design capabilities on the web provide the precision necessary to deliver these reports with desktop publishing quality and drag-and-drop simplicity. Users can create reports using intuitive design features without programming or outside help.

MicroStrategy's Dynamic Enterprise Dashboards combine advanced data visualization and animation with MicroStrategy's industrial-strength business intelligence platform to deliver highly intuitive information dashboards that yield greater business insight than traditional graphs and grids. Business users can intuitively flip through many different perspectives of corporate performance without ever leaving the dashboard, allowing them to quickly and easily identify problems and diagnose root causes.

MicroStrategy 8 OLAP Services. MicroStrategy 8 combines the speed and interactivity of multi-dimensional OLAP analysis with the analytical power and depth of relational OLAP. MicroStrategy 8 OLAP Services is an extension of MicroStrategy Intelligence Server that allows MicroStrategy Web and Desktop users to manipulate Intelligent Cubes databases. End users can add or remove report objects, add derived metrics and modify the filter, all with "speed-of-thought" response time against Intelligent Cubes. MicroStrategy 8 OLAP Services enables full multi-dimensional OLAP analysis within Intelligent Cubes, while retaining the ability of users to seamlessly drill through to the full breadth and depth of the data warehouse.

MicroStrategy Web and ***MicroStrategy Web Universal.*** MicroStrategy Web is a proprietary zero-footprint, browser independent web interface providing query, reporting and analysis through a platform independent architecture. MicroStrategy Web's interface provides a familiar look and features drag-and-drop report creation, one-click tool bars, dialogue boxes, spreadsheet formatting, advanced printing and exporting, and right-click menus for drilling, pivoting and sorting. All of this is accomplished without ActiveX, Java Applets or client side installations or downloads, helping to ensure the highest levels of security.

MicroStrategy Web provides users with a highly interactive environment and low maintenance interface for reporting and analysis. Using this intuitive HTML-only web solution, users access, analyze and share corporate data. MicroStrategy Web provides ad hoc querying, analysis, quick deployment and rapid customizability, making it even easier for users to make informed business and management decisions on virtually any web browser.

MicroStrategy Web Universal features the same powerful functionality that users are familiar with in MicroStrategy Web with the added benefit of working with all major operating systems, application servers and web servers.

MicroStrategy Narrowcast Server. MicroStrategy Narrowcast Server is a proactive report delivery and alerting server that distributes personalized business information to recipients via e-mail, printers, file servers, portals, wireless devices, fax and phone. MicroStrategy Narrowcast Server delivers targeted information to individuals on an event-triggered or scheduled basis through the communication device that is most convenient. It provides an engine for implementing targeted messaging to acquire and retain customers and a platform for distributing information to corporate departments, the entire enterprise and other stakeholders including customers and suppliers.

MicroStrategy Narrowcast Server has a web-based interface that can be used with existing web applications. Users can subscribe to information services by providing personal information and preferences, enabling them to receive personalized information relevant to them.

In addition to proactively delivering reports from the MicroStrategy 8 platform, MicroStrategy Narrowcast Server's open information source modules enable it to deliver information from a multitude of information sources to the business user. The multiple information sources can be combined to provide users with requested information in one personalized e-mail, message or document.

MicroStrategy Office. MicroStrategy Office lets every Microsoft Office user run, edit and format any MicroStrategy report directly from within Microsoft applications such as Excel, PowerPoint and Word. MicroStrategy Office is designed using Microsoft .NET technology and accesses the MicroStrategy business intelligence platform using XML and web services. MicroStrategy Office gives business users open and straightforward access to the full functionality of the MicroStrategy platform — all from familiar Microsoft Office applications. MicroStrategy Office serves as a Microsoft add-in, with MicroStrategy functionality expressed as a single tool bar in Microsoft.

MicroStrategy Desktop. MicroStrategy Desktop is a business intelligence software component that provides integrated query and reporting, powerful analytics and decision support workflow on the personal computing desktop. MicroStrategy Desktop provides a rich set of features for online analysis of corporate data. Even complex reports are easy to create and can be viewed in various presentation formats, polished into production reports, distributed to other users and extended through a host of ad hoc features including drilling, pivoting and data slicing. The interface itself can be customized to different users' skill levels and security profiles. MicroStrategy Desktop comes in two versions:

- *Desktop Analyst.* A simplified version that provides interactive slice and dice required by managers; and
- *Desktop Designer.* A full-featured version that lets users design complex and sophisticated reports.

Applications developed within MicroStrategy Desktop can be easily deployed throughout the MicroStrategy architecture bringing integrated query and reporting capabilities, powerful analytics and decision support workflow to analysts, quantitative users and end users throughout the enterprise and beyond.

MicroStrategy Architect. MicroStrategy Architect is the MicroStrategy 8 product in which applications are modeled through an intuitive graphical user interface. MicroStrategy Architect provides a unified environment for creating and maintaining business modules and their relations to underlying data for business intelligence applications. MicroStrategy Architect is highly automated and is based on an open, flexible architecture, which can greatly reduce the cost and time required to implement and maintain systems.

MicroStrategy Administrator. MicroStrategy Administrator enables administrators to efficiently develop, deploy, monitor and maintain small and medium systems as well as enterprise-scale systems supporting thousands of users. Project migration utilities help administrators develop, test and deploy systems. Performance analysis enables administrators to monitor and tune systems for maximum performance and availability. MicroStrategy Administrator has been designed to help ensure easy management of application objects and users across multiple development, testing and production environments. MicroStrategy Administrator eases the burden of maintaining users and security by using textual commands that can be saved as scripts. These commands and scripts can be executed from either a graphical interface or from the command line giving system administrators the flexibility and ease-of-use necessary for efficient systems management. MicroStrategy Administrator tools consist of Object Manager, Enterprise Manager and Command Manager.

MicroStrategy SDK. MicroStrategy SDK is a comprehensive development environment that enables integration of MicroStrategy 8 features and functionality into any application on multiple platforms, including UNIX-based systems using a Java-based web API. Through sample code, documentation and reference guides, the MicroStrategy SDK enables an application developer to quickly learn to use the APIs to implement easy-to-use web reporting and powerful business intelligence applications.

All API interfaces within the MicroStrategy SDK reflect XML architecture. MicroStrategy SDK's Portal Integration Kit includes pre-built samples for embedding MicroStrategy 8 analysis into a corporate portal. The

Web Services Development Kit provides sample code that enables MicroStrategy 8 functionality to be accessed via standard web services.

MicroStrategy BI Developer Kit. MicroStrategy BI Developer Kit is a package of products that includes MicroStrategy Desktop Designer, MicroStrategy Architect and modular analytic applications. The analytic modules are starter kits designed to streamline business processes through the use of business intelligence. Each of the modules ships with a sample data-model and numerous reports and key performance indicators. The analytic modules are designed to enable portability and the ability to work against existing data warehouses without the need for additional data extraction and loading concerns. The modules are easy to extend and modify and reflect a decade of business intelligence implementation experience and best practices of the most common business analysis applications.

MicroStrategy Mobile. MicroStrategy Mobile provides mobile workers with access to BI reports on their BlackBerry smartphones. With MicroStrategy Mobile, business users will receive the same reports on their BlackBerry smartphone as they receive on their desktop, without the need for reformatting or retrofitting existing reports. The report manipulation features available in MicroStrategy Mobile allow users to view large reports within the compact screen size of the BlackBerry smartphone.

MicroStrategy Integrity Manager. MicroStrategy Integrity Manager automatically compares and verifies the consistency of reports as changes are made to the BI ecosystem, and then highlights issues and discrepancies to monitor the overall reliability of the BI content used by business decision makers. MicroStrategy Integrity Manager reduces the need for resource-intensive manual testing by comparing versions of reports after data updates and throughout the BI development cycle, thereby automating report regression testing. Data inconsistencies can be captured much sooner in the development cycle, saving time in report testing, end user support, and issue resolution.

MicroStrategy 9. On January 14, 2009, we introduced our upcoming software release, MicroStrategy 9, at our annual user conference. MicroStrategy 9 includes significant new products and enhancements to the MicroStrategy 8 business intelligence software platform, and we expect to make MicroStrategy 9 generally available in the first quarter of 2009.

MicroStrategy 9 will deliver new technology and features designed to:

- Extend enterprise BI with enhancements for greater scalability, performance and efficiency;
- Enable rapid development and deployment of departmental BI applications; and
- Provide a seamless consolidation path from departmental BI to enterprise BI.

Extending Enterprise BI

As BI systems grow to thousands of users and hundreds of terabytes of data, maintaining fast query performance can be a tremendous challenge. MicroStrategy 9 includes new adaptive caching technology called In-memory ROLAP, which takes advantage of the large addressable memory now available on 64-bit Unix, Linux and Windows computer servers, and provides a performance-optimized middle-tier database that can respond directly to data requests from reports, dashboards and OLAP analyses. MicroStrategy 9 also introduces new SQL generation optimizations that can greatly improve performance for sophisticated queries involving complex metrics.

As companies merge and expand, there is an increased urgency for business intelligence to span all operations, across business units, across departments and across the globe. This expansion requires BI systems to support global deployments. MicroStrategy 9 offers the ability to present reports, dashboards or OLAP analyses in the local language of business users viewing the information. In addition, MicroStrategy 9 offers numerous capabilities to streamline coordination between development teams working around the globe on the same BI applications.

Enabling Rapid Development and Deployment of Departmental BI

MicroStrategy 9 includes significant new architectural components and features designed to support the needs of smaller-scale BI systems for departments and workgroups. MicroStrategy 9 enables departmental BI applications to be set up quickly, providing end users with the ability to create reports and dashboards and distribute information among themselves with little or no IT support.

MicroStrategy's new multi-source ROLAP, In-memory ROLAP and rapid metadata creation enable business departments to quickly set up small BI environments, accessing multiple databases without the time-consuming and technically-intensive work of first creating a data mart or data warehouse.

MicroStrategy 9 has numerous new features that make assembling reports simpler and faster. Business users can quickly create their own dashboards using new features in MicroStrategy 9, including out-of-the-box dashboard templates, support for custom-designed templates and new design assistants that aid novice users in creating their own dashboards.

Because of its ROLAP architecture, the MicroStrategy business intelligence platform has allowed business users to freely investigate the data or "surf" through the data warehouse without having to design a new report for each new combination of data they want to see. MicroStrategy 9 will extend this ability by allowing users to perform these same OLAP manipulations such as pivoting and drilling directly on graphs.

MicroStrategy 9 will provide users greater control of report and dashboard distribution with its Distribution Services product. Users will be able to set up report distributions for themselves or for other users, sending reports via e-mail, networked printers, or directly to recipients' computers or servers. Business users will be empowered to create and manage their own information subscriptions without the intervention of a centralized IT administrator.

Providing Seamless Consolidation from Departmental BI to Enterprise BI

MicroStrategy 9 is designed to enable the easy merger of independent workgroup and departmental BI implementations into a larger, more expansive enterprise BI system. Using the new multi-source ROLAP capability, metadata and reports from departmental BI islands can be gradually merged into larger enterprise BI metadata, without having to move any of the original data into data warehouses or data marts. MicroStrategy 9 is also designed to allow companies to gradually move their data from disparate databases into the data warehouse simply by "re-pointing" the metadata to access the same data, but at its new location, with no disruption to reports or redesign required.

Product Support and Other Services

MicroStrategy Technical Support. MicroStrategy Technical Support provides a diverse set of support options to meet the needs of customers and projects and offers product upgrades when available. Product experts help support MicroStrategy implementation across the development, test and production environments. Support offerings include access to our highly skilled support team during standard business hours, around the clock access to our online support site, and options to secure dedicated technical support at any time of the day. Technical support services are provided to customers for a maintenance fee, which is charged in addition to the initial product license fee.

MicroStrategy Consulting. MicroStrategy Consulting offers customers a broad range of business intelligence and data warehousing expertise gathered from helping thousands of customers across diverse industries implement departmental, enterprise and extranet applications across various types of databases. MicroStrategy consultants identify the optimal design and implementation strategy that includes detailed business requirements, user interface requirements and performance tuning. By leveraging our best practices, strategic visioning, project planning and platform expertise, we assist customers' technical staff in completing projects and developing solutions that business users will most easily adopt.

MicroStrategy Education. MicroStrategy Education offers goal-oriented, comprehensive education solutions for customers and partners. Through the use of self-tutorials, custom course development, joint training with customers' internal staff or standard course offerings, MicroStrategy's Education consultants develop an ongoing education program that meets our customers' specific education needs. Education consultants deliver quality, cost-effective instruction and skill development for administrators, developers and analysts. MicroStrategy offers the Perennial Education Pass Program which allows customers to train named individuals through an unlimited number of public MicroStrategy instructor-led courses and online courses under this annual program.

Angel.com and Alarm.com. We also have a non-core business, Angel.com, which is a provider of interactive voice response telephony systems. Prior to February 13, 2009, we also operated Alarm.com, a provider of web-enabled residential and commercial security and activity monitoring technology. In March 2008, in connection with our consideration of strategic alternatives relating to our non-core Angel.com and Alarm.com businesses, we committed to a plan to sell these businesses. We made the decision to sell these businesses in order to focus our resources on our core competency of business intelligence software and services. The financial results for Angel.com and Alarm.com initially were reclassified as discontinued operations in the quarter ended March 31, 2008. Although we continued to explore strategic alternatives for the Angel.com business, based on changes in market conditions that occurred in the quarter ended June 30, 2008, we determined that Angel.com no longer met the criteria to permit discontinued operations treatment and held-for-sale classification. Accordingly, amounts related to Angel.com were reclassified to continuing operations in the second quarter of 2008 and since then have been reflected in continuing operations for all periods presented. On February 13, 2009, we completed the sale of our equity interest in Alarm.com to Alarm.com Holdings, Inc. As a result of the transaction, we received aggregate consideration of approximately $27.7 million in cash, subject to post-closing purchase price adjustments, if any, which will be determined based on Alarm.com's working capital on the closing date. The sale of our ownership interest in Alarm.com is expected to result in us recognizing an after-tax gain in the range of approximately $14 million to $17 million in the first quarter of 2009, which includes the cost of terminating all outstanding Alarm.com employee stock options prior to the closing of the transaction and other costs associated with the sale.

Customers

MicroStrategy customers include many of the leading companies from a diverse group of industries, including retail, telecommunications, financial services, insurance, pharmaceutical and healthcare, manufacturing, technology and Internet, and government and public services.

Below is a representative list of companies and organizations that use the MicroStrategy business intelligence platform:

- *Retail:* Ahold, Burlington Coat Factory, Cabela's, The Container Store, Corporate Express, Dick's Sporting Goods Inc., Hard Rock Café, Limited Brands, Lowe's Companies, Ross Stores, Inc., and Starbucks Corporation
- *Telecommunications:* AT&T, Bell Canada, CNN, Comcast Corporation, Telefónica, and Verizon Services Corp
- *Financial Services:* Austria Bank, Bank of the West, Fieldstone Mortgage, First American Financial Corp., H&R Block Financial Advisors, Republic Bank Limited, and Wells Fargo Bank
- *Insurance:* 21st Century Insurance, GEICO, Grange Insurance, Guy Carpenter & Company, Nationwide Mutual Insurance Company, and Pacific Life Insurance
- *Pharmaceutical and Healthcare:* Dana-Farber Cancer Institute, Lloydspharmacy, Premier, Sanofi Pasteur, Wyeth Pharmaceuticals, and Upsher-Smith Laboratories

- *Manufacturing:* HD Supply, Oakwood Homes, Porsche Cars North America, Rite-Hite Corporation, Sanmina SCI Corporation, and Wilton Industries, Inc.
- *Technology/Internet:* Classmates Online, eBay, Netflix, Priceline, and Yahoo!
- *Government/Public Services:* Centers for Medicare and Medicaid Services, Department of Homeland Security, Department of Housing and Urban Development, National Institutes of Health, Ohio Department of Education, State of Tennessee, Texas Department of Agriculture, U.S. Air Force and U.S. Army, U.S. Census Bureau, and U.S. Postal Service

Customer Case Studies

Burlington Coat Factory

Burlington Coat Factory, a nationally recognized retailer of high-quality, branded apparel at everyday low prices, selected MicroStrategy for merchandising reporting and analytics. Burlington Coat Factory uses MicroStrategy for reporting and analysis on key merchandising metrics. MicroStrategy converts the detailed transactional data into personalized reports through dashboards and exception reporting for Burlington Coat Factory executives and merchants. MicroStrategy teamed with QuantiSense to provide Burlington Coat Factory with an end-to-end solution for its retail business intelligence requirements.

Katz Group

Katz Group is one of North America's leading drug store operators and Canada's largest integrated retail pharmacy network with more than 1,800 drug stores in Canada and the United States. Katz is expanding its use of MicroStrategy in its user community to enable management in the retail organization to report on and analyze sales and store information. With daily reporting and report distribution, Katz provides its management team with retail store information to help drive key decisions. Katz selected the MicroStrategy Business Intelligence Platform for its ease-of-use and scalability.

David's Bridal

With more than 50 years of bridal experience, David's Bridal is the largest bridal retailer in the country with more than 280 locations nationwide. David's Bridal uses the MicroStrategy BI Platform to support key reporting and analysis needs for the entire organization, from store managers all the way up to the CEO.

Family Dollar Store

Family Dollar Store is one of the fastest growing discount store chains in the United States with stores in 44 states. Family Dollar has expanded its use of MicroStrategy to generate sales and inventory reports for greater insight into which products are selling at its 6,500 stores. Family Dollar selected MicroStrategy based on its intuitive user interface and proven scalability in large data warehousing environments.

24 Hour Fitness

24 Hour Fitness, the largest fitness club chain in the U.S., selected MicroStrategy to support its enterprise business intelligence applications. 24 Hour Fitness plans to use the MicroStrategy Business Intelligence Platform for reporting on and analyzing a wide range of key performance indicators for its 425 clubs. Club managers, field management, and corporate management will use MicroStrategy to gain greater insights into club traffic, member preferences, and sales and financial data to help them make more informed decisions. MicroStrategy was selected for its data and user scalability, broad range of reporting features and functionality, and excellent query performance.

Cabela's Incorporated

Cabela's Incorporated, a leading specialty retailer of hunting, fishing, and outdoor gear, chose MicroStrategy as its enterprise reporting standard. MicroStrategy will be used across the organization for enhanced insights into key business areas, including inventory planning, customer service, sales administration, forecast analysis, and category management. In addition, MicroStrategy will be used to help Cabela's improve its online business by enabling Cabela's employees to review every item purchased online and better understand the items that customers typically purchase together.

NTT America, Inc.

NTT America, Inc., a wholly owned U.S. subsidiary of NTT Communications Corporation, selected MicroStrategy to analyze and monitor key customer service performance metrics. NTT America chose MicroStrategy's Dynamic Enterprise Dashboard to monitor customer service data, including response times to trouble tickets. NTT America executives and managers will use the MicroStrategy information dashboards for at-a-glance insights into customer service performance to help them make data-driven decisions. With MicroStrategy, NTT America expects to be able to improve its service response times, allocate resources more efficiently, and address other critical service areas to improve customer satisfaction and retention.

Sales and Marketing

Direct Sales Organization. We market our software and services primarily through our direct sales force. We have sales offices in locations throughout the world. We are represented by distributors in several countries where we do not have sales offices.

Indirect Sales Channels. We have entered into formal and informal relationships with reseller, value-added reseller, system integration, original equipment manufacturers ("OEM") and technology partners who utilize the MicroStrategy platform for a variety of commercial purposes. Agreements with these partners generally provide non-exclusive rights to market our products and services and allow access to our marketing materials, product training and direct sales force for field level assistance. In addition, we offer product discounts to our sales partners. Favorable product recommendations from our partners to potential customers, which include leading system integration, application development and platform manufacturers, facilitate the sale of our products. We believe that such indirect sales channels allow us to leverage sales and service resources as well as marketing and industry-specific expertise to expand our user base and increase our market coverage. In addition, we have entered into agreements with resellers who resell our software on a stand-alone basis.

Reseller/System Integration Alliances. Our resellers/systems integration alliances include marketing partners who resell our software on a stand-alone basis, value-added resellers who resell the MicroStrategy platform software bundled with their own software applications and system integrators who deploy MicroStrategy solutions to their customers. These marketing partners include:

2 finity	Accenture	AIM Computer Consultants
Alliance Consulting	Annams Systems Corporation	ASAP — Dell
Aster Data	Aviana Global	AZ Dimensional
BearingPoint	BI-Basics	BI Source
Biltmore Technologies	CapGemini	Carpio
Cherokee Consulting	Chicago Business Intelligence Group	Cognizant
Comsys	CSC	DataFactz
DBWorks	e2e Technologies	EC Data
Exigent Partners	Fujitsu Consulting	Fujitsu Transaction Solutions
Hewlett-Packard Company	High Impact Technologies, Inc.	IBM
InfoCepts	Infostep	Infosys
Inspironix	Integrant, Inc.	iOLAP, Inc.
IT Illuminations	Jelecos	Keyrus
Lancet Software Development, Inc.	Lodestar Systems	Lunexa
Marlabs	mLogica	Mobile Software
Momentum Consulting	MResult	NCS
Ontime BI	PBI Research	Persistent Systems
Prithvi Solutions	Pros Revenue Management	Quadrant
QuantiSense	RazorKnowledge	SAIC
SBIZSERVICES	Software by Design	Software House International
Soluciones	Southport Services	Strategic Enterprise Solutions
Sybase	Syntel	Systec Solutions
Tahoe Partners	TCS	Teradata
Thaxton Consulting Group	TML Solutions	WCI Consulting
Wipro	Z Y Solutions	

OEM Partners. Our OEM partners integrate the MicroStrategy Business Intelligence Platform or some of its components into their applications. Our OEM partners include:

Activant Solutions Inc	Affiliated Computer Services, Inc.	AFS Technologies
Agdata	Agentrics	Alloso
Alpha Bay Corporation	Amdocs, Inc.	Aperio CI
Attensity	Autometrics	Big Machines
BI Retail	Blazent Inc.	CadenceQuest
Carrier IQ	Cegedim I Target Software	Clarabridge
Conclusive Marketing	Constellation Software	Coradiant
DECIMAL, Inc.	DemandTec	EmpowerMx
EnvisionWare	Escalate Retail	Fastech
Harris	Hubwoo	IBM I iPhrase
InQuira	IQS	iTrade Network
Ketera Technologies, Inc.	Kurt Salmon Associates	LexisNexis Examen
Maple Lake	Marketing Direct, Inc.	Marketing Software Company
MarketStance	MedAssets	MI9 Business Intelligence Systems Inc.
OATSystems	Oracle I JD Edwards	Oracle I Retek
Pinnacle Corporation	PointRight	Prescient
RapidMetrix	Risk Management Solutions	Rivermine Software
RS Software	Run.It	SAND Technology
SignalDemand	Siperian	SirsiDynix
SmartOps	SQLiaison	Suncoast Solutions (Hospice Systems)
Trizetto	Veramark	Vestmark
Vision Chain	Xtiva	

Technology Partners. In order to deliver even higher value to our customers, MicroStrategy has integrated its business intelligence platform with the leading data warehouse and related technology platforms and software. We have integrated our platform with leading portal technology, extranet, transform and load technology and specialized display technology products to name just a few. Through our Technology Partner program, we continue our efforts to help ensure that customers can easily implement the MicroStrategy business intelligence platform alongside other chosen corporate technology standards. Our technology partners include:

Ab Initio	Adastra	Adobe
AMD	Attunity	Avnet
Aster Data	Clarabridge	Composite Software
ESRI	Greenplum Software	Goldengate
Google	Hewlett-Packard	HyperRoll
IBM	Informatica	Intel
Kognitio	KXEN	Longview Solutions
Microsoft	Netezza	Novell
Oracle	Pitney Bowes MapInfo	PostgreSQL
Quadrant	QuantiSense	Red Hat
SAP	SPSS	Sun Microsystems
Sybase	Teradata	Vertica
Visual Crossing	VMWare	WhereScape

Competition

The markets for business intelligence software, analytical applications and information delivery are intensely competitive and subject to rapidly changing technology. In addition, many companies in these markets are offering, or may soon offer, products that may compete with MicroStrategy products.

MicroStrategy faces competitors in several broad categories, including business intelligence software, analytical processes, query tools, web-based reporting tools, and report delivery technology. Independent competitors that are primarily focused on business intelligence products include, among others, Actuate, Information Builders and the SAS Institute. We also compete with large software corporations including suppliers of enterprise resource planning software that provide one or more capabilities competitive with our products, such as IBM, Microsoft, Oracle, SAP AG, Infor and others, and with open source business intelligence vendors, including Pentaho, JasperSoft and others.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business intelligence industry. As a result, they may be able to prevent MicroStrategy from penetrating new accounts or expanding within existing accounts due to their greater influence.

Increased competition may lead to price cuts, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors and the failure to meet the competitive pressures we face may have a material adverse effect on our business, operating results and financial condition.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. For example, Oracle acquired Hyperion Solutions in April 2007, IBM acquired Cognos in January 2008 and SAP acquired Business Objects in January 2008. By doing so, these competitors may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base.

Research and Product Development

We have made, and continue to make, substantial investments in research and product development. We believe that our future performance will depend in large part on our ability to maintain and enhance our current product line, develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements. As of December 31, 2008, our research and product development staff consisted of 374 employees, 341 of whom were working on our core business intelligence projects and 33 of whom were working on research and development relating to our Angel.com and Alarm.com businesses.

Employees

As of December 31, 2008, we had a total of 1,915 employees, of whom 1,109 were based in the United States and 806 were based internationally. Of the total of 1,915 employees, 685 were engaged in sales and marketing, 374 in research and development, 501 in technical support, consulting and education services, and 355 in finance, administration and corporate operations. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

We believe that effective recruiting, education and nurturing of human resources are critical to our success and have traditionally made investments in these areas in order to differentiate ourselves from our competition, increase employee loyalty and create a culture conducive to creativity, cooperation and continuous improvement.

All newly hired technical and sales professionals complete a professional orientation course that ranges from one day to four weeks long. The curriculum consists of lectures, problem sets and independent and group projects, covering data on our products, competitors and customers. Certain lectures also deal with general business practices and teamwork. Throughout this training, students typically must pass a number of oral and written examinations in order to begin their assignments. Course content is created by experienced members of our professional staff, who generally have an annual obligation to update course content based upon the best practices they have most recently observed in the field. This expert content is then used to upgrade and revitalize our education, consulting, support, technology and marketing operations.

Available Information

MicroStrategy's website is located at *www.microstrategy.com.* MicroStrategy makes available free of charge, on or through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission ("SEC"). Information found on our website is not part of this report or any other report filed with the SEC.

Item 1A. RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing MicroStrategy. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our class A common stock could decline and you may lose all or part of your investment.

Our quarterly operating results, revenues and expenses may fluctuate significantly, which could have an adverse effect on the market price of our stock

For a number of reasons, including those described below, our operating results, revenues and expenses have in the past varied and may in the future vary significantly from quarter to quarter. These fluctuations could have an adverse effect on the market price of our class A common stock.

Fluctuations in Quarterly Operating Results. Our quarterly operating results may fluctuate, in part, as a result of:

- the size, timing, volume and execution of significant orders and shipments;
- the mix of products and services of customer orders, which can affect whether we recognize revenue upon the signing and delivery of our software products or whether revenue must be recognized as work progresses or over the entire contract period;
- the timing of new product announcements by us or our competitors;
- changes in our pricing policies or those of our competitors;
- market acceptance of business intelligence software generally and of new and enhanced versions of our products in particular;
- the length of our sales cycles;
- seasonal factors, such as our traditionally lower pace of new license transactions in the summer;
- changes in our operating expenses;
- personnel changes;
- our use of direct and indirect distribution channels;
- utilization of our consulting and education services, which can be affected by delays or deferrals of customer implementation of our software products;
- the quarterly performance of our Angel.com business unit, which is highly variable and particularly difficult to forecast;
- changes in foreign currency exchange rates;
- our profitability and expectations for future profitability and its effect on our deferred tax assets and net income for the period in which any adjustment to our net deferred tax asset valuation allowance may be made;
- increases or decreases in our liability for unrecognized tax benefits under FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109"; and
- changes in customer budgets.

Limited Ability to Adjust Expenses. We base our operating expense budgets on expected revenue trends. Many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter.

Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. It is possible that in one or more future quarters, our operating results may be below the expectations of public market analysts and investors. In that event, the trading price of our class A common stock may fall.

The trading price for our class A common stock has been and may continue to be volatile

The trading price of our class A common stock historically has been volatile and may continue to be volatile. The trading price of our class A common stock may fluctuate widely in response to various factors, some of which are beyond our control. These factors include:

- quarterly variations in our results of operations or those of our competitors;
- announcements by us or our competitors of acquisitions, new products, significant contracts, commercial relationships or capital commitments;
- the emergence of new sales channels in which we are unable to compete effectively;
- our ability to develop and market new and enhanced products on a timely basis;
- commencement of, or our involvement in, litigation;
- any major change in our board or management;
- changes in governmental regulations or in the status of our regulatory approvals;
- recommendations by securities analysts or changes in earnings estimates;
- announcements about our earnings that are not in line with analyst expectations, the likelihood of which may be enhanced because it is our policy not to give guidance relating to our anticipated financial performance in future periods;
- announcements by our competitors of their earnings that are not in line with analyst expectations;
- the volume of shares of class A common stock available for public sale;
- sales of stock by us or by our stockholders;
- short sales, hedging and other derivative transactions involving shares of our class A common stock; and
- general economic conditions and slow or negative growth of related markets.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market and industry factors may seriously harm the market price of our class A common stock, regardless of our actual operating performance.

Revenue recognition accounting pronouncements may adversely affect our reported results of operations

We continuously review our compliance with all new and existing revenue recognition accounting pronouncements. Depending upon the outcome of these ongoing reviews and the potential issuance of further accounting pronouncements, implementation guidelines and interpretations, we may be required to modify our reported results, revenue recognition policies or business practices, which could have a material adverse effect on our results of operations.

We may have exposure to greater than anticipated tax liabilities

We are subject to income taxes and non-income taxes in a variety of domestic and foreign jurisdictions. Our future income taxes could be adversely affected by earnings that are lower than anticipated in jurisdictions where we have lower statutory rates and earnings that are higher than anticipated in jurisdictions where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, changes in the amount of unrecognized tax benefits under FIN 48, or by changes in tax laws, regulations, accounting principles or interpretations thereof.

Our determination of our tax liability is subject to review by applicable domestic and foreign tax authorities. For example, we are currently under tax audit in the UK and Germany. Any adverse outcome of such a review could have an adverse effect on our operating results and financial condition. The determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment and, in the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Moreover, as a multinational business, we have subsidiaries that engage in many intercompany transactions in a variety of tax jurisdictions where the ultimate tax determination is uncertain.

We also have contingent tax liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, we may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may materially affect our financial results in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

If the market for business intelligence software fails to grow as we expect, or if businesses fail to adopt our products, our business, operating results and financial condition could be materially adversely affected

Nearly all of our revenues to date have come from sales of business intelligence software and related technical support, consulting and education services. We expect these sales to account for a large portion of our revenues for the foreseeable future. Although demand for business intelligence software has grown in recent years, the market for business intelligence software applications is still evolving. Resistance from consumer and privacy groups to increased commercial collection and use of data on spending patterns and other personal behavior and governmental restrictions on the collection and use of personal data may impair the further growth of this market, as may other developments. We cannot be sure that this market will continue to grow or, even if it does grow, that businesses will adopt our solutions. We have spent, and intend to keep spending, considerable resources to educate potential customers about business intelligence software in general and our solutions in particular. However, we cannot be sure that these expenditures will help our products achieve any additional market acceptance. If the market fails to grow or grows more slowly than we currently expect, our business, operating results and financial condition would be materially adversely affected.

Current economic uncertainties, and particularly the downturn in the financial services and retail industries, could adversely affect our business and results of operations

General worldwide economic conditions have experienced a significant downturn. These conditions make it extremely difficult for our customers and us to accurately forecast and plan future business activities, and they could cause our customers to slow spending on our products and services, which would delay and lengthen sales cycles. Furthermore, during challenging economic times our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

We have a significant number of customers in the financial services and retail industries. The significant downturn in these industries may cause firms to react to worsening conditions by reducing their capital expenditures in general or by specifically reducing their spending on information technology. In addition, customers in these industries may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess information technology resources may choose to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers. In addition, the increased pace of consolidation in the financial services industry may result in reduced overall spending on our products.

We cannot predict the timing, strength or duration of any economic slowdown or subsequent economic recovery, generally or in the financial services and retail industries. If the downturn in the general economy or markets in which we operate persists or worsens from present levels, our business, financial condition and results of operations could be materially and adversely affected.

We face intense competition, which may lead to lower prices for our products, reduced gross margins, loss of market share and reduced revenue

The markets for business intelligence software, analytical applications and information delivery are intensely competitive and subject to rapidly changing technology. In addition, many companies in these markets are offering, or may soon offer, products and services that may compete with MicroStrategy products.

MicroStrategy faces competitors in several broad categories, including business intelligence software, analytical processes, query and web-based reporting tools, and report delivery. Independent competitors that are primarily focused on business intelligence products include, among others, Actuate, Information Builders and the SAS Institute. We also compete with large software corporations, including suppliers of enterprise resource planning software that provide one or more capabilities competitive with our products, such as IBM, Microsoft, Oracle, SAP AG, and Infor, and with open source business intelligence vendors, including Pentaho and JasperSoft.

Many of our competitors have longer operating histories, significantly greater financial, technical, marketing or other resources, and greater name recognition than we do. In addition, many of our competitors have strong relationships with current and potential customers and extensive knowledge of the business intelligence industry. As a result, they may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than we can. Increased competition may lead to price cuts, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors and the failure to meet the competitive pressures we face may have a material adverse effect on our business, operating results and financial condition.

Current and future competitors may also make strategic acquisitions or establish cooperative relationships among themselves or with others. For example, Oracle acquired Hyperion Solutions in April 2007, IBM acquired Cognos in January 2008 and SAP acquired Business Objects in January 2008. By doing so, these competitors may increase their ability to meet the needs of our potential customers. Our current or prospective indirect channel partners may establish cooperative relationships with our current or future competitors. These relationships may limit our ability to sell our products through specific distribution channels. Accordingly, new competitors or alliances among current and future competitors may emerge and rapidly gain significant market share. These developments could limit our ability to obtain revenues from new customers and to maintain technical support revenues from our installed customer base.

We depend on revenue from a single suite of products

Our MicroStrategy business intelligence platform and related products account for a substantial portion of our revenue. Because of this revenue concentration, our business could be harmed by a decline in demand for, or in the prices of, our MicroStrategy business intelligence platform software as a result of, among other factors, any change in our pricing model, increased competition, a maturation in the markets for these products or other risks described in this document.

If we are unable to develop and release product enhancements and new products to respond to rapid technological change in a timely and cost-effective manner, our business, operating results and financial condition could be materially adversely affected.

The market for our products is characterized by rapid technological change, frequent new product introductions and enhancements, changing customer demands and evolving industry standards. The introduction of products embodying new technologies can quickly make existing products obsolete and unmarketable. We believe that our future success depends largely on three factors:

- our ability to continue to support a number of popular operating systems and databases;
- our ability to maintain and improve our current product line; and
- our ability to rapidly develop new products that achieve market acceptance, maintain technological competitiveness and meet an expanding range of customer requirements.

Business intelligence applications are inherently complex, and it can take a long time and require significant research and development expenditures to develop and test new products and product enhancements. In addition, customers may delay their purchasing decisions because they anticipate that new or enhanced versions of our products will soon become available. We cannot be sure that we will succeed in developing and marketing, on a timely and cost-effective basis, product enhancements or new products that respond to technological change or new customer requirements, nor can we be sure that any new products and product enhancements, such as the MicroStrategy 9 suite of products that we expect to make generally available in the first quarter of 2009, will achieve market acceptance. Moreover, even if we introduce a new product, we may experience a decline in revenues of our existing products that is not fully matched by the new product's revenue. For example, customers may delay making purchases of a new product to permit them to make a more thorough evaluation of the product, or until industry and marketplace reviews become widely available. Some customers may hesitate migrating to a new product due to concerns regarding the complexity of migration and product infancy issues on performance. In addition, we may lose existing customers who choose a competitor's product rather than migrate to our new product. This could result in a temporary or permanent revenue shortfall and materially affect our business.

Business disruptions could affect our operating results

A significant portion of our research and development activities and certain other critical business operations are concentrated in a single facility in northern Virginia. We are also a highly automated business and a disruption or failure of our systems could cause delays in completing sales and providing services. A major earthquake, fire, act of terrorism or other catastrophic event that results in the destruction or disruption of any of our critical business operations or information technology systems could severely affect our ability to conduct normal business operations and as a result our future operating results could be materially and adversely affected.

We use strategic channel partners and if we are unable to maintain successful relationships with them, our business, operating results and financial condition could be materially adversely affected

In addition to our direct sales force, we use strategic channel partners such as value-added resellers, system integrators and original equipment manufacturers to license and support our products. For the year ended December 31, 2008, transactions by channel partners for which we recognized revenues accounted for 4.4%, of our total product licenses revenues. Our channel partners generally offer customers the products of several different companies, including products that compete with ours. Because our channel partners generally do not have an exclusive relationship with us, we cannot be certain that they will prioritize or provide adequate resources to selling our products. Moreover, divergence in strategy or contract defaults by any of these channel partners may materially adversely affect our ability to develop, market, sell or support our products.

Although we believe that direct sales will continue to account for a majority of product licenses revenues, we seek to maintain a significant level of indirect sales activities through our strategic channel partners. There can be no assurance that our strategic partners will continue to cooperate with us when our distribution agreements expire or are up for renewal. In addition, there can be no assurance that actions taken or omitted to be taken by such parties will not adversely affect us. Our ability to achieve revenue growth in the future will depend in part on our success in maintaining successful relationships with our strategic partners. If we are unable to maintain our relationships with these strategic partners, our business, operating results and financial condition could be materially adversely affected.

In addition, we rely on our strategic channel partners to operate in accordance with the terms of their contractual agreements with us. For example, our agreements with our channel partners limit the terms and conditions pursuant to which they are authorized to resell or distribute our software and offer technical support and related services. We also typically require our channel partners to represent to us the dates and details of product license transactions sold through to end user customers. If our strategic channel partners do not comply with their contractual obligations to us, our business, results of operations and financial condition may be materially and adversely affected.

Our recognition of deferred revenue and advance payments and future customer purchase commitments is subject to future performance obligations and may not be representative of revenues for succeeding periods

Our gross current and long-term deferred revenue and advance payments totaled $130.8 million as of December 31, 2008. We offset our accounts receivable and deferred revenue for any billed and unpaid items, which totaled $62.6 million, resulting in net deferred revenue and advance payments of $68.2 million as of December 31, 2008. The timing and ultimate recognition of our deferred revenue and advance payments depend on various factors, including our performance of various service obligations. We have also entered into certain additional agreements that include future minimum commitments by our customers to purchase products, product support or other services through 2013 totaling approximately $52.5 million. These future commitments are not included in our deferred revenue balances. Because of the possibility of customer changes or delays in customer development or implementation schedules or budgets, and the need for us to satisfactorily perform product support services, deferred revenue and advance payments at any particular date may not be representative of actual revenue for any succeeding period.

We may not be able to sustain or increase profitability in the future

We generated net income for each of the years ended December 31, 2008, 2007 and 2006; however, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. If operating expenses exceed our expectations or cannot be adjusted accordingly or revenues fall below our expectations, we may cease to be profitable and our business, results of operations and financial condition may be materially and adversely affected. We have significant deferred tax assets, and if we are unable to sustain profitability, we may be required to establish a valuation allowance against these deferred tax assets, which would result in a charge that would adversely affect net income in the period in which the charge is incurred.

Managing our international operations is complex and our failure to do so successfully or in a cost-effective manner could have a material adverse effect on our business, operating results and financial condition

We receive a significant portion of our total revenues from international sales from foreign direct and indirect operations. International revenues accounted for 40.4%, 38.0% and 36.8% of our total revenues for the years ended December 31, 2008, 2007 and 2006, respectively. Our international operations require significant management attention and financial resources.

There are certain risks inherent in our international business activities including:

- changes in foreign currency exchange rates;
- unexpected changes in regulatory requirements;

- tariffs, export restrictions and other trade barriers;
- costs of localizing products;
- lack of acceptance of localized products;
- difficulties in and costs of staffing, managing and operating our international operations;
- tax issues, including restrictions on repatriating earnings;
- weaker intellectual property protection;
- economic weakness or currency related crises;
- the burden of complying with a wide variety of laws, including labor laws;
- generally longer payment cycles and greater difficulty in collecting accounts receivable;
- our ability to adapt to sales practices and customer requirements in different cultures; and
- political instability in the countries where we are doing business.

In addition, compliance with foreign and U.S. laws and regulations that are applicable to our international operations is complex and may increase our cost of doing business in international jurisdictions, and our international operations could expose us to fines and penalties if we fail to comply with these regulations. These laws and regulations include import and export requirements, U.S. laws such as the Foreign Corrupt Practices Act, and local laws prohibiting corrupt payments to governmental officials. Although we have implemented policies and procedures designed to help ensure compliance with these laws, there can be no assurance that our employees, partners and other persons with whom we do business will not take actions in violation of our policies or these laws. Any violations of these laws could subject us to civil or criminal penalties, including substantial fines or prohibitions on our ability to offer our products and services to one or more countries, and could also materially damage our reputation, our brand and our international expansion efforts.

These factors may have a material adverse effect on our future international sales and, consequently, on our business, operating results and financial condition.

We may lose sales, or sales may be delayed, due to the long sales and implementation cycles for our products, which could reduce our revenues

To date, our customers have typically invested substantial time, money and other resources and involved many people in the decision to license our software products and purchase our consulting and other services. As a result, we may wait nine months or more after the first contact with a customer for that customer to place an order while it seeks internal approval for the purchase of our products and/or services. During this long sales cycle, events may occur that affect the size or timing of the order or even cause it to be canceled. For example, our competitors may introduce new products, or the customer's own budget and purchasing priorities may change.

Even after an order is placed, the time it takes to deploy our products and complete consulting engagements can vary widely. Implementing our product can take several months, depending on the customer's needs, and may begin only with a pilot program. It may be difficult to deploy our products if the customer has complicated deployment requirements, which typically involve integrating databases, hardware and software from different vendors. If a customer hires a third party to deploy our products, we cannot be sure that our products will be deployed successfully.

Our results in any particular period may depend upon the number and volume of large transactions in that period and these transactions may involve more lengthy, complex and unpredictable sales cycles than other transactions

As existing and potential customers seek to standardize on a single business intelligence vendor, our business may experience larger transactions at the enterprise level and larger transactions may account for a greater proportion of our business. The presence or absence of one or more large transactions in a particular period may have a material positive or negative effect on our revenue and operating results for that period. During 2008, our top three product license transactions totaled approximately $9.1 million of recognized revenue, including one transaction with $4.0 million of recognized revenue, compared to $5.7 million of recognized revenue in 2007, or 9.5% and 5.7% of total product licenses revenues during 2008 and 2007, respectively. These transactions represent significant business and financial decisions for our customers and require considerable effort on the part of customers to assess alternative products and require additional levels of management approval before being concluded. They are also often more complex than smaller transactions. These factors generally lengthen the typical sales cycle and increase the risk that the customer's purchasing decision may be postponed or delayed from one period to another subsequent or later period or that the customer will alter his purchasing requirements. The sales effort and service delivery scope for larger transactions also require additional resources to execute the transaction. These factors could result in lower than anticipated revenue and earnings for a particular period or in the reduction of estimated revenue and earnings in future periods.

We face a variety of risks in doing business with the U.S. and foreign governments, various state and local governments, and agencies, including risks related to the procurement process, budget constraints and cycles, termination of contracts and audits

Our customers include the U.S. government and a number of state and local governments or agencies. There are a variety of risks in doing business with government entities, including:

Procurement. Contracting with public sector customers is highly competitive and can be time-consuming and expensive, requiring that we incur significant up-front time and expense without any assurance that we will win a contract.

Budgetary Constraints and Cycles. Demand and payment for our products and services are impacted by public sector budgetary cycles and funding availability, with funding reductions or delays adversely impacting public sector demand for our products and services.

Termination of Contracts. Public sector customers often have contractual or other legal rights to terminate current contracts for convenience or due to a default. If a contract is terminated for convenience, which can occur if the customer's needs change, we may only be able to collect for products or services delivered prior to termination and settlement expenses. If a contract is terminated because of default, we may not recover even those amounts, and we may be liable for excess costs incurred by the customer for procuring alternative products or services.

Audits. The U.S. government and state and local governments and agencies routinely investigate and audit government contractors for compliance with a variety of complex laws, regulations, and contract provisions relating to the formation, administration or performance of government contracts, including provisions governing reports of and remittances of fees based on sales under government contracts, price protection, compliance with socio-economic policies, and other terms that are particular to government contracts. If, as a result of an audit or review, it is determined that we have failed to comply with such laws, regulations or contract provisions, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, cost associated with the triggering of price reduction clauses, fines and suspensions or debarment from future government business, and we may suffer harm to our reputation.

Our customers also include a number of foreign governments and agencies. Similar procurement, budgetary, contract and audit risks also apply to our doing business with these entities. In addition, compliance with complex regulations and contracting provisions in a variety of jurisdictions can be expensive and consume significant management resources. In certain jurisdictions our ability to win business may be constrained by political and other factors unrelated to our competitive position in the market. Each of these difficulties could adversely affect our business and results of operations.

We depend on technology licensed to us by third parties, and the loss of this technology could impair our software, delay implementation of our products or force us to pay higher license fees

We license third-party technologies that we incorporate into our existing products. There can be no assurance that the licenses for such third-party technologies will not be terminated or that we will be able to license third-party software for future products. In addition, we may be unable to renegotiate acceptable third-party license terms. Changes in or the loss of third party licenses could lead to a material increase in the costs of licensing or to our software products becoming inoperable or their performance being materially reduced, with the result that we may need to incur additional development costs to ensure continued performance of our products, and we may experience a decreased demand for our products.

If we are unable to recruit or retain skilled personnel, or if we lose the services of any of our key management personnel, our business, operating results and financial condition could be materially adversely affected

Our future success depends on our continuing ability to attract, train, assimilate and retain highly skilled personnel. Competition for these employees is intense. We may not be able to retain our current key employees or attract, train, assimilate or retain other highly skilled personnel in the future. Our future success also depends in large part on the continued service of key management personnel, particularly Michael J. Saylor, our Chairman, President and Chief Executive Officer, and Sanju K. Bansal, our Vice Chairman, Executive Vice President and Chief Operating Officer. If we lose the services of one or both of these individuals or other key personnel, or if we are unable to attract, train, assimilate and retain the highly skilled personnel we need, our business, operating results and financial condition could be materially adversely affected.

The emergence of new industry standards may adversely affect the demand for our existing products

The emergence of new industry standards in related fields may adversely affect the demand for our existing products. This could happen, for example, if new web standards and technologies emerged that were incompatible with customer deployments of our products. MicroStrategy currently supports SQL and MDX standards in database access technology. If we are unable to adapt our products on a timely basis to new standards in database access technology, the ability of MicroStrategy's products to access customer databases could be impaired. In addition, the emergence of new standards in the field of operating system support could adversely affect the demand for our existing products. MicroStrategy technology is currently compatible with nearly all major operating systems, including, among others, Windows Server, Sun Solaris, IBM AIX, HP's HP-UX, Red Hat Linux AS and SuSE Linux Enterprise Server. If a different operating system were to gain widespread acceptance, we may not be able to achieve compatibility on a timely basis, resulting in an adverse effect on the demand for our products.

The nature of our products makes them particularly vulnerable to undetected errors, or bugs, which could cause problems with how the products perform and which could in turn reduce demand for our products, reduce our revenue and lead to product liability claims against us

Software products as complex as ours may contain errors and/or defects. Although we test our products extensively, we have in the past discovered software errors in our products after their introduction. Despite testing by us and by our current and potential customers, errors may be found in new products or releases after commercial shipments begin. This could result in lost revenue, damage to our reputation or delays in market acceptance, which could have a material adverse effect upon our business, operating results and financial condition. We may also have to expend resources and capital to correct these defects.

Our license agreements with customers typically contain provisions designed to limit our exposure to product liability, warranty and other claims. It is possible, however, that these provisions may not be effective under the laws of certain domestic or international jurisdictions and we may be exposed to product liability, warranty and other claims. A successful product liability claim against us could have a material adverse effect on our business, operating results and financial condition.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products, services and brand

We rely on a combination of copyright, patent, trade secrets, confidentiality procedures and contractual commitments to protect our proprietary information. Despite our efforts, these measures can only provide limited protection. Unauthorized third parties may try to copy or reverse engineer portions of our products or otherwise obtain and use our intellectual property. Any patents owned by us may be invalidated, circumvented or challenged. Any of our pending or future patent applications, whether or not being currently challenged, may not be issued with the scope of the claims we seek, if at all. In addition, the laws of some countries do not provide the same level of protection of our proprietary rights as do the laws of the United States. If we cannot protect our proprietary technology against unauthorized copying or use, we may not remain competitive.

Third parties may claim we infringe their intellectual property rights

We periodically receive notices from others claiming we are infringing their intellectual property rights, principally patent rights. We expect the number of such claims will increase as the number of products and level of competition in our industry segments grow, the functionality of products overlap, and the volume of issued software patents and patent applications continues to increase. Responding to any infringement claim, regardless of its validity, could:

- be time-consuming, costly and/or result in litigation;
- divert management's time and attention from developing our business;
- require us to pay monetary damages or enter into royalty and licensing agreements that we would not normally find acceptable;
- require us to stop selling certain of our products;
- require us to redesign certain of our products using alternative non-infringing technology or practices, which could require significant effort and expense; or
- require us to satisfy indemnification obligations to our customers.

If a successful claim is made against us and we fail to develop or license a substitute technology, our business, results of operations, financial condition or cash flows could be adversely affected.

For example, on November 8, 2007 Diagnostic Systems Corp. (DSC), a subsidiary of Acacia Technology Group, filed a complaint for patent infringement against MicroStrategy and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. The case has been consolidated with Case No. SA CV 07-896 AG (MLGx) pending against other unrelated defendants. The consolidated complaint accuses MicroStrategy of infringing U.S. Patent No. 5,537,590 directly, contributorily and by inducement by making, using, selling and offering for sale in the United States MicroStrategy 8 Business Intelligence Platform, when used with an appropriate database. The consolidated complaint accuses MicroStrategy of willful infringement and seeks damages, a finding that the case is exceptional and an award of attorneys' fees, and preliminary and permanent injunctive relief. In its initial disclosures pursuant to Federal Rule of Civil Procedure 26(a) served on December 28, 2007, DSC declined to disclose the amount of its alleged damages, but disclosed that its alleged damages are based on a reasonable royalty theory. MicroStrategy answered the consolidated complaint on December 28, 2007, denied infringement, asserted affirmative defenses of non-infringement, invalidity and unenforceability, among others, and counter-claimed for declaratory judgment that the '590 patent is not infringed, is invalid, and is unenforceable. The Court has not yet set a trial date. This case had been stayed in its entirety pending resolution of a writ of mandamus filed by DSC in the United States Court of Appeals for the Federal Circuit challenging an order by the District Court compelling DSC to produce documents to defendants in discovery that DSC alleges are privileged. The Federal Circuit denied DSC's request for a writ of mandamus at the end of 2008, and the District Court has lifted the stay on the litigation. A revised schedule for the litigation has not yet been set by the Court. The outcome of this litigation is not presently determinable.

Pending or future litigation could have a material adverse impact on our results of operation and financial condition

In addition to intellectual property litigation, from time to time, we have been subject to other litigation. Where we can make a reasonable estimate of the liability relating to pending litigation and determine that it is probable, we record a related liability. As additional information becomes available, we assess the potential liability and revise estimates as appropriate. However, because of uncertainties relating to litigation, the amount of our estimates could be wrong. In addition to the related cost and use of cash, pending or future litigation could cause the diversion of management's attention and resources.

Because of the rights of our two classes of common stock, and because we are controlled by our existing holders of class B common stock, these stockholders could transfer control of MicroStrategy to a third party without the approval of our Board of Directors or our other stockholders, prevent a third party from acquiring MicroStrategy, or limit your ability to influence corporate matters

We have two classes of common stock: class A common stock and class B common stock. Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. As of February 2, 2009, holders of our class B common stock owned 2,770,244 shares of class B common stock, or 75.2% of the total voting power. Michael J. Saylor, our Chairman, President and Chief Executive Officer, beneficially owned 399,800 shares of class A common stock and 2,429,582 shares of class B common stock, or 67.1% of the total voting power, as of February 2, 2009. Accordingly, Mr. Saylor is able to control MicroStrategy through his ability to determine the outcome of elections of our directors, amend our certificate of incorporation and by-laws and take other actions requiring the vote or consent of stockholders, including mergers, going-private transactions and other extraordinary transactions and their terms.

Our certificate of incorporation allows holders of class B common stock, all of whom are current employees or directors of our company or related parties, to transfer shares of class B common stock, subject to the approval of stockholders possessing a majority of the outstanding class B common stock. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock could, without the approval of our Board of Directors or our other stockholders, transfer voting control of MicroStrategy to a third party. Such a transfer of control could have a material adverse effect on our business, operating results and financial condition. Mr. Saylor or a group of stockholders possessing a majority of the outstanding class B common stock will also be able to prevent a change of control of MicroStrategy, regardless of whether holders of class A common stock might otherwise receive a premium for their shares over the then current market price. In addition, this concentrated control limits stockholders' ability to influence corporate matters and, as a result, we may take actions that our non-controlling stockholders do not view as beneficial. As a result, the market price of our class A common stock could be adversely affected.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our principal offices are located in Northern Virginia and, as of December 31, 2008, consist of approximately 182,000 square feet of leased facilities, including 30,000 square feet that had been subleased to a third party. The term of the lease for 152,000 square feet expires in 2010 but may be extended at our option for two additional five-year terms. The terms of the third party sublease and our primary lease for the remaining 30,000 square feet expire in February 2009 and we are not extending these terms.

In addition, we lease approximately 45,000 square feet of sales, research and development and administrative offices domestically and approximately 129,000 square feet of sales, research and development and administrative offices internationally in a variety of locations.

ITEM 3. LEGAL PROCEEDINGS

On November 8, 2007, Diagnostic Systems Corp. (DSC), a subsidiary of Acacia Technology Group, filed a complaint for patent infringement against MicroStrategy and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. The case has been consolidated with Case No. SA CV 07-896 AG (MLGx) pending against other unrelated defendants. The consolidated complaint accuses MicroStrategy of infringing U.S. Patent No. 5,537,590 directly, contributorily and by inducement, by making, using, selling and offering for sale in the United States MicroStrategy 8 Business Intelligence Platform, when used with an appropriate database. The consolidated complaint accuses MicroStrategy of willful infringement and seeks damages, a finding that the case is exceptional and an award of attorneys' fees, and preliminary and permanent injunctive relief. In its initial disclosures pursuant to Federal Rule of Civil Procedure 26(a) served on December 28, 2007, DSC declined to disclose the amount of its alleged damages, but disclosed that its alleged damages are based on a reasonable royalty theory. MicroStrategy answered the consolidated complaint on December 28, 2007, denied infringement, asserted affirmative defenses of non-infringement, invalidity and unenforceability, among others, and counter-claimed for declaratory judgment that the '590 patent is not infringed, is invalid, and is unenforceable. The Court has not yet set a trial date. This case had been stayed in its entirety pending resolution of a writ of mandamus filed by DSC in the United States Court of Appeals for the Federal Circuit challenging an order by the District Court compelling DSC to produce documents to defendants in discovery that DSC alleges are privileged. The Federal Circuit denied DSC's request for a writ of mandamus at the end of 2008, and the District Court has lifted the stay on the litigation. A revised schedule for the litigation has not yet been set by the Court. The outcome of this litigation is not presently determinable. Accordingly, no provision for this matter has been made in the accompanying consolidated financial statements.

On December 10, 2003, MicroStrategy filed a complaint for patent infringement against Crystal Decisions, Inc. in the United States District Court for the District of Delaware. The lawsuit alleged that Crystal Decisions willfully infringed three patents issued to MicroStrategy relating to: (i) asynchronous control of report generation using a web browser (the '033 patent); (ii) management of an automatic OLAP report broadcast system (the '796 patent); and (iii) providing business intelligence web content with reduced client-side processing (the '432 patent). Following the filing of the complaint, Crystal Decisions was acquired by Business Objects Americas, Inc. Business Objects Americas, Inc. answered the complaint, denying infringement and seeking a declaration that the patents in suit are invalid and not infringed by Business Objects Americas, Inc. MicroStrategy filed a motion for summary judgment of infringement of the '432, '796, and '033 patents on October 13, 2005. Business Objects filed motions for summary judgment of non-infringement and invalidity of the '432, '796, and '033 patents on October 13, 2005. The Court granted Business Objects' motions for summary judgment of non-infringement of the '033 patent and of invalidity of the '432 and '796 patents. The Court denied Business

Objects' motion for summary judgment of invalidity of the '033 patent and denied as moot Business Objects' motion for summary judgment of non-infringement of the '432 and '796 patents. On February 23, 2006, the Court entered judgment in favor of Business Objects and against MicroStrategy. MicroStrategy filed a notice of appeal to the Federal Circuit on March 24, 2006. On June 25, 2007, the Federal Circuit affirmed the District Court's judgment in favor of Business Objects and against MicroStrategy on each of the '432, '796, and '033 patents. MicroStrategy did not file a request for rehearing before the Federal Circuit or file a petition for a writ of certiorari before the United States Supreme Court.

On March 9, 2006, Business Objects filed a motion seeking reimbursement from MicroStrategy of Business Objects' attorneys' fees and costs in the amount of approximately $4.7 million. On March 25, 2008, the Court issued a memorandum opinion and an order. The Court awarded partial fees and expenses to Business Objects as the prevailing party. Business Objects was awarded reasonable fees and expenses after March 14, 2005 defending against the '796 patent, the '033 patent and claims 1, 2, 4, and 5 of the '432 patent. Business Objects' motion for fees and expenses related to claims 6, 9, 10 and 13 of the '432 patent was denied. Business Objects was required to submit a detailed summary of the hours spent after March 14, 2005, the hourly rate charged, and the expenses incurred defending against the '796 patent, the '033 patent, and claims 1, 2, 4 and 5 of the '432 patent. On April 15, 2008, Business Objects submitted its fee petition seeking $2.3 million. On May 15, 2008, MicroStrategy submitted its opposition to the petition. On November 20, 2008, the Court awarded Business Objects attorneys' fees and costs of $2,245,263.87 for its defense of the '796 patent, the '033 patent and claims 1, 2, 4 and 5 of the '432 patent after March 14, 2005 and $138,399.02 for the preparation of the petition. We have filed a notice of appeal of the order. During the first quarter of 2008, we recorded a $2.3 million accrued liability related to this claim. The $2.3 million accrual is included in accounts payable and accrued expense in our consolidated balance sheets, and has been recorded as a general and administrative expense in our consolidated statements of operations. The ultimate liability to us resulting from this proceeding may differ materially from the accrued amount.

We also are involved in various other legal proceedings arising in the normal course of business. Although the outcomes of these other legal proceedings are inherently difficult to predict, we do not expect the resolution of these other legal proceedings to have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our class A common stock is traded on the Nasdaq Global Market under the symbol "MSTR." The following table sets forth the high and low sales prices for the class A common stock for the periods indicated as reported by the Nasdaq Global Market:

	High	Low
Year ended December 31, 2008		
First Quarter	$ 96.15	$ 64.25
Second Quarter	90.98	64.68
Third Quarter	67.59	53.50
Fourth Quarter	59.95	30.55
Year ended December 31, 2007		
First Quarter	$133.12	$113.33
Second Quarter	127.76	92.41
Third Quarter	97.86	60.77
Fourth Quarter	112.39	78.85

There is no established public trading market for our class B common stock. As of February 2, 2009, there were approximately 2,328 stockholders of record of our class A common stock and 5 stockholders of record of our class B common stock.

Holders of our class A common stock generally have the same rights as holders of our class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share.

We have never declared or paid any cash dividends on either our class A or class B common stock and have no current plans to declare or pay any such dividends.

During the three months ended December 31, 2008, we did not repurchase any equity securities registered by us pursuant to Section 12 of the Exchange Act.

On July 28, 2005, we announced that our Board of Directors had authorized our repurchase of up to an aggregate of $300.0 million of our class A common stock from time to time on the open market, pursuant to the 2005 Share Repurchase Program. The timing and amount of any shares repurchased is determined by our management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using our working capital, as well as proceeds from any credit facilities and other borrowing arrangements which we may enter into in the future. On April 29, 2008, our Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that we are authorized to repurchase from $300 million to $800 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by us at any time. As of December 31, 2008, we had repurchased an aggregate of 2,469,473 shares of our class A common stock at an average price per share of $95.69 and an aggregate cost of $236.3 million under the 2005 Share Repurchase Program. As of December 31, 2008, $563.7 million remained available under the 2005 Share Repurchase Program to repurchase our class A common stock.

Performance Graph

The following graph compares the cumulative total stockholder return on the class A common stock of the Company from December 31, 2002 (the last trading day before the beginning of the Company's fifth preceding fiscal year) to December 31, 2008 (the last trading day of the fiscal year ended December 31, 2008) with the cumulative total return of (i) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) (the "Nasdaq Composite Index") and (ii) the Nasdaq Computer Index (the "NASDAQ Computer Index"). The graph assumes the investment of $100.00 on December 31, 2002 in the class A common stock of the Company, the NASDAQ Composite Index and the NASDAQ Computer Index, and assumes any dividends are reinvested. Measurement points are December 31, 2003, December 31, 2004, December 30, 2005, December 29, 2006, December 31, 2007 and December 31, 2008.


Comparison of Cumulative Total Return
Assumes Initial Investment of $100
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2003
2004
2005
2006
2007
2008
MicroStrategy Incorporated
NASDAQ Composite Index
NASDAQ Computer Index

	12/31/03	12/31/04	12/30/05	12/29/06	12/31/07	12/31/08
MicroStrategy Incorporated	$100.00	$114.81	$157.57	$217.33	$181.27	$70.75
NASDAQ Composite Index	$100.00	$109.16	$111.47	$123.05	$140.12	$84.12
NASDAQ Computer Index	$100.00	$103.54	$106.96	$114.24	$139.21	$74.21

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto, and other financial information appearing elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
			(in thousands)		
Statements of Operations Data					
Revenues:					
Product licenses	$ 95,924	$100,344	$107,383	$ 99,926	$ 96,995
Product support and other services	264,469	235,029	202,903	167,157	134,082
Total revenues	360,393	335,373	310,286	267,083	231,077
Cost of revenues:					
Product licenses	1,877	3,055	2,763	3,886	3,710
Product support and other services	61,529	47,486	38,789	31,201	29,056
Total cost of revenues	63,406	50,541	41,552	35,087	32,766
Gross profit	296,987	284,832	268,734	231,996	198,311
Operating expenses:					
Sales and marketing	137,683	110,436	87,410	69,961	69,538
Research and development	30,571	35,171	33,068	30,777	24,439
General and administrative	60,933	49,514	45,813	35,645	34,483
Total operating expenses	229,187	195,121	166,291	136,383	128,460
Income from continuing operations before financing and other income and income taxes	67,800	89,711	102,443	95,613	69,851
Financing and other income (expense):					
Interest income, net	2,266	3,674	2,820	2,880	1,168
Other income (expense), net	705	(866)	(1,571)	1,140	(532)
Total financing and other income	2,971	2,808	1,249	4,020	636
Income from continuing operations before income taxes	70,771	92,519	103,692	99,633	70,487
Provision (benefit) for income taxes	29,003	33,311	31,520	34,107	(98,447)
Income from continuing operations	41,768	59,208	72,172	65,526	168,934
Income (loss) from discontinued operations, net of tax	65	(740)	(1,296)	(783)	(621)
Net income	$ 41,833	$ 58,468	$ 70,876	$ 64,743	$168,313
Basic earnings (loss) per share (1):					
From continuing operations	$ 3.51	$ 4.80	$ 5.56	$ 4.44	$ 10.52
From discontinued operations	0.01	(0.06)	(0.10)	(0.06)	(0.04)
Basic earnings per share	$ 3.52	$ 4.74	$ 5.46	$ 4.38	$ 10.48
Weighted average shares outstanding used in computing basic earnings per share	11,886	12,325	12,987	14,768	16,055
Diluted earnings (loss) per share (1):					
From continuing operations	$ 3.39	$ 4.61	$ 5.29	$ 4.24	$ 9.87
From discontinued operations	0.01	(0.06)	(0.09)	(0.05)	$ (0.04)
Diluted earnings per share	$ 3.40	$ 4.55	$ 5.20	$ 4.19	$ 9.83
Weighted average shares outstanding used in computing diluted earnings per share	12,303	12,853	13,633	15,436	17,119

	As of December 31,				
	2008	2007	2006	2005	2004
	(in thousands)				
Balance Sheet Data					
Cash and cash equivalents	$122,915	$ 85,194	$ 78,980	$ 42,318	$ 68,314
Restricted cash	619	2,982	3,799	5,076	1,210
Short-term investments	3	8	16	53,761	37,816
Assets held-for-sale	4,964	4,272	995	438	258
Net working capital (2)	71,278	55,241	62,639	80,792	85,636
Long-term investments	—	—	—	—	26,365
Deferred tax assets, net, short-term	26,743	29,652	29,510	22,971	20,583
Deferred tax assets, net, long-term	17,105	35,347	57,944	86,393	110,818
Total assets	292,139	242,191	249,344	277,890	336,975
Liabilities held-for-sale	6,325	3,436	1,396	358	218
Deferred revenue and advance payments, short-term	66,495	64,234	56,547	45,874	43,668
Deferred revenue and advance payments, long-term	1,679	1,368	1,127	1,554	1,681
Long-term liabilities, excluding deferred revenue and advance payments	9,268	9,137	1,710	2,815	5,063
Total stockholders' equity	138,041	103,329	133,151	180,722	240,578

(1) Basic and fully diluted earnings per share for class A and class B common stock are the same.

(2) Net working capital is equivalent to current assets less current liabilities, including net assets (liabilities) of discontinued operations, deferred revenue and advance payments and contingencies from terminated contracts.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Information

This discussion contains forward-looking statements within the meaning of Section 21E of the Exchange Act. For this purpose, any statements contained herein that are not statements of historical fact, including without limitation, certain statements regarding industry prospects and our results of operations or financial position, may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. The important factors discussed under "Item 1A. Risk Factors," among others, could cause actual results to differ materially from those indicated by forward-looking statements made herein and presented elsewhere by management from time to time. Such forward-looking statements represent management's current expectations and are inherently uncertain. Investors are warned that actual results may differ from management's expectations.

Overview

We are a worldwide provider of business intelligence software that enables companies to analyze the raw data stored across their enterprise to reveal the trends and insights needed to develop solutions to manage their business effectively. Our software delivers this information to workgroups, the enterprise and extranet communities via e-mail, web, fax, wireless and voice communication channels. Businesses can use our software platform to develop user-friendly solutions, proactively refine revenue-generating strategies, enhance cost-efficiency and productivity and improve customer relationships.

The MicroStrategy software platform enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering boardroom quality reports and alerts about the users' business processes. Our web-based architecture provides reporting, security, performance and standards that are critical for web deployment. With intranet deployments, our products provide employees with information to enable them to make better, more cost-effective business decisions. With extranet deployments, enterprises can use the MicroStrategy software platform to build stronger relationships by linking customers and suppliers via the Internet. We also offer a comprehensive set of consulting, education, technical support and technical advisory services for our customers and strategic partners.

Our core business intelligence ("BI") business derives its revenues from product licenses and product support and other services. Product licenses revenues are derived from the sale of software licenses for our MicroStrategy 8 business intelligence platform and related products. We license our software to end users through our direct sales organization and through indirect sales channels, such as resellers, systems integrators and original equipment manufacturers, or OEMs. Our arrangements with customers typically include: (a) an end user license fee paid for the use of our products in perpetuity or over a specified term; (b) an annual maintenance agreement that provides for software updates and upgrades and technical support for an annual fee; and (c) a services work order for implementation, consulting and training, generally for a fee determined on a time-and-materials basis or, in certain circumstances, a fixed-fee.

During 2008, we operated two non-core businesses, Alarm.com and Angel.com, which focus outside of the BI software and services market. Alarm.com is a provider of web-enabled residential and commercial security and activity monitoring technology, and Angel.com is a provider of interactive voice response telephony systems. In March 2008, in connection with our consideration of strategic alternatives relating to our non-core Alarm.com and Angel.com businesses, we committed to a plan to sell these businesses. We made the decision to sell these businesses in order to focus our resources on our core competency of business intelligence software and services. Accordingly, the financial results for Alarm.com and Angel.com were reclassified as discontinued operations in the quarter ended March 31, 2008.

Although we continued to explore strategic alternatives for the Angel.com business, based on changes in market conditions that occurred in the quarter ended June 30, 2008, we determined that Angel.com no longer met the criteria to permit discontinued operations treatment and held-for-sale classification. Accordingly, amounts related to Angel.com were reclassified to continuing operations in the second quarter of 2008. This reclassification did not have a material impact on our financial results for any period presented.

On February 13, 2009, we completed the sale of our equity interest in Alarm.com to Alarm.com Holdings, Inc. As a result of the transaction, we received aggregate consideration of approximately $27.7 million in cash, subject to post-closing purchase price adjustments, if any, which will be determined based on Alarm.com's working capital on the closing date. The sale of our ownership interest in Alarm.com is expected to result in us recognizing an after-tax gain in the range of approximately $14 million to $17 million in the first quarter of 2009, which includes the cost of terminating all outstanding Alarm.com employee stock options prior to the closing of the transaction and other costs associated with the sale. Accordingly, on our Consolidated Balance Sheets, we classified the associated assets and liabilities of the Alarm.com business as held-for-sale in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment of Long-Lived Assets", or SFAS 144. In our Consolidated Statement of Operations, we classified the operations of the Alarm.com business as Income (Loss) from Discontinued Operations, net of tax, because we do not expect to have significant continuing involvement or cash flows from this business after the divestiture. All assets and liabilities that are reported in these financial statements as "held-for-sale" are reported at the lower of the carrying cost or fair value less cost to sell.

The following tables set forth certain operating highlights for the years ended December 31, 2008, 2007, and 2006 (in thousands):

	Core BI Business	Angel.com	Consolidated
	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2008	Twelve Months Ended December 31, 2008
Revenues			
Product licenses	$ 95,924	$ —	$ 95,924
Product support and other services	253,660	—	253,660
Angel.com telephony services	—	10,809	10,809
Total revenues	**349,584**	**10,809**	**360,393**
Cost of Revenues			
Product licenses	1,877	—	1,877
Product support and other services	59,331	—	59,331
Angel.com telephony services	—	2,198	2,198
Total cost of revenues	**61,208**	**2,198**	**63,406**
Gross profit	**288,376**	**8,611**	**296,987**
Operating Expenses			
Sales and marketing	129,721	7,962	137,683
Research and development	27,546	3,025	30,571
General and administrative	60,651	282	60,933
Total operating expenses	**217,918**	**11,269**	**229,187**
Income (loss) from operations	**$ 70,458**	**$ (2,658)**	**$ 67,800**

	Core BI Business	Angel.com	Consolidated
	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2007	Twelve Months Ended December 31, 2007
Revenues			
Product licenses	$100,344	$ —	$100,344
Product support and other services	227,917	—	227,917
Angel.com telephony services	—	7,112	7,112
Total revenues	**328,261**	**7,112**	**335,373**
Cost of Revenues			
Product licenses	3,055	—	3,055
Product support and other services	45,662	—	45,662
Angel.com telephony services	—	1,824	1,824
Total cost of revenues	**48,717**	**1,824**	**50,541**
Gross profit	**279,544**	**5,288**	**284,832**
Operating Expenses			
Sales and marketing	104,525	5,911	110,436
Research and development	32,464	2,707	35,171
General and administrative	49,402	112	49,514
Total operating expenses	**186,391**	**8,730**	**195,121**
Income (loss) from operations	**$ 93,153**	**$(3,442)**	**$ 89,711**

	Core BI Business	Angel.com	Consolidated
	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2006	Twelve Months Ended December 31, 2006
Revenues			
Product licenses	$107,383	$ —	$107,383
Product support and other services	197,915	—	197,915
Angel.com telephony services	—	4,988	4,988
Total revenues	**305,298**	**4,988**	**310,286**
Cost of Revenues			
Product licenses	2,763	—	2,763
Product support and other services	37,695	—	37,695
Angel.com telephony services	—	1,094	1,094
Total cost of revenues	**40,458**	**1,094**	**41,552**
Gross profit	**264,840**	**3,894**	**268,734**
Operating Expenses			
Sales and marketing	83,261	4,149	87,410
Research and development	31,196	1,871	33,068
General and administrative	45,814	—	45,813
Total operating expenses	**160,271**	**6,020**	**166,291**
Income (loss) from operations	**$104,569**	**$(2,126)**	**$102,443**

The business intelligence market is highly competitive and our results of operations depend on our ability to market and sell product offerings that provide customers with greater value than those offered by our competitors. Organizations recently have sought, and we expect may continue to seek, to standardize their various business intelligence applications around a single software platform. This trend presents both opportunities and risks for our business. It offers us the opportunity to increase the size of transactions with new customers and to expand the size of our business intelligence installations with existing customers. On the other hand, it presents the risk that we may not be able to penetrate accounts where a competitor currently is or may become the incumbent business intelligence application provider. In addition, companies with industry leading positions in certain software markets, such as Microsoft, Oracle, IBM and SAP AG, have incorporated business intelligence capabilities into their product suites. As a result, our products need to be sufficiently differentiated from these bundled software offerings to create customer demand for our platform and products.

To address these opportunities and challenges, we are implementing a number of initiatives, including:

- concentrating our research and development efforts on maintaining our position as a technology leader by continuing to innovate and lead in enterprise business intelligence, improving the capability of our products to efficiently handle the ever increasing volume of data and user scalability needs of our current and future customers, and adding analytical and end user features to support the increasing levels of sophistication in our customers' business intelligence needs and applications, such as the incorporation of "dynamic enterprise dashboards" to our interfaces; and
- enhancing our global sales and services organizations, which we have grown substantially over the last three years, by focusing on integrating and leveraging the additional sales and services capacity we now have in place.

General worldwide economic conditions have experienced a significant downturn. These conditions could cause our customers to slow spending on our products and services, which may delay and lengthen sales cycles. In addition, customers may delay or cancel information technology projects or seek to lower their costs by renegotiating vendor contracts. Also, customers with excess information technology resources may seek to develop in-house software solutions rather than obtain those solutions from us. Moreover, competitors may respond to market conditions by lowering prices and attempting to lure away our customers.

We base our internal operating expense forecasts on expected revenue trends and strategic objectives. Many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough in any particular period to offset any unexpected revenue shortfall in that period. Accordingly, any shortfall in revenue may cause significant variation in our operating results. We therefore believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates, particularly estimates relating to revenue recognition, allowance for doubtful accounts, valuation of net deferred tax assets, and litigation and contingencies, have a material impact on our financial statements and are discussed in detail throughout our analysis of the results of operations discussed below.

In addition to evaluating estimates relating to the items discussed above, we also consider other estimates and judgments, including, but not limited to, those related to software development costs, intangible assets, provision for income taxes, and other contingent liabilities, including liabilities that we deem not probable of assertion. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets, liabilities and equity that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

MicroStrategy does not have any material ownership interest in any special purpose or other entities that are not wholly-owned and/or consolidated into our consolidated financial statements. Additionally, MicroStrategy does not have any material related party transactions as defined under Statement of Financial Accounting Standards ("SFAS") No. 57, "Related Party Disclosures."

Revenue Recognition. MicroStrategy's software revenue recognition policies are in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. In the case of software arrangements that require significant production, modification or customization of software, we follow the guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." We also follow the guidance provided by SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and SAB No. 104, "Revenue Recognition" where applicable.

We recognize revenue from sales of software licenses to end users upon:

1) persuasive evidence of an arrangement, as provided by agreements, contracts, purchase orders or other arrangements, generally executed by both parties (other than certain customer specific instances in which we have a customary and historical business practice of accepting orders without signed agreements);
2) existence of a fixed or determinable fee;
3) delivery of the software; and
4) determination that collection is reasonably assured.

For reseller transactions, we generally require evidence of sell-through to the end-user prior to recognition of revenue, in addition to the four criteria listed above.

When the fees for software upgrades and enhancements, technical support, consulting and education are bundled with the license fee, they are unbundled for revenue recognition purposes using vendor specific objective evidence of the fair value ("VSOE") of the elements.

Product support or post contract support ("PCS") revenue is derived from providing technical software support and software updates and upgrades to customers. PCS revenue is recognized ratably over the term of the contract, which in most cases is one year. Our VSOE for PCS, which includes updates, upgrades, and enhancements, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is renewed. Additionally, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above our minimum substantive VSOE rate for PCS. If a stated renewal rate is considered non-substantive, VSOE of PCS has not been established and we recognize all revenue under the arrangement ratably over the PCS period. A minimum substantive VSOE rate is determined based upon an analysis of historical sales of PCS. For a renewal rate to be non-substantive, we believe it must be significantly lower than our minimum VSOE rate.

Revenue from consulting, education and other services is recognized as the services are performed. Our VSOE for services other than PCS is determined based upon an analysis of our historical sales of each element when sold separately from software. We sell various levels of consulting services such as associate, consultant, senior consultant, manager, and senior manager.

In accordance with SOP 97-2, for new offerings of services other than PCS or service offerings that have not had a sufficient history of sales activity, we initially establish VSOE based on the list price as determined by management with the relevant authority. Each service offering has a single list price in each country where sold.

If VSOE exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, the arrangement fee is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of an arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered, subject to certain limited exceptions set forth in SOP 97-2.

When a software license arrangement requires us to provide significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of the software product, both the product licenses revenue and consulting services revenue are recognized using the percentage of completion method. Under percentage of completion accounting, both product licenses and consulting services revenue are recognized as work progresses based upon labor hours incurred. Any expected losses on contracts in progress are expensed in the period in which the losses become probable and reasonably estimable. There were no contracts accounted for under the percentage of completion method for the years ended December 31, 2008, 2007, and 2006.

If an arrangement includes acceptance criteria, revenue is not recognized until we can objectively demonstrate that the software or service can meet the acceptance criteria or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates us to deliver specified future products or upgrades, revenue is recognized when the specified future product or upgrades are delivered or when the obligation to deliver specified future products expires, whichever occurs earlier. If a software license arrangement obligates us to deliver unspecified future products, then revenue is recognized on the subscription basis, ratably over the term of the contract.

License revenue derived from sales to resellers or OEMs who purchase our products for resale is recognized upon sufficient evidence that the products have been sold to the ultimate end users provided all other revenue recognition criteria have been met. Our standard software license and reseller agreements do not include any return rights other than the right to return non-conforming products for repair or replacement under our standard product warranties, which we account for in accordance with SFAS No. 5. During the last three fiscal years, we have not experienced any product returns related to warranty claims.

Our standard software license agreements do not include any price protection or similar rights. We offer price protection to certain government agencies as required by applicable laws and regulations. For example, transactions under our General Services Administration Federal Supply Schedule contract must comply with the Price Reductions clause. In addition, certain government agencies have the right to cancel contracts for "convenience". During the last three fiscal years, contracts cancelled for convenience were not significant.

During the last three fiscal years, we have not paid any significant amounts with regards to a return, price protection or similar rights clause. Therefore no allowance for returns, price protection or similar rights has been recorded in our financial statements for the last three fiscal years.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue and advance payments in the accompanying consolidated balance sheets.

The application of SOP 97-2, as amended, requires judgment, including a determination that collectibility is reasonably assured, the fee is fixed and determinable, whether a software arrangement includes multiple elements, and if so, whether VSOE of fair value exists for those elements. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

Allowance for doubtful accounts. We have established an allowance for doubtful accounts, which represents our best estimate of probable losses inherent in the accounts receivable balance. We evaluate specific accounts when we become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its liquidity or financial viability, credit ratings or bankruptcy. Each quarter, we adjust this allowance based upon management's review and assessment of each category of receivable. While actual credit losses have historically been within management's expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates we have in the past. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Litigation and Contingencies. We are subject to various loss contingencies arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted.

We are involved in a lawsuit with Diagnostic Systems Corp. relating to claims involving patent infringement. The outcome of this litigation is not presently determinable, and as such, we are currently unable to estimate the potential range of gain or loss, if any, relating to this action. Accordingly, no provision for this matter has been made in the accompanying consolidated financial statements.

We are also involved in a lawsuit with Business Objects Americas, Inc. relating to claims involving patent infringement. During the first quarter of 2008, we recorded a $2.3 million accrued liability related to this claim. The $2.3 million accrual is included in accounts payable and accrued expense in our consolidated balance sheets, and has been recorded as a general and administrative expense in our consolidated statements of operations. The ultimate liability to us resulting from this proceeding may differ materially from the accrued amount.

Additional information regarding these matters is included under "Item 3. Legal Proceedings."

We have contingent liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, we may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

Income Taxes. In determining our net deferred tax assets and valuation allowances, management is required to make judgments and estimates related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating loss carryforwards, changes in applicable tax laws, transfer pricing methods, and prudent and feasible tax planning strategies. However, judgments and estimates related to our projections and assumptions are inherently uncertain; therefore, actual results could differ materially from our projections, which could impact the carrying value of our net deferred tax assets in future periods.

As a global company with subsidiaries in many countries, we are required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which we operate. This process involves estimating current tax liabilities and exposures in each jurisdiction as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws related to the utilization of net operating losses in various jurisdictions, changes in tax rates, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We consider past and future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance. If we determine that we would not be able to realize all or part of net deferred tax assets in the future, an adjustment to deferred tax assets would reduce income in the period that such determination was made.

Impact of Foreign Currency Exchange Rate Fluctuations on Results of Operations

We conduct a significant portion of our business in currencies other than the U.S. dollar, the currency in which we report our consolidated financial statements. Historically, we have generated a significant portion of our revenues and incurred a significant portion of our expenses in euro and British pound sterling. As currency rates change from quarter to quarter and year over year, our results of operation may be impacted. The table below summarizes the impact (in thousands) of fluctuations in foreign currency exchange rates on certain components of our consolidated statements of operations by showing the increase (decrease) to the revenues or expenses, as applicable, from the prior year.

	Years Ended December 31,		
	2008	2007	2006
International product licenses revenues	$ 732	$2,872	$459
International product support revenues	3,098	4,927	802
International other services revenues	887	1,509	219
Cost of product support revenues	89	189	36
Cost of other services revenues	856	936	169
Sales and marketing expenses	1,452	3,217	502
General and administrative expenses	743	688	125

The term "international" refers to operations outside of the United States and Canada. For example, if there had been no change to the foreign currency exchange rates from 2007 to 2008, international product licenses revenues for 2008 would have been $37.3 million rather than $38.1 million. If there had been no change to foreign currency exchange rates from 2007 to 2008, sales and marketing expenses for 2008 would have been $136.2 million rather than $137.7 million.

The change in the impact of fluctuations in foreign currency exchange rates during 2008 and 2007, as compared to the prior year, is primarily due to the weakening of the U.S. dollar as compared to the euro and the other currencies in which our foreign subsidiaries conduct business.

Results of Operations

Comparison of the years ended December 31, 2008, 2007 and 2006

Revenues

Except as otherwise indicated herein, the term "domestic" refers to operations in the United States and Canada, and the term "international" refers to operations outside of the United States and Canada.

Product licenses revenues. The following table sets forth product licenses revenues (in thousands) and percentage changes for the periods indicated:

	Years Ended December 31,			% Change in 2008	% Change in 2007
	2008	2007	2006		
Product Licenses Revenues:					
Domestic	$57,848	$ 61,294	$ 69,816	-5.6%	-12.2%
International	38,076	39,050	37,567	-2.5%	3.9%
Total product licenses revenues	$95,924	$100,344	$107,383	-4.4%	-6.6%

	Years Ended December 31,		
	2008	2007	2006
Product License Transactions with Revenue Recognized in the Applicable Period:			
Above $1.0 million of licenses revenue recognized	10	13	17
From $500,000 to $1.0 million of licenses revenue recognized	20	23	22
Total	30	36	39
Domestic:			
Above $1.0 million of licenses revenue recognized	9	8	12
From $500,000 to $1.0 million of licenses revenue recognized	11	19	18
Total	20	27	30
International:			
Above $1.0 million of licenses revenue recognized	1	5	5
From $500,000 to $1.0 million of licenses revenue recognized	9	4	4
Total	10	9	9

The following table sets forth the recognized revenue attributable to product license transactions, grouped by size, during the periods indicated:

	Years Ended December 31,			% Change in 2008	% Change in 2007
	2008	2007	2006		
Product Licenses Revenue Recognized in the Applicable Period (in thousands):					
Above $1.0 million of licenses revenue recognized	$17,757	$ 18,541	$ 29,302	-4.2%	-36.7%
From $500,000 to $1.0 million of licenses revenue recognized	13,430	15,421	15,899	-12.9%	-3.0%
Below $500,000 of licenses revenue recognized	64,737	66,382	62,182	-2.5%	6.8%
Total	95,924	100,344	107,383	-4.4%	-6.6%
Domestic:					
Above $1.0 million of licenses revenue recognized	$14,987	12,206	22,868	22.8%	-46.6%
From $500,000 to $1.0 million of licenses revenue recognized	7,650	13,014	13,014	-41.2%	0.0%
Below $500,000 of licenses revenue recognized	35,211	36,074	33,934	-2.4%	6.3%
Total	57,848	61,294	69,816	-5.6%	-12.2%
International:					
Above $1.0 million of licenses revenue recognized	2,770	6,335	6,434	-56.3%	-1.5%
From $500,000 to $1.0 million of licenses revenue recognized	5,780	2,407	2,885	140.1%	-16.6%
Below $500,000 of licenses revenue recognized	29,526	30,308	28,248	-2.6%	7.3%
Total	$38,076	$ 39,050	$ 37,567	-2.5%	3.9%

For the years ended December 31, 2008, 2007 and 2006, product license transactions with above $500,000 in recognized revenue represented 32.5%, 33.8%, and 42.1% respectively, of our product licenses revenues. During 2008, our top three product license transactions totaled approximately $9.1 million in revenue recognized, compared to $5.7 million and $10.2 million during 2007 and 2006, respectively, or 9.5%, 5.7%, and 9.5% of total product licenses revenues during 2008, 2007 and 2006, respectively.

Product licenses revenues decreased during 2008, as compared to 2007, due to decreases in both the number and the average deal size of product license transactions. During 2008, product license transactions included one atypically large transaction in which $4.0 million in revenue was recognized.

Product licenses revenues decreased during 2007, as compared to 2006, due to decreases in both the number and the average deal size of product license transactions with above $1.0 million in recognized revenue. During 2006, product license transactions included one atypically large transaction in which $4.3 million in revenue was recognized.

Domestic product licenses revenues. Domestic product licenses revenues decreased during 2008, as compared to 2007, due to a significant decrease in the number of product license transactions with $500,000 to $1.0 million in recognized revenue.

Domestic product licenses revenues decreased during 2007, as compared to 2006, due to decreases in both the number and the average deal size of product license transactions with above $1.0 million in recognized revenue.

International product licenses revenues. International product licenses revenues decreased during 2008, as compared to 2007, due to a decrease in the number of product license transactions with above $1.0 million in recognized revenue.

International product licenses revenues increased during 2007, as compared to 2006, due to changes in foreign currency exchange rates and an increase in the volume of product license transactions with below $500,000 in recognized revenue.

Product support and services revenues. The following table sets forth product support revenues (in thousands) and percentage changes for our core BI business for the periods indicated:

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	in 2008	in 2007
Product Support and Services Revenues:					
Domestic	$105,685	$ 97,760	$ 84,619	8.1%	15.5%
International	78,348	67,848	57,517	15.5%	18.0%
Total product support revenues	184,033	165,608	142,136	11.1%	16.5%
Consulting	54,132	48,045	42,645	12.7%	12.7%
Education	15,495	14,264	13,134	8.6%	8.6%
Total product support and services revenues	$253,660	$227,917	$197,915	11.3%	15.2%

Product support revenues. Product support revenues are derived from providing technical software support and software updates and upgrades to customers. Product support revenues are recognized ratably over the term of the contract, which in most cases is one year.

Both domestic and international product support revenues increased during 2008, as compared to 2007. Contributing to this increase was a 23.0% growth in the number of technical support contracts, totaling $37.3 million and favorable changes in foreign currency exchange rates of $3.1 million, partially offset by a decrease in the average annual prices totaling $22.0 million.

Both domestic and international product support revenues increased during 2007, as compared to 2006. Contributing to this increase was a 12.2% growth in the number of technical support contracts, totaling $17.0 million, favorable changes in foreign currency exchange rates of $4.9 million and an increase in the average annual prices totaling $1.6 million.

Although our domestic product licenses revenues decreased during each of 2008 and 2007, as compared to the prior year, domestic product support revenues increased 8.1% and 15.5% during these time periods. In addition, although our international product licenses revenues decreased during 2008, as compared to 2007, and increased slightly during 2007, as compared to 2006, international product support revenues increased by 15.5% and 18.0% during these time periods. The increase in product support revenues was attributable to the following: (1) an increase in product support contract pricing, (2) our continued shift in our product support strategy, from having distributors providing product support services in 2005 and prior periods to our providing the support directly to the customer, (3) differences in timing between the recognition of product licenses revenues and related product support revenues and (4) changes in foreign currency exchange rates.

Consulting revenues. Consulting revenues are derived from helping customers plan and execute the deployment of our software.

Consulting revenues increased during 2008, as compared to the prior year, due to an increase in the number of billable systems integration hours provided to our customers totaling $18.0 million, partially offset by a decrease in the average hourly rate totaling $11.9 million.

Consulting revenues increased during 2007, as compared to the prior year, due to an increase in the number of billable systems integration hours provided to our customers totaling $3.8 million and an increase in the average hourly rate totaling $1.6 million.

Education revenues. Education revenues are derived from the education and training that we provide to our customers to enhance their ability to fully utilize the features and functionality of our software. Education revenues increased during each of 2008 and 2007, as compared to the prior year, due to growth in the number of students trained.

Angel.com revenues. The following table sets forth Angel.com revenues (in thousands) and percentage changes for the periods indicated:

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	in 2008	in 2007
Angel.com telephony services	$10,809	$7,112	$4,988	52.0%	42.6%

Angel.com telephony services revenues increased during each of 2008 and 2007, as compared to the prior year, primarily due to an increase in the number of customers, an increase in the number of higher-value contracts and the addition of new telephony services offerings.

Costs and Expenses

Cost of Revenues. The following table sets forth cost of revenues (in thousands) and percentage changes in cost of revenues for the periods indicated:

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	in 2008	in 2007
Cost of Revenues:					
Product licenses	$ 1,877	$ 3,055	$ 2,763	-38.6%	10.6%
Product support	12,839	10,824	9,058	18.6%	19.5%
Consulting	39,058	28,309	23,316	38.0%	21.4%
Education	7,434	6,529	5,321	13.9%	22.7%
Angel.com telephony services	2,198	1,824	1,094	20.5%	66.7%
Total cost of revenues	$63,406	$50,541	$41,552	25.5%	21.6%

Cost of product licenses revenues. Cost of product licenses revenues consists of amortization of capitalized software development costs and the costs of product manuals, media and royalties paid to third-party software vendors. Capitalized software development costs are amortized over a useful life of three years.

Cost of product licenses revenues decreased during 2008, as compared to 2007, primarily due to the decrease in amortization of capitalized software development costs because development costs attributable to MicroStrategy 8.0 software product became fully amortized during 2007. We anticipate that we will make our new MicroStrategy 9 software product generally available in the first quarter of 2009. As of December 31, 2008, we had capitalized software development costs relating to this product of $13.6 million, which we will begin amortizing in the first quarter of 2009 ratably over a period of three years.

Cost of product licenses revenues increased during 2007, as compared to 2006, with 54.4% of the increase attributable to increases in referral fees and royalties paid and 46.6% of the increase attributable to an increase in amortization expense in 2007 related to new products offset by the decrease in amortization expense related to several of our products for which we recognized amortization expense during 2006 and became fully amortized during 2007.

Cost of product support revenues. Cost of product support revenues consists of product support personnel and related overhead costs.

The increase in cost of product support revenues during 2008 and 2007, as compared to the prior year, was primarily attributable to the expenses related to an increase in staffing levels, variable compensation costs to support our growing customer base and higher compensation levels. Product support headcount at year-end decreased 1.7% to 114 at December 31, 2008 from 116 at December 31, 2007. Although the headcount at the end of the year declined, the weighted average headcount during 2008 increased to 119 from 107 during 2007 which resulted in higher expenses for the full year. Product support headcount increased 28.9% during 2007 to 116 at December 31, 2007 from 90 at December 31, 2006.

Cost of consulting revenues. Cost of consulting revenues consists of personnel and related overhead costs. The increase in cost of consulting revenues during 2008 and 2007, as compared to the prior year, was primarily attributable to the expenses related to increases in staffing levels and variable compensation costs to support our growing customer base. Consulting headcount increased 43.0% to 329 at December 31, 2008 from 230 at December 31, 2007. Consulting headcount increased 16.8% to 230 at December 31, 2007 from 197 at December 31, 2006.

Cost of education revenues. Cost of education revenues consists of personnel and related overhead costs. The increase in cost of education revenues during 2008 and 2007, as compared to the prior year, was primarily attributable to the expenses related to an increase in staffing levels and variable compensation to support our growing customer base. Education headcount increased 26.1% to 58 at December 31, 2008 from 46 at December 31, 2007. Education headcount increased 15.0% to 46 at December 31, 2007 from 40 at December 31, 2006.

Cost of Angel.com revenues. Cost of Angel.com revenues includes hardware and telephony costs. The increase in cost of Angel.com telephony services revenues during 2008 and 2007, as compared to the prior year, was the result of the increase in customer demand, which requires us to purchase additional telecommunications capacity.

Sales and marketing, general and administrative, and other operating expenses for core BI business. The following table sets forth (in thousands) sales and marketing, general and administrative and other operating expenses for our core BI business and percentage changes for the periods indicated:

	Years Ended December 31,			% Change in 2008	% Change in 2007
	2008	2007	2006		
Sales and marketing	$129,721	$104,525	$ 83,261	24.1%	25.5%
General and administrative	60,651	49,402	45,814	22.8%	7.8%
Total	$190,372	$153,927	$129,075	23.7%	19.3%

Sales and marketing expenses for core BI business. Sales and marketing expenses for our core BI business consists of personnel costs, commissions, office facilities, travel, advertising, public relations programs and promotional events, such as trade shows, seminars and technical conferences.

Sales and marketing expenses increased during 2008, as compared to 2007, with 85.9% of the increase attributable to an increase in staffing levels and higher compensation levels, including changes in bonus plans and commission rate structures in 2008, 7.2% of the increase attributable to increases in marketing costs from new advertising campaigns and increased sponsorships, and 4.8% of the increase attributable to increases in facility and other related support costs. Sales and marketing headcount increased 24.6% to 648 at December 31, 2008 from 520 at December 31, 2007.

Sales and marketing expenses increased during 2007, as compared to 2006, with 82.6% of the increase attributable to an increase in staffing levels and 10.6% of the increase due to increases in facility and other related support costs. The remainder of the increase was primarily attributable to increases in travel expenses and entertainment costs. These expenditures assist us in expanding our footprint both domestically and internationally. Sales and marketing headcount increased 23.5% to 520 at December 31, 2007 from 421 at December 31, 2006.

General and administrative expenses for our core BI business. General and administrative expenses for our core BI business consists of personnel and other costs of our executive, finance, human resources, information systems and administrative departments, as well as third-party consulting, legal and other professional fees.

General and administrative expenses increased during 2008, as compared to 2007, with 46.3% of the increase attributable to an increase in compensation and related costs due to an increase in staffing levels, 31.8% of the increase related to an increase in legal costs due to a $2.3 million accrual related to a litigation matter made during the first quarter of 2008 and a settlement and reduction of an accrual for legal services of $0.8 million during the three months ended June 30, 2007, 8.7% of the increase attributable to an increase in recruiting costs, 5.2% of the increase attributable to increase in facility and other related support costs, and 4.6% of the increase related to increases in transaction taxes. The increase in transaction taxes was primarily due to a change in the tax law related to our subsidiary in Brazil which resulted in a one-time tax credit during the three months ended September 30, 2007. General and administrative headcount increased 10.1% during 2008 to 339 at December 31, 2008 from 308 at December 31, 2007.

General and administrative expenses increased during 2007, as compared to 2006, with a $4.6 million increase due to an increase in expenses related to an increase in staffing levels and $0.9 million increase in recruiting costs. Partially offsetting these increases were a decrease in withholding taxes in our Brazil subsidiary of $1.2 million due to a change in the tax law related to our subsidiary in Brazil and a reduction in domestic legal costs of $0.8 million. General and administrative headcount increased 27.8% during 2007 to 308 at December 31, 2007 from 241 at December 31, 2006.

Angel.com sales and marketing and general and administrative expenses. The following table sets forth sales and marketing and general and administrative expenses (in thousands) for our Angel.com business and percentage changes for these expenses for the periods indicated:

	Years Ended December 31, 2008	2007	2006	% Change in 2008	% Change in 2007
Sales and marketing	$7,962	$5,911	$4,149	34.7%	42.5%
General and administrative	282	112	—	151.8%	n/a
Total operating expenses	$8,244	$6,023	$4,149	36.9%	45.2%

The increase in Angel.com sales and marketing and general and administrative expenses during 2008, as compared to 2007, was primarily attributable to an increase in compensation costs related to certain compensation paid to management in connection with the exploration of strategic alternatives for the Angel.com business, and to an increase in expenses related to growing revenue streams of our Angel.com telephony services. The increase in Angel.com sales and marketing and general and administrative expenses during 2007, as compared to 2006, was primarily attributable to an increase in expenses related to growing revenue streams of our Angel.com telephony services. Additionally, an insignificant amount of general and administrative services is provided to Angel.com by our core BI business.

Research and development expenses. Research and development expenses consists of the personnel costs for our software engineering personnel, depreciation of equipment and other related costs.

The following table summarizes research and development expenses and amortization of capitalized software development costs (in thousands) and percentage changes for the periods indicated:

	Years Ended December 31, 2008	2007	2006	% Change in 2008	% Change in 2007
Gross research and development expenses:					
Core research and development activities	$ 41,121	$35,114	$31,507	17.1%	11.4%
Angel.com research and development activities	3,025	2,707	1,871	11.7%	44.7%
Total research and development expenses before capitalized software development costs	$ 44,146	$37,821	$33,378	16.7%	13.3%
Capitalized software development costs	(13,575)	(2,650)	(310)	412.3%	754.8%
Total research and development expenses	$ 30,571	$35,171	$33,068	-13.1%	6.4%
Amortization of capitalized software development costs included in cost of product licenses revenues	$ 1,091	$ 2,212	$ 2,076	-50.7%	6.6%

Research and development expenses decreased during 2008, as compared to 2007, primarily due to the capitalization of $13.6 million of software development costs in 2008 as compared to $2.6 million of software development costs capitalized in 2007. During 2008, our development efforts related to new products resulted in a higher percentage of our research and development costs being expended on developments in preparation for commercial release as compared to costs associated with other development efforts that do not qualify for capitalization. We expect research and development expenses to significantly increase in 2009 after the expected general release of our MicroStrategy 9 software product in the first quarter of 2009, at which time we will no longer capitalize software development costs associated with MicroStrategy 9. Excluding capitalized software development costs, core research development expenses increased 17.1% during 2008, as compared to 2007, primarily due to the increase in expenses relating to the hiring of staff in our China technology center. Research and development headcount increased 20.7% during 2008 to 362 at December 31, 2008 from 300 at December 31, 2007.

Research and development expenses increased during 2007, as compared to 2006, primarily due to the increase in expenses relating to the hiring of staff in our China technology center, offset by an increase in capitalized software development costs. Research and development headcount increased 29.9% during 2007 to 300 at December 31, 2007 from 231 at December 31, 2006.

As of December 31, 2008, our research and development resources were allocated to the following projects: 70.9% to MicroStrategy 9, 3.6% to MicroStrategy 8, 7.3% to new project initiatives, and 18.2% to other research and development, including our Angel.com business and internal product initiatives.

Provision for Income Taxes. During 2008 and 2007, we recorded a provision for income taxes from continuing operations of $29.0 million and $33.3 million, respectively, resulting in an effective tax rate of 41.0% and 36.0%, respectively. Our effective tax rate increased during 2008, as compared to 2007, primarily as a result of an increase in cross border withholding taxes and certain adjustments to our U.S. and foreign deferred tax assets. We established valuation allowances for losses related to foreign net operating loss carryforward and other deferred tax assets, that more likely than not, in our present estimation, will not be realized. Of the $29.0 million provision in 2008, $20.6 million was deferred and was primarily related to the non-cash use of domestic net operating loss carryforwards. Of the $33.3 million provision in 2007, $26.9 million was deferred and was also primarily related to the non-cash use of domestic net operating loss carryforwards.

As of December 31, 2008, we had domestic and foreign net operating loss carryforwards of $66.3 million and other temporary differences, carryforwards, and credits, which resulted in net deferred tax assets of $43.8 million. We have domestic net operating loss carryforwards of $50.5 million that begin to expire in 2023, and $15.8 million of foreign net operating loss carryforwards of which $2.2 million expired in 2008. As of December 31, 2008, we had a valuation allowance of $5.7 million primarily related to certain foreign net operating loss carryforward tax assets that more likely than not, in our present estimation, will not be realized.

With the exception of previously taxed "Subpart F" income, we intend to indefinitely reinvest the undistributed 2008 earnings of certain foreign subsidiaries. Previously taxed foreign income of $1.0 million was repatriated in 2008 with no additional tax. The annualized effective tax rate applied to our pre-tax income for the year ended December 31, 2008 did not include any provision for U.S. federal and state taxes on the projected amount of non-Subpart F undistributed 2008 foreign earnings. We accrue applicable U.S. federal and state taxes, net of foreign tax credits, on projected undistributed foreign subsidiary earnings that we intend to repatriate.

During 2006, we recorded a provision for income taxes from continuing operations of $31.5 million, resulting in an effective tax rate of 30.4%. Our effective tax rate increased during 2007, as compared to 2006, primarily as a result of foreign pre-tax losses in certain foreign jurisdictions with no related income tax benefit.

Discontinued Operations. In March 2008, we committed to a plan to sell our Alarm.com business, which focuses outside of the business intelligence software and services market. As of December 31, 2008, we continued to own and operate our Alarm.com business. SFAS 144 requires that we report this business as "discontinued" on our Consolidated Statements of Operations, because we do not expect to have continuing involvement in, or cash flows from, this operation after its divestiture.

On February 13, 2009, we completed the sale of our equity interest in Alarm.com and received consideration of approximately $27.7 million in cash, subject to post-closing purchase price adjustments, if any, which will be determined based on Alarm.com's working capital on the closing date.

As such, we reclassified revenues and expenses associated with the Alarm.com business held-for-sale to discontinued operations for all periods represented. The following table summarizes the income (loss) from discontinued operations, net of tax, (in thousands) and percentage changes for the periods indicated:

	Years Ended December 31,			% Change	% Change
	2008	2007	2006	in 2008	in 2007
Income (loss) from discontinued operations, net of tax:	$65	$(740)	$(1,296)	108.8%	42.9%

Deferred Revenue and Advance Payments. Deferred revenue and advance payments represents product support and other services fees that are collected in advance and recognized over the contract service period and product licenses revenues relating to multiple element software arrangements that include future deliverables.

The following table summarizes deferred revenue and advance payments (in thousands), as of:

	December 31,	
	2008	2007
Current:		
Deferred product licenses revenue	$ 6,024	$ 3,523
Deferred product support revenue	105,123	99,885
Deferred other services revenue	13,249	15,692
	124,396	119,100
Less: billed and unpaid deferred revenue	(57,901)	(54,866)
	$ 66,495	$ 64,234
Non-current:		
Deferred product licenses revenue	$ 696	$ 290
Deferred product support revenue	5,690	1,587
Deferred other services revenue	40	59
	6,426	1,936
Less: billed and unpaid deferred revenue	(4,747)	(568)
	$ 1,679	$ 1,368

We offset our accounts receivable and deferred revenue for any billed and unpaid items included in deferred revenue and advance payments.

The increase in deferred revenue and advance payments in 2008, as compared to 2007, was primarily attributable to the growth in the number of technical support contracts in our installed customer base and a high percentage of technical support renewals from our existing contracts.

Including billed and unpaid deferred revenue, we expect to recognize approximately $124.4 million of deferred revenue and advance payments over the next 12 months. However, the timing and ultimate recognition of our deferred revenue and advance payments depend on our performance of various service obligations, and the amount of deferred revenue and advance payments at any date should not be considered indicative of revenues for any succeeding period.

We have also entered into certain additional agreements that include future minimum commitments by our customers to purchase products, product support or other services through 2013, totaling approximately $52.5 million. As of December 31, 2007, the future minimum commitments by our customers to purchase products, product support or other services through 2012, totaled approximately $39.2 million. These future commitments are not included in our deferred revenue balances.

Revenue relating to such agreements will be recognized during the period in which all revenue recognition criteria are met. The timing and ultimate recognition of any revenue from such customer purchase commitments depend on our customers' meeting their future purchase commitments and our meeting our associated performance obligations related to those purchase commitments.

Liquidity and Capital Resources

Our principal sources of liquidity are cash, cash equivalents and on-going collection of our accounts receivable. On December 31, 2008 and 2007, we had $122.9 million and $85.2 million, respectively, in cash and cash equivalents. On February 13, 2009, we completed the sale of our equity interest in Alarm.com to Alarm.com Holdings, Inc. As a result of the transaction, we received aggregate consideration of approximately $27.7 million in cash, subject to post-closing purchase price adjustments, if any, which will be determined based on Alarm.com's working capital on the closing date. Management believes that, despite the significant downturn in general worldwide economic conditions, existing cash and cash anticipated to be generated by operations will be sufficient to meet working capital requirements and anticipated capital expenditures, including the expenditures set forth in the table below, for at least the next twelve months. Based upon our cash position, we do not currently expect to borrow money to finance our operations.

On March 15, 2005, we entered into a security agreement with a bank under which we posted cash to secure existing letters of credit. These letters of credit are used as security deposits for office leases, including the office lease for our corporate headquarters. We may invest the cash collateral under the security agreement in certain permitted investments. As of December 31, 2008, we had $1.0 million in cash collateral posted under the security agreement, all of which will be invested in money market funds for the foreseeable future.

On July 28, 2005, we announced that our Board of Directors had authorized our repurchase of up to an aggregate of $300.0 million of our class A common stock from time to time on the open market (the "2005 Share Repurchase Program"). On April 29, 2008, our Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that we are authorized to repurchase from $300 million to $800 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by us at any time. The timing and amount of any shares repurchased will be determined by our management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using our working capital, as well as proceeds from any credit facilities and other borrowing arrangements which we may enter into in the future. Through December 31, 2008, we repurchased an aggregate of 2,469,473 shares of our class A common stock at an average price per share of $95.69 and an aggregate cost of $236.3 million pursuant to the 2005 Share Repurchase Program.

During 2008, we repurchased an aggregate of 118,408 shares of class A common stock at an average price per share of $70.83 and an aggregate cost of $8.4 million pursuant to the 2005 Share Repurchase Program. During 2007, we repurchased an aggregate of 874,606 shares of class A common stock at an average price of $101.79 and an aggregate cost of $89.0 million under the 2005 Share Repurchase Program.

All of the amounts above relating to average price per share and aggregate cost include broker commissions.

On January 31, 2007, we entered into an agreement to purchase a corporate aircraft for delivery in mid-2009, which we expect to begin operating during the 2009 calendar year. The aggregate purchase price for the aircraft is $46.1 million, payable in installments on various dates related to the completion of manufacturing of the aircraft and the delivery of the aircraft. We have the option to accelerate the delivery date under certain circumstances if the manufacturer is able to offer the aircraft prior to the scheduled delivery date. We expect to meet our payment obligations under this purchase agreement using funds from operations, but may consider using conventional aircraft financing and other borrowing arrangements. To date, we have made payments totaling $32.5 million toward the purchase price of the aircraft. We expect to pay the balance of the purchase price upon delivery of the aircraft, which is expected to occur during the third quarter of 2009.

We lease office space and computer and other equipment under operating lease agreements. In addition to base rent, we are responsible for certain taxes, utilities and maintenance costs, and several leases include options for renewal or purchase. The following table shows future minimum payments under noncancellable operating leases and agreements with initial terms of greater than one year, net of total future minimum rentals to be received under noncancellable sublease agreements, and future payments under the aircraft purchase agreement, based on the currently expected due dates of the various installments (in thousands):

	Year ending December 31,						
	2009	**2010**	**2011**	**2012**	**2013**	**Thereafter**	**Total**
Contractual Obligations:							
Operating leases:	12,807	7,943	3,699	2,912	2,514	2,351	32,226
Purchase obligations:	13,600	—	—	—	—	—	13,600
Total	$26,407	$7,943	$3,699	$2,912	$2,514	$2,351	$45,826

As of December 31, 2008, we had $8.4 million of total gross unrecognized tax benefits. The timing of any payments which could result from these unrecognized tax benefits will depend on a number of factors, and accordingly the amount and period of any future payments cannot be estimated. We do not expect a significant tax payment related to these obligations within the next year.

Net Cash Provided by Operating Activities. Net cash provided by operating activities was $88.9 million, $97.9 million and $104.4 million during 2008, 2007 and 2006, respectively. The major components of net cash provided by operating activities for 2008 were net income of $41.8 million, a $20.9 million decrease in net deferred tax assets, non-cash depreciation and amortization charges of $6.4 million, a $1.6 million increase in prepaid expenses and other current assets, bad debt expense of $2.0 million, a $10.7 million increase in accounts payable and accrued expenses and a $5.3 million increase in deferred revenue and advance payments, partially offset by a $3.8 million increase in accounts receivable and a $0.5 million of excess tax benefits from share-based arrangements.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities of $42.8 million in 2008 consisted primarily of advance deposits of $25.0 million for the corporate aircraft, $5.2 million in purchases of property and equipment, and $13.6 million of capitalized software development costs.

Net Cash Used in Financing Activities. Net cash used in financing activities was $5.9 million, $82.5 million and $121.4 million during 2008, 2007 and 2006, respectively. Net cash used in financing activities for 2008 resulted primarily from purchases of treasury stock of $8.4 million, offset by proceeds from the sale of class A common stock from the exercise of stock options of $2.1 million and $0.5 million related to the recognition of excess tax benefits from the share-based arrangements. The decrease in net cash used in financing activities during 2008, as compared to 2007, was primarily attributable to an $80.6 million decrease in purchases of treasury stock, partially offset with a $1.2 million decrease in proceeds from class A common stock under the employee purchase plan and a $2.8 million decrease in proceeds of excess tax benefits from stock based payment arrangements.

Off-Balance Sheet Arrangements. On March 15, 2005, we entered into a security agreement with a bank under which we posted cash to secure existing letters of credit. These letters of credit are used as security deposits for office leases, including the office lease for our corporate headquarters. We may invest the cash collateral under the security agreement in certain permitted investments. As of December 31, 2008, we had $1.0 million in cash collateral posted under the security agreement.

As of December 31, 2008, we did not have any off-balance sheet arrangements that had or were reasonably likely to have a current or future material impact on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on our accounting for business combinations once adopted, but the effect on our consolidated results of operations and financial position will be dependent upon the acquisitions, if any, that we make on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 will not have an impact on our consolidated results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to Interim Auditing Standards Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. SFAS 162 will not have an impact on our consolidated financial position and results of operations.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to the impact of interest rate changes and foreign currency fluctuations.

Foreign Currency Risk. We face exposure to adverse movements in foreign currency exchange rates. Our international revenues and expenses are denominated in foreign currencies, principally the euro and British pound sterling. The functional currency of each of our foreign subsidiaries is the local currency.

International revenues accounted for 40.4%, 38.0% and 36.8% of our total revenues for the years ended December 31, 2008, 2007, and 2006. We anticipate that international revenues will continue to account for a significant portion of total revenues.

As of December 31, 2008, a 10% adverse change in foreign exchange rates versus the U.S. dollar would have decreased our aggregate reported cash and cash equivalents, restricted cash and investments, and short-term investments by 1.1%.

We attempt to minimize our foreign currency risk by converting our excess foreign currency held in foreign jurisdictions to U.S. dollar denominated cash and investment accounts. To date, we have not hedged the risks associated with foreign exchange exposure. Although we may do so in the future, we cannot be sure that any hedging techniques will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the related notes and the report of independent registered public accounting firm, are set forth on the pages indicated in Item 15.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Such internal control includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, our management has determined that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

Grant Thornton LLP has issued an attestation report on our internal control over financial reporting. This report is included in the Report of Independent Public Accounting Firm in Item 15.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal quarter ended December 31, 2008 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated herein by reference to the information provided under the headings "Executive Officers of the Company," "Election of Directors — Nominees" and "Corporate Governance and the Board of Directors and its Committees" in our definitive proxy statement to be filed with the Securities and Exchange Commission not later than 120 days after the fiscal year ended December 31, 2008 (the "2009 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information provided under the headings "Executive and Director Compensation", "Compensation Committee Report" and "Corporate Governance and the Board of Directors and its Committees — Compensation Committee" in the 2009 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information provided under the headings "Security Ownership of Certain Beneficial Owners and Management" and "Executive and Director Compensation" in the 2009 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information provided under the heading "Corporate Governance and the Board of Directors and its Committees" in the 2009 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information provided under the heading "Independent Registered Public Accounting Firm Fees and Services" in the 2009 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Annual Report on Form 10-K:

1. Consolidated Financial Statements

	Page
Report of Independent Registered Public Accounting Firm	61
Consolidated Financial Statements:	
Balance Sheets	63
Statements of Operations	64
Statements of Stockholders' Equity	65
Statements of Cash Flows	67
Notes to Consolidated Financial Statements	68

2. Consolidated Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts 92

3. Exhibits

(b) Exhibits

We hereby file as part of this Annual Report on Form 10-K the exhibits listed in the Index to Exhibits.

(c) Financial Statement Schedule

The following financial statement schedule is filed herewith:

Schedule II — Valuation and Qualifying Accounts

All other items included in an Annual Report on Form 10-K are omitted because they are not applicable or the answers thereto are none.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
MicroStrategy Incorporated

We have audited the accompanying consolidated balance sheets of MicroStrategy Incorporated (a Delaware corporation) as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(a)(2). We also have audited MicroStrategy Incorporated's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). MicroStrategy Incorporated's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on MicroStrategy Incorporated's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MicroStrategy Incorporated as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relationship to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

In our opinion, MicroStrategy Incorporated maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by COSO.

/s/ GRANT THORNTON LLP

McLean, Virginia
February 23, 2009

MICROSTRATEGY INCORPORATED

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2008	December 31, 2007
Assets		
Current assets:		
Cash and cash equivalents	$ 122,915	$ 85,194
Restricted cash and investments	619	2,982
Accounts receivable, net	49,670	49,392
Prepaid expenses and other current assets	9,518	12,106
Deferred tax assets, net	26,743	29,652
Assets held-for-sale	4,964	4,272
	214,429	183,598
Property and equipment, net	8,978	9,473
Capitalized software development costs, net	14,823	2,340
Deposits and other assets	36,804	11,433
Deferred tax assets, net	17,105	35,347
Total assets	$ 292,139	$ 242,191
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 27,697	$ 22,083
Accrued compensation and employee benefits	42,634	38,604
Deferred revenue and advance payments	66,495	64,234
Liabilities held-for-sale	6,325	3,436
Total current liabilities	143,151	128,357
Deferred revenue and advance payments	1,679	1,368
Other long-term liabilities	9,268	9,137
Total liabilities	154,098	138,862
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock undesignated, $0.001 par value; 5,000 shares authorized; no shares issued or outstanding	—	—
Class A common stock, $0.001 par value; 330,000 shares authorized; 14,167 shares issued and 9,120 shares outstanding, and 14,113 shares issued and 9,184 shares outstanding, respectively	14	14
Class B common stock, $0.001 par value; 165,000 shares authorized; 2,770 issued and outstanding	3	3
Additional paid-in capital	450,953	448,229
Treasury stock, at cost, 5,047 and 4,929 shares, respectively	(366,191)	(357,804)
Accumulated other comprehensive income	1,471	2,929
Retained earnings	51,791	9,958
Total stockholders' equity	138,041	103,329
Total liabilities and stockholders' equity	$ 292,139	$ 242,191

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31, 2008	2007	2006
Revenues:			
Product licenses	$ 95,924	$100,344	$107,383
Product support and other services	264,469	235,029	202,903
Total revenues	360,393	335,373	310,286
Cost of revenues:			
Product licenses	1,877	3,055	2,763
Product support and other services	61,529	47,486	38,789
Total cost of revenues	63,406	50,541	41,552
Gross profit	296,987	284,832	268,734
Operating expenses:			
Sales and marketing	137,683	110,436	87,410
Research and development	30,571	35,171	33,068
General and administrative	60,933	49,514	45,813
Total operating expenses	229,187	195,121	166,291
Income from continuing operations before financing and other income and income taxes	67,800	89,711	102,443
Financing and other income:			
Interest income, net	2,266	3,674	2,820
Other income (expense), net	705	(866)	(1,571)
Total financing and other income	2,971	2,808	1,249
Income from continuing operations before taxes	70,771	92,519	103,692
Provision for income taxes	29,003	33,311	31,520
Income from continuing operations	41,768	59,208	72,172
Income (loss) from discontinued operations, net of tax provision (benefit) ($534, ($591) and ($1,035), respectively)	65	(740)	(1,296)
Net Income	$ 41,833	$ 58,468	$ 70,876
Basic earnings (loss) per share (1):			
From continuing operations	$ 3.51	$ 4.80	$ 5.56
From discontinued operations	$ 0.01	$ (0.06)	$ (0.10)
Basic earnings per share	$ 3.52	$ 4.74	$ 5.46
Weighted average shares outstanding used in computing basic earnings per share	11,886	12,325	12,987
Diluted earnings (loss) per share (1):			
From continuing operations	$ 3.39	$ 4.61	$ 5.29
From discontinued operations	$ 0.01	$ (0.06)	$ (0.09)
Diluted earnings per share	$ 3.40	$ 4.55	$ 5.20
Weighted average shares outstanding used in computing diluted earnings per share	12,303	12,853	13,633

(1) Basic and fully diluted earnings per share for class A and class B common stock are the same.

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Treasury Stock	
	Shares	Amount	Shares	Amount		Shares	Amount
Balance at January 1, 2006	13,270	$ 13	3,258	$ 3	$428,062	(2,675)	$(136,817)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Conversion of class B to class A common stock	482	—	(482)	—	—	—	—
Issuance of class A common stock under stock option plans	220	1	(1)	—	6,095	—	—
Purchases of treasury stock	—	—	—	—	—	(1,379)	(131,959)
Tax effect of stock option exercises	—	—	—	—	5,270	—	—
Stock option compensation expense					1,341		
Balance at December 31, 2006	13,972	$ 14	2,775	$ 3	$440,768	(4,054)	$(268,776)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Adoption of FIN 48	—	—	—	—	—	—	—
Conversion of class B to class A common stock	5	—	(5)	—	—	—	—
Issuance of class A common stock under stock option plans	136	—	—	—	3,291	—	—
Purchases of treasury stock	—	—	—	—	—	(875)	(89,028)
Tax effect of stock option exercises	—	—	—	—	3,622	—	—
Stock option compensation expense					548		
Balance at December 31, 2007	14,113	$ 14	2,770	$ 3	$448,229	(4,929)	$(357,804)
Net income	—	—	—	—	—	—	—
Change in unrealized gain on investments, net of applicable taxes	—	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—
Comprehensive income	—	—	—	—	—	—	—
Issuance of class A common stock under stock option plans	54	—	—	—	2,104	—	—
Purchases of treasury stock	—	—	—	—	—	(118)	(8,387)
Tax effect of stock option exercises	—	—	—	—	563	—	—
Stock option compensation expense					57		
Balance at December 31, 2008	14,167	$ 14	2,770	$ 3	$450,953	(5,047)	$(366,191)

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)

(continued)

	Comprehensive Income (Loss)			
	Unrealized Gain (Loss) on Short-term Investments	Currency Translation Adjustment	Retained Earnings (Accumulated Deficit)	Total
Balance at January 1, 2006	$ 18	$ 2,300	$(112,857)	$ 180,722
Net income	—	—	70,876	70,876
Change in unrealized gain on investments, net of applicable taxes	(19)	—	—	(19)
Foreign currency translation adjustment	—	824	—	823
Comprehensive income	—	—	—	71,681
Conversion of class B to class A common stock	—	—	—	—
Issuance of class A common stock under stock option plans	—	—	—	6,096
Purchases of treasury stock	—	—	—	(131,959)
Tax effect of stock option exercises	—	—	—	5,270
Stock option compensation expense	—	—	—	1,341
Balance at December 31, 2006	$ (1)	$ 3,124	$ (41,981)	$ 133,151
Net income	—	—	58,468	58,468
Change in unrealized gain on investments, net of applicable taxes	(8)	—	—	(8)
Foreign currency translation adjustment	—	(186)	—	(186)
Comprehensive income	—	—	—	58,274
Adoption of FIN 48	—	—	(6,529)	(6,529)
Conversion of class B to class A common stock	—	—	—	—
Issuance of class A common stock under stock option plans	—	—	—	3,291
Purchases of treasury stock	—	—	—	(89,028)
Tax effect of stock option exercises	—	—	—	3,622
Stock option compensation expense	—	—	—	548
Balance at December 31, 2007	$ (9)	$ 2,938	$ 9,958	$ 103,329
Net income	—	—	41,833	41,833
Change in unrealized gain on investments, net of applicable taxes	(5)	—	—	(5)
Foreign currency translation adjustment	—	(1,453)	—	(1,453)
Comprehensive income	—	—	—	40,375
Issuance of class A common stock under stock option plans	—	—	—	2,104
Purchases of treasury stock	—	—	—	(8,387)
Tax effect of stock option exercises	—	—	—	563
Stock option compensation expense	—	—	—	57
Balance at December 31, 2008	$ (14)	$ 1,485	$ 51,791	$ 138,041

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2008	2007	2006
Operating activities:			
Net income	$ 41,833	$ 58,468	$ 70,876
Plus: Loss (income) from discontinued operations, net	(65)	$ 740	$ 1,296
Income from continuing operations	41,768	$ 59,208	$ 72,172
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,399	7,557	7,595
Bad debt expense	2,029	1,370	1,020
Deferred taxes	20,925	26,137	26,528
Stock-based compensation	46	528	1,321
Excess tax benefits from stock-based payment arrangements	(422)	(3,270)	(4,479)
Other, net	72	160	158
Changes in operating assets and liabilities:			
Accounts receivable	(3,862)	4,879	(10,165)
Prepaid expenses and other current assets	1,643	(3,301)	(2,087)
Deposits and other assets	157	(1,434)	(117)
Accounts payable and accrued expenses, accrued compensation and employee benefits	10,676	3,382	7,867
Deferred revenue and advance payments	5,278	4,119	7,449
Other long-term liabilities	190	1,244	(706)
Net cash provided by operating activities from continuing operations	84,899	100,579	106,556
Net cash provided by (used in) operating activities from discontinued operations	4,019	(2,683)	(2,139)
Net cash provided by operating activities	88,918	97,896	104,417
Investing activities:			
Proceeds from sales and maturities of investments	—	—	112,666
Purchases of short-term investments	—	—	(58,900)
Advance deposits on purchases of property and equipment	(25,000)	(7,500)	—
Purchases of property and equipment	(5,167)	(3,426)	(4,483)
Capitalized software development costs	(13,575)	(2,650)	(310)
Decrease in restricted cash and investments	1,100	931	1,372
Net cash (used in) provided by investing activities from continuing operations	(42,642)	(12,645)	50,345
Net cash (used in) investing activities from discontinued operations	(160)	(50)	(13)
Net cash (used in) provided by investing activities	(42,802)	(12,695)	50,332
Financing activities:			
Proceeds from sale of class A common stock under exercise of employee stock options	2,104	3,293	6,096
Excess tax benefits from stock-based payment arrangements	422	3,270	4,479
Purchases of treasury stock	(8,387)	(89,028)	(131,959)
Net cash used in financing activities from continuing activities	(5,861)	(82,465)	(121,384)
Net cash used in financing activities	(5,861)	(82,465)	(121,384)
Effect of foreign exchange rate changes on cash and cash equivalents	(2,534)	3,478	3,297
Net increase in cash and cash equivalents	37,721	6,214	36,662
Cash and cash equivalents, beginning of period	85,194	78,980	42,318
Cash and cash equivalents, end of period	$122,915	$ 85,194	$ 78,980
Supplemental disclosure of cash flow information:			
Cash paid during the year for interest	$ 98	$ 23	$ 30
Cash paid during the year for income taxes	$ 5,787	$ 5,217	$ 5,012

The accompanying notes are an integral part of these Consolidated Financial Statements.

MICROSTRATEGY INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Organization

MicroStrategy Incorporated (the "Company" or "MicroStrategy") is a worldwide provider of business intelligence software that enables companies to report, analyze and monitor the data stored across their enterprise to reveal the trends and insights needed to make better business decisions. MicroStrategy's single, integrated platform is designed to support various styles of business intelligence through an easy-to-use interface. MicroStrategy provides sophisticated analytical performance to every business user in the format that suits them best, from high-level dashboards, to custom reports, to advanced analysis via e-mail, web, fax, wireless and voice communication channels. MicroStrategy engineers its software for reliability, scalability, security, and ease of administration for organizations of all sizes.

MicroStrategy's current software platform, MicroStrategy 8, enables users to query and analyze the most detailed, transaction-level databases, turning data into business intelligence and delivering boardroom quality reports and alerts about the users' business processes. The web-based architecture of MicroStrategy 8 provides reporting, security, performance and standards that are critical for web deployment. MicroStrategy's products can be deployed on company intranets to provide employees with information to make better, more cost-effective business decisions. With extranet deployments, enterprises can use the MicroStrategy software platform to build stronger relationships by linking customers and suppliers via the Internet. MicroStrategy facilitates customer success with a comprehensive offering of consulting, education, technical support and technical advisory services for its customers and strategic partners.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company must classify a business line as discontinued operations once the Company has committed to a plan to sell the business, as determined pursuant to Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment of Long-Lived Assets", or SFAS 144. In March 2008, the Company committed to a plan to sell its Alarm.com business, which focuses outside of the business intelligence software and services market. Alarm.com is a provider of web-enabled residential and commercial security and activity monitoring technology. Historical financial information presented in the consolidated financial statements and notes to consolidated financial statements have been reclassified to conform to the current year presentation.

(b) Use of Estimates

The preparation of the consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and judgments that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates, including, but not limited to, those related to revenue recognition, allowance for doubtful accounts, investments, software development costs, intangible assets, commissions, income taxes, including the carrying value of deferred tax assets, and litigation and contingencies, including liabilities that the Company deems not probable of assertion. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results and outcomes could differ from these estimates and assumptions.

(c) Cash and Cash Equivalents and Restricted Cash and Investments

Cash equivalents include money market instruments and commercial paper. The Company generally considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Restricted cash and investments consists of cash and investment balances restricted in use by contractual obligations with third parties.

On March 15, 2005, the Company entered into a security agreement with a bank under which the Company posted cash to secure existing letters of credit. These letters of credit are used as security deposits for office leases, including the office lease for the Company's corporate headquarters. The Company may invest the cash collateral under the security agreement in certain permitted investments. As of December 31, 2008 and 2007, the Company had $1.0 million and $1.9 million, respectively, in cash collateral posted under the security agreement, all invested in money market funds that are included in restricted cash and investments in the accompanying balance sheets.

(d) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows: three years for computer equipment and purchased software, five years for office equipment and capital automobile leases, and ten years for office furniture. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the term of the lease, whichever is shorter.

Expenditures for maintenance and repairs are charged to expense as incurred. When assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Eligible internally developed software costs incurred are capitalized subsequent to the completion of the preliminary project stage. Such costs include external direct material and service costs, employee payroll and payroll-related costs. After all substantial testing and deployment is completed and the software is ready for its intended use, capitalization ceases and internally developed software costs are amortized using the straight-line method over the estimated useful life of the software, generally three years.

The Company reviews long-lived assets, including intangible assets, for impairment annually or whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If an asset is impaired, the asset is written down by the amount by which the carrying value of the asset exceeds the related fair value of the asset.

(e) Software Development Costs

Software development costs are expensed as incurred until technological feasibility has been established, at which time such costs are capitalized until the product is available for general release to customers. Capitalized software development costs include direct labor costs and fringe benefit costs attributed to programmers, software engineers and quality control and field certifiers working on products after they reach technological feasibility but before they are generally available to customers for sale. Technological feasibility is considered to be achieved when a product design and working model of the software product have been completed. Capitalized software development costs are amortized over the estimated product life of three years, on a straight-line basis.

Capitalized software development costs, net of accumulated amortization, were $14.8 million and $2.3 million as of December 31, 2008 and 2007, respectively. Amortization expense related to software development costs was $1.1 million, $2.2 million and $2.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, and is included in cost of product licenses revenues. During the years ended December 31, 2008, 2007, and 2006, the Company capitalized software development costs of $13.6 million, $2.7 million and $0.3 million, respectively. The Company analyzes the net realizable value of capitalized software development costs on at least an annual basis and has determined that there is no indication of impairment of the capitalized software development costs as future sales are adequate to support amortization costs.

(f) Loss Contingencies and Legal Costs

The Company accrues loss contingencies that are believed to be probable and can be reasonably estimated. As events evolve during the administration and litigation process and additional information becomes known, the Company reassesses its estimates related to loss contingencies. Legal costs are expensed in the period in which the costs are incurred.

(g) Deferred Revenue and Advance Payments

Deferred revenue and advance payments related to product support and other services result from payments received prior to the performance of services for consulting, education and technical support. Deferred revenue and advance payments related to product licenses result primarily from multiple element arrangements that include future deliverables. Deferred revenue comprises deferred product licenses revenue or deferred product support and other services revenue based on the objective fair value of the multiple elements of the arrangement, except for software licenses for which the Company does not have an objective measure of fair value. The Company offsets its accounts receivable and deferred revenue for any billed and unpaid items included in deferred revenue and advance payments.

The Company has also entered into certain additional agreements that include future minimum commitments by the Company's customers to purchase products, product support or other services through 2013 totaling approximately $52.5 million. As of December 31, 2007, the future minimum commitments by the Company's customers to purchase products, product support or other services through 2012, totaled approximately $39.2 million. These future commitments are not included in deferred revenue balances. Revenue relating to such agreements will be recognized during the period in which all revenue recognition criteria are met. The timing and ultimate recognition of any revenue from such customer purchase commitments depend on the customers' meeting their future purchase commitments and the Company's ability to meet its associated performance obligations related to those purchase commitments.

(h) Revenue Recognition

MicroStrategy's software revenue recognition policies are in accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. In the case of software arrangements that require significant production, modification or customization of software, the Company follows the guidance in SOP 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." The Company also follows the guidance provided by Securities and Exchange Commission ("SEC") Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," and SAB No. 104, "Revenue Recognition" where applicable.

The Company recognizes revenue from sales of software licenses to end users upon:

1) persuasive evidence of an arrangement, as provided by agreements, contracts, purchase orders, or other arrangements, generally executed by both parties (other than certain customer specific instances in

which the Company has a customary and historical business practice of accepting orders without signed agreements);

2) existence of a fixed or determinable fee;

3) delivery of the software; and

4) determination that collection of a fixed or determinable fee is reasonably assured.

For reseller transactions, we generally require evidence of sell-through to the end-user prior to recognition of revenue, in addition to the four criteria listed above.

When the fees for software upgrades and enhancements, technical support, consulting and education are bundled with the license fee, they are unbundled for revenue recognition purposes, using the vendor specific objective evidence of the fair value ("VSOE") of the elements.

Product support or post-contract support (PCS) revenue is derived from providing technical software support and software updates and upgrades to customers. PCS revenue is recognized ratably over the term of the contract, which in most cases is one year. The Company's VSOE for PCS, which includes updates, upgrades, and enhancements, is determined based upon the optional stated renewal fee for PCS in the contract, which is the price the customer is required to pay when PCS is renewed (sold separately) from software. Additionally, the optional stated renewal fee used to establish VSOE for PCS in a software transaction must be above the Company's minimum substantive VSOE rate for PCS. If a stated renewal rate is non-substantive, VSOE of PCS has not been established and the Company recognizes all revenue elements under the arrangement ratably over the PCS period. A minimum substantive VSOE rate is determined based upon an analysis of historical sales of PCS. For a renewal rate to be non-substantive, the Company believes it must be significantly lower than its minimum VSOE rate.

Revenue from consulting, education and other services is recognized as the services are performed. The Company's VSOE for services other than PCS is determined based upon an analysis of its historical sales of each element when sold separately from software. For example, it sells various levels of consulting services such as associate, consultant, senior consultant, manager, and senior manager.

In accordance with SOP 97-2, for new offerings of services other than PCS or service offerings that have not had a sufficient history of sales activity, the Company initially establishes VSOE based on the list price as determined by management with the relevant authority. Each service offering has a single list price in each country where sold.

If VSOE exists for all undelivered elements and there is no such evidence of fair value established for delivered elements, the arrangement fee is first allocated to the elements where evidence of fair value has been established and the residual amount is allocated to the delivered elements. If evidence of fair value for any undelivered element of an arrangement does not exist, all revenue from the arrangement is deferred until such time that evidence of fair value exists for undelivered elements or until all elements of the arrangement are delivered, subject to certain limited exceptions set forth in SOP 97-2.

When a software license arrangement requires the Company to provide significant production, customization or modification of the software, or when the customer considers these services essential to the functionality of the software product, both the product licenses revenue and consulting services revenue are recognized using the percentage of completion method. Under percentage of completion accounting, both product licenses and consulting services revenue are recognized as work progresses based on labor hours incurred. Any expected losses on contracts in progress are expensed in the period in which the losses become probable and reasonably estimable. There were no contracts accounted for under the percentage of completion method for the years ended December 31, 2008, 2007 and 2006.

If an arrangement includes acceptance criteria, revenue is not recognized until the Company can objectively demonstrate that the software or service can meet the acceptance criteria, or the acceptance period lapses, whichever occurs earlier. If a software license arrangement obligates the Company to deliver specified future products or upgrades, revenue is recognized when the specified future product or upgrades are delivered, or when the obligation to deliver specified future products expires, whichever occurs earlier. If a software license arrangement obligates the Company to deliver unspecified future products, then revenue is recognized on the subscription basis, ratably over the term of the contract.

License revenue derived from sales to resellers or original equipment manufacturers ("OEM") who purchase the Company's products for future resale is recognized upon sufficient evidence that the products have been sold to the ultimate end users provided all other revenue recognition criteria have been met. The Company's standard software license and reseller agreements do not include any return rights other than the right to return non-conforming products for repair or replacement under its standard product warranties, which the Company accounts for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5. During the last three fiscal years, the Company has not experienced any product returns related to warranty claims.

The Company's standard software license agreements do not include any price protection or similar rights. The Company offers price protection to certain government agencies as required by applicable laws and regulations. For example, transactions under its General Services Administration Federal Supply Schedule contract must comply with the Price Reductions clause. In addition, certain government agencies have the right to cancel contracts for "convenience". During the last three fiscal years, contracts cancelled for convenience were not significant.

During the last three fiscal years, the Company has not paid any amounts with regards to a return, price protection or similar rights clause. Therefore no allowance for returns, price protection or similar rights has been recorded in the Company's financial statements from continuing operations for the last three fiscal years.

Amounts collected prior to satisfying the above revenue recognition criteria are included in deferred revenue and advance payments in the accompanying consolidated balance sheets.

The application of SOP 97-2, as amended, requires judgment, including a determination that collectibility is reasonably assured, the fee is fixed and determinable, whether a software arrangement includes multiple elements, and if so, whether VSOE exists for those elements. Judgment is also required to assess whether future releases of certain software represent new products or upgrades and enhancements to existing products.

(i) Advertising Costs

Advertising production costs are expensed the first time the advertisement takes place. Media placement costs are expensed in the month the advertising appears. Advertising costs were $1.8 million, $0.5 million, and $1.1 million for the years ended December 31, 2008, 2007, and 2006, respectively. As of December 31, 2008 and 2007, the Company had no prepaid advertising costs.

(j) Income Taxes

The Company is subject to federal, state, and local income taxes in many foreign countries and recognizes deferred taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"). Deferred income taxes are provided based upon enacted tax laws and rates applicable to the periods in which the taxes become payable. FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48") clarifies the accounting for uncertain income tax positions recognized in an enterprise's financial statements in accordance with SFAS 109. It provides that a company should use a more-likely-than-not recognition threshold based on the technical merits of the income tax position taken. Income tax positions that meet the more-likely-than-not recognition threshold should be measured in order to determine the tax benefit to be recognized in the financial statements. The Company is required to evaluate its tax positions taken pursuant to the guidelines contained in FIN 48. The Company recognizes accrued interest related to unrecognized tax benefits in the tax expense account. Penalties, if incurred, would also be recognized as a component of income tax expense.

The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value, when appropriate.

(k) Basic and Diluted Earnings Per Share

Basic earnings per share is determined by dividing the net income attributable to common stockholders by the weighted average number of common shares and participating securities outstanding during the period. Participating securities are included in the basic earnings per share calculation when dilutive. Diluted earnings per share is determined by dividing the net income attributable to common stockholders by the weighted average number of common shares and potential common shares outstanding during the period. Potential common shares are included in the diluted earnings per share calculation when dilutive. Potential common shares consisting of common stock issuable upon exercise of outstanding employee stock options and warrants are computed using the treasury stock method. Potential common shares also consisted of common stock issuable upon the conversion of preferred stock.

The Company has two classes of common stock: class A common stock and class B common stock. Holders of class A common stock generally have the same rights, including rights to dividends, as holders of class B common stock, except that holders of class A common stock have one vote per share while holders of class B common stock have ten votes per share. Each share of class B common stock is convertible at any time, at the option of the holder, into one share of class A common stock. As such, basic and fully diluted earnings per share for class A and class B common stock are the same. The Company has never declared or paid any cash dividends on either class A or class B common stock.

(l) Foreign Currency Translation

The functional currency of the Company's international operations is the local currency. Accordingly, all assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period and revenue and costs are translated using weighted average exchange rates for the period. The related translation adjustments are reported in accumulated other comprehensive income in stockholders' equity. Transaction gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved are included in the results of operations.

Transaction gains and losses arising from transactions denominated in foreign currencies resulted in a net gain in 2008 of $0.8 million and a net loss of $0.9 million and $1.5 million in 2007 and 2006, respectively, and are included in other income (expense) on the accompanying statements of operations.

(m) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, accounts receivable and investments. The Company places its cash equivalents with high credit-quality financial institutions and invests its excess cash primarily in money market instruments. The Company has established guidelines relative to credit ratings and maturities that seek to maintain safety and liquidity.

The Company sells products and services to various companies across several industries throughout the world in the ordinary course of business. The Company routinely assesses the financial strength of its customers and maintains allowances for anticipated losses. As of December 31, 2008 and 2007, no individual customer accounted for 10% or more of net accounts receivable or 10% or more of revenue.

(n) Fair Value of Financial Instruments

The carrying amounts of the Company's cash, cash equivalents, accounts receivable and accounts payable approximate fair value. The fair market value for marketable securities is based on quoted market prices.

(o) Recent Accounting Standards

In December 2007, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141 (Revised 2007), "Business Combinations" ("SFAS 141R"). SFAS 141R will change the accounting for business combinations. Under SFAS 141R, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value with limited exceptions. SFAS 141R will change the accounting treatment and disclosure for certain specific items in a business combination. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. SFAS 141R will have an impact on the Company's accounting for business combinations once adopted, but the effect on its consolidated results of operations and financial position will be dependent upon the acquisitions, if any, that the Company makes on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. SFAS 160 will not have an impact on the Company's consolidated results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. SFAS 162 is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to Interim Auditing Standards Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. SFAS 162 will not have an impact on the Company's consolidated financial position and results of operations.

(3) Accounts Receivable

Accounts receivable, net of allowances, consist of the following, as of December 31, (in thousands):

	2008	2007
Billed and billable	$115,316	$106,605
Less: billed and unpaid deferred revenue	(62,648)	(55,434)
	52,668	51,171
Less: allowance for doubtful accounts	(2,998)	(1,779)
	$ 49,670	$ 49,392

The Company offsets its accounts receivable and deferred revenue for any billed and unpaid items included in deferred revenue and advance payments.

(4) Property and Equipment

Property and equipment consist of the following, as of December 31, (in thousands):

	2008	2007
Computer equipment and purchased software	$ 30,205	$ 28,801
Furniture and equipment	13,443	13,687
Leasehold improvements	11,106	10,716
Internally developed software	4,444	4,444
	59,198	57,648
Less: accumulated depreciation and amortization	(50,220)	(48,175)
	$ 8,978	$ 9,473

Depreciation and amortization expense related to property and equipment was $5.3 million, $5.3 million and $5.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(5) Deferred Revenue and Advance Payments

Deferred revenue and advance payments from customers consist of the following, as of December 31, (in thousands):

	2008	2007
Current:		
Deferred product licenses revenue	$ 6,024	$ 3,523
Deferred product support revenue	105,124	99,885
Deferred other services revenue	13,249	15,692
	124,396	119,100
Less: billed and unpaid deferred revenue	(57,901)	(54,866)
	$ 66,495	$ 64,234
Non-current:		
Deferred product licenses revenue	$ 696	$ 290
Deferred product support revenue	5,690	1,587
Deferred other services revenue	40	59
	6,426	1,936
Less: billed and unpaid deferred revenue	(4,747)	(568)
	$ 1,679	$ 1,368

The Company offsets its accounts receivable and deferred revenue for any billed and unpaid items included in deferred revenue and advance payments.

(6) Litigation

On November 8, 2007 Diagnostic Systems Corp. (DSC), a subsidiary of Acacia Technology Group, filed a complaint for patent infringement against MicroStrategy and a number of other unrelated defendants in the United States District Court for the Central District of California, Southern Division. The case has been consolidated with Case No. SA CV 07-896 AG (MLGx) pending against other unrelated defendants. The consolidated complaint accuses MicroStrategy of infringing U.S. Patent No. 5,537,590 directly, contributorily and by inducement by making, using, selling and offering for sale in the United States MicroStrategy 8 Business Intelligence Platform, when used with an appropriate database. The consolidated complaint accuses MicroStrategy of willful infringement and seeks damages, a finding that the case is exceptional and an award of attorneys' fees, and preliminary and permanent injunctive relief. In its initial disclosures pursuant to Federal Rule of Civil Procedure 26(a) served on December 28, 2007, DSC declined to disclose the amount of its alleged damages, but disclosed that its alleged damages are based on a reasonable royalty theory. MicroStrategy answered the consolidated complaint on December 28, 2007, denied infringement, asserted affirmative defenses of non-infringement, invalidity and unenforceability, among others, and counter-claimed for declaratory judgment that the '590 patent is not infringed, is invalid, and is unenforceable. The Court has not yet set a trial date. This case had been stayed in its entirety pending resolution of a writ of mandamus filed by DSC in the United States Court of Appeals for the Federal Circuit challenging an order by the District Court compelling DSC to produce documents to defendants in discovery that DSC alleges are privileged. The Federal Circuit denied DSC's request for a writ of mandamus at the end of 2008, and the District Court has lifted the stay on the litigation. A revised schedule for the litigation has not yet been set by the Court. The outcome of this litigation is not presently determinable. Accordingly, no provision for this matter has been made in the accompanying consolidated financial statements.

On December 10, 2003, MicroStrategy filed a complaint for patent infringement against Crystal Decisions, Inc. in the United States District Court for the District of Delaware. The lawsuit alleged that Crystal Decisions willfully infringed three patents issued to MicroStrategy relating to: (i) asynchronous control of report generation using a web browser (the '033 patent); (ii) management of an automatic OLAP report broadcast system (the '796 patent); and (iii) providing business intelligence web content with reduced client-side processing (the '432 patent). Following the filing of the complaint, Crystal Decisions was acquired by Business Objects Americas, Inc. Business Objects Americas, Inc. answered the complaint, denying infringement and seeking a declaration that the patents in suit are invalid and not infringed by Business Objects Americas, Inc. MicroStrategy filed a motion for summary judgment of infringement of the '432, '796, and '033 patents on October 13, 2005. Business Objects filed motions for summary judgment of non-infringement and invalidity of the '432, '796, and '033 patents on October 13, 2005. The Court granted Business Objects' motions for summary judgment of non-infringement of the '033 patent and of invalidity of the '432 and '796 patents. The Court denied Business Objects' motion for summary judgment of invalidity of the '033 patent and denied as moot Business Objects' motion for summary judgment of non-infringement of the '432 and '796 patents. On February 23, 2006, the Court entered judgment in favor of Business Objects and against MicroStrategy. MicroStrategy filed a notice of appeal to the Federal Circuit on March 24, 2006. On June 25, 2007, the Federal Circuit affirmed the District Court's judgment in favor of Business Objects and against MicroStrategy on each of the '432, '796, and '033 patents. MicroStrategy did not file a request for rehearing before the Federal Circuit or file a petition for a writ of certiorari before the United States Supreme Court.

On March 9, 2006, Business Objects filed a motion seeking reimbursement from MicroStrategy of Business Objects' attorneys' fees and costs in the amount of approximately $4.7 million. On March 25, 2008, the Court issued a memorandum opinion and an order. The Court awarded partial fees and expenses to Business Objects as the prevailing party. Business Objects was awarded reasonable fees and expenses after March 14, 2005 defending against the '796 patent, the '033 patent and claims 1, 2, 4, and 5 of the '432 patent. Business Objects' motion for fees and expenses related to claims 6, 9, 10 and 13 of the '432 patent was denied. Business Objects was required to submit a detailed summary of the hours spent after March 14, 2005, the hourly rate charged, and the expenses incurred defending against the '796 patent, the '033 patent, and claims 1, 2, 4 and 5 of the '432 patent. On April 15, 2008, Business Objects submitted its fee petition seeking $2.3 million. On May 15, 2008, MicroStrategy submitted its opposition to the petition. On November 20, 2008, the Court awarded Business Objects attorneys' fees and costs of $2,245,263.87 for its defense of the '796 patent, the '033 patent and claims 1, 2, 4 and 5 of the '432 patent after March 14, 2005 and $138,399.02 for the preparation of the petition. The Company has filed a notice of appeal of the order. During the first quarter of 2008, the Company recorded a $2.3 million accrued liability related to this claim. The $2.3 million accrual is included in accounts payable and accrued expense in its consolidated balance sheets, and has been recorded as a general and administrative expense in the Company's consolidated statements of operations. The ultimate liability to the Company resulting from this proceeding may differ materially from the accrued amount.

The Company also is involved in various other legal proceedings arising in the normal course of business. Although the outcomes of these other legal proceedings are inherently difficult to predict, management does not expect the resolution of these other legal proceedings to have a material adverse effect on its financial position, results of operations or cash flows.

(7) Commitments and Contingencies

On January 31, 2007, the Company entered into an agreement to purchase a corporate aircraft for delivery in mid-2009, which it expects to begin operating during the 2009 calendar year. The aggregate purchase price for the aircraft is $46.1 million, payable in installments on various dates related to the completion of manufacturing of the aircraft and the delivery of the aircraft. The Company has the option to accelerate the delivery date under certain circumstances if the manufacturer is able to offer the aircraft prior to the scheduled delivery date. The Company expects to meet its payment obligations under this purchase commitment using funds from operations, but may consider using conventional aircraft financing or other lending arrangements.

The Company made payments of $5.0 million, $2.5 million and $25.0 million with regards to this aircraft in January 2007, September 2007 and October 2008, respectively, and recorded the amount of the payments in deposits and other assets.

From time to time, the Company enters into certain types of contracts that require it to indemnify parties against third party claims. These contracts primarily relate to agreements under which the Company has agreed to indemnify customers and partners for claims arising from intellectual property infringement. The conditions of these obligations vary and generally a maximum obligation is explicitly stated. Because the conditions of these obligations vary and the maximum is not always explicitly stated, the overall maximum amount of the Company's indemnification obligations cannot be reasonably estimated. Historically, the Company has not been obligated to make significant payments for these obligations, and as such has not recorded an indemnification liability on its balance sheets as of December 31, 2008 or 2007. The Company carries coverage under certain insurance policies for certain of these liabilities; however, this coverage may not be sufficient.

On February 13, 2009, MicroStrategy consummated the sale of its equity interest in its majority-owned Alarm.com Incorporated subsidiary ("Alarm.com"). The sale is subject to a Purchase Agreement that contains customary seller representations, warranties, covenants and indemnification provisions, including obligations to provide indemnification for specified intellectual property matters.

The Company leases office space and computer and other equipment under operating lease agreements. In addition to base rent, the Company is responsible for certain taxes, utilities and maintenance costs and several leases include options for renewal or purchase. The following table shows future minimum payments under noncancellable operating leases and agreements with initial terms of greater than one year, net of total future minimum rentals to be received under noncancellable sublease agreements, and future payments under the aircraft purchase agreement, based on the currently expected due dates of the various installments (in thousands):

Year	Amount
2009	$26,407
2010	7,943
2011	3,699
2012	2,912
2013	2,514
Thereafter	2,351
	$45,826

Total rental expenses for the years ended December 31, 2008, 2007, and 2006 were $16.2 million, $14.5 million, and $12.9 million, respectively.

The Company has contingent liabilities that, in management's judgment, are not probable of assertion. If such unasserted contingent liabilities were to be asserted, or become probable of assertion, the Company may be required to record significant expenses and liabilities in the period in which these liabilities are asserted or become probable of assertion.

(8) Income Taxes

U.S. and international components of income from operations before income taxes were comprised of the following, for the years ended December 31, (in thousands):

	2008	2007	2006
U.S.	$49,209	$66,364	$ 72,213
Foreign	21,562	26,155	31,479
Total	$70,771	$92,519	$103,692

For the years ended December 31, the provision (benefit) for income taxes from operations consists of the following, (in thousands):

	2008	2007	2006
Current:			
Federal	$ 1,636	$ 1,243	$(1,517)
State	967	1,131	583
Foreign	5,760	4,041	4,090
	$ 8,363	$ 6,415	$ 3,156
Deferred:			
Federal	$14,067	$22,773	$24,636
State	4,711	3,687	3,830
Foreign	1,862	436	(102)
	$20,640	$26,896	$28,364
Total provision	$29,003	$33,311	$31,520

For the years ended December 31, the provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the Company's income from operations before income taxes as follows:

	2008	2007	2006
Income tax expense at federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal tax effect	3.1%	2.7%	2.6%
Impact of international operations	-4.6%	-6.4%	-10.0%
Change in valuation allowance	1.4%	1.8%	2.0%
Deferred tax adjustments and rate changes	2.6%	1.0%	0.1%
Other permanent differences and federal credits	3.5%	1.9%	0.7%
Total	41.0%	36.0%	30.4%

The Company intends to indefinitely reinvest its undistributed earnings of certain foreign subsidiaries, in accordance with APB 23, "Accounting for Income Taxes, Special Areas." Therefore, the annualized effective tax rate applied to the Company's pre-tax income does not include any provision for U.S. federal and state income taxes on the amount of the undistributed foreign earnings. The Company has not provided for U.S. federal income taxes or foreign withholding taxes on $57.5 million of undistributed earnings of its foreign subsidiaries at December 31, 2008, because such earnings are intended to be reinvested indefinitely. It is not practicable to determine the amount of applicable taxes that would be due if such earnings were distributed. U.S. federal tax laws, however, require the Company to include in its U.S. taxable income certain investment income earned outside of the U.S. in excess of certain limits ("Subpart F deemed dividends"). Because Subpart F deemed dividends are already required to be recognized in the Company's U.S. federal income tax return, the Company regularly repatriates to the U.S. Subpart F deemed dividends and no additional tax is incurred on the distribution. Previously taxed foreign income of $1.0 million and $3.0 million were repatriated in 2008 and 2007, respectively. No income was repatriated in 2006.

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows, as of December 31, (in thousands):

	2008	2007
Deferred tax assets, net:		
Net operating loss carryforwards	$24,134	$46,973
Tax credit/capital loss carryforwards	10,133	8,804
Amortization	8,105	9,560
Deferred revenue adjustment	1,440	1,120
Allowances and other accruals	11,981	3,662
Depreciation	3,390	—
Restructuring and other	2,332	3,180
	61,515	73,299
Valuation allowance	(5,670)	(6,679)
Deferred tax assets, net of valuation allowance	55,845	66,620
Deferred tax liabilities:		
Prepaid expenses and other	1,662	216
Capitalized software development costs	5,781	914
Method changes	4,554	—
Depreciation	—	491
Total deferred tax liabilities	11,997	1,621
Total net deferred tax asset	$43,848	$64,999

The change in unrecognized tax benefits under FIN 48 is shown in the table below (in thousands).

	2008
Unrecognized tax benefits at January 1, 2008	$7,762
Decrease related to positions taken in prior period	(680)
Increase related to positions taken in current period	1,356
Unrecognized tax benefits at December 31, 2008	$8,438

If recognized, the entire balance of unrecognized tax benefits would impact the effective tax rate. Over the next 12 months, the amount of the net liability for unrecognized tax benefits shown above is expected to increase by $1.4 million related to tax complexities of international operations. The amount of interest expense and penalties related to the above unrecognized tax benefits is not material.

MICROSTRATEGY INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company files tax returns in numerous foreign countries as well as the U.S. and its tax returns may be subject to audit by tax authorities in all countries in which it files. Each country has its own statute of limitations for making assessment of additional tax liabilities. Due to the Company's net operating loss carryforward position in the U.S., its tax years from 1999 forward may be adjusted by the Internal Revenue Service even though the general three year statute of limitations has expired for certain years. The Company's major foreign tax jurisdictions and the tax years that remain subject to examination are Germany for tax years 2000 to 2008, Spain for tax years 2005 to 2008, and the United Kingdom for tax years 2003 to 2008.

The Company is currently under examination in Germany and the United Kingdom. To date there have been no material assessments related to any of these audits.

The Company has domestic net operating loss carryforwards of $50.5 million and $102.2 million for 2008 and 2007, respectively, that begin to expire in 2023. The Company has $15.8 million and $22.0 million of foreign net operating loss carryforwards as of December 31, 2008 and 2007, respectively, of which $2.2 million expired in 2008. The Company has federal research and development tax credit carryforward tax assets of $4.6 million and $4.5 million, which begin to expire in 2018, domestic foreign tax credit assets of $3.2 million and $2.6 million which begin to expire in 2014, and $1.3 million and $1.1 million of alternative minimum tax credit carryforward tax assets, which have no expiration date for 2008 and 2007, respectively. The timing and ability of the Company to use these losses and credits may be limited by Internal Revenue Code provisions regarding changes in ownership of the Company as discussed below.

The Company's valuation allowances of $5.7 million and $6.7 million at December 31, 2008 and December 31, 2007, respectively, primarily related to certain foreign net operating loss carryforward tax assets that the Company expects to expire unused.

In determining the Company's provision for income taxes, net deferred tax assets, liabilities and valuation allowances, management is required to make judgments and estimates related to projections of domestic and foreign profitability, the timing and extent of the utilization of both net operating loss carryforwards and capital loss carryforwards, applicable tax rates, transfer pricing methodologies and prudent and feasible tax planning strategies. As a multinational company, the Company is required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which it operates. This process involves estimating current tax obligations and exposures in each jurisdiction as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws particularly related to the utilization of net operating losses in various jurisdictions, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense and net income.

Judgments and estimates related to the Company's projections and assumptions are inherently uncertain; therefore, actual results could differ materially from projections. The timing and manner in which the Company will utilize the net operating loss carryforwards, research and development tax credit carryforward tax assets, alternative minimum tax credit carryforward tax assets, and foreign tax credit carryforward tax assets in any year, or in total, may be limited by provisions of the Internal Revenue Code regarding changes in the Company's ownership. Currently, the Company expects to use the tax assets, subject to Internal Revenue Code limitations, within the carryforward period.

Pursuant to the provisions of §382 of the Internal Revenue Code, an "ownership change" involving 5% or greater shareholders occurred in May 2003. Section 382 provides an annual limitation on the amount of Federal net operating losses and tax credits that may be used in the event of an ownership change. The limitation is based on, among other things, the value of the company as of the change date multiplied by a U.S. federal long-term tax exempt interest rate. The Company does not currently expect the limitations under the §382 ownership change rules to impact the Company's ability to use its net operating loss carryforwards or tax credits. Accordingly, the Company has not established a valuation allowance related to the §382 limitation related to the Company's remaining net operating loss carryforward deferred tax asset or other tax credit assets.

(9) Share-Based Compensation

The Company adopted SFAS No. 123 (revised) ("SFAS 123R"), "Share-Based Payment" as of January 1, 2006 using the modified prospective method. SFAS 123R eliminates the intrinsic value method that was previously used by the Company as an alternative method of accounting for share-based awards. SFAS 123R also clarifies earlier guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. In addition, SFAS 123R amends SFAS No. 95, "Statement of Cash Flows," to require that excess tax benefits be reported as a financing cash inflow and a reduction of taxes paid within operating cash flows. Under the modified prospective method, the Company has not restated its prior period financial statements for the related share-based compensation amounts. The Company has applied SFAS 123R for any portion of awards that were granted and have not fully vested prior to December 31, 2005 and any new awards granted after January 1, 2006.

Prior to adoption of SFAS 123R, the Company used the graded vesting method for determining compensation expense, and has carried that method over and continues to apply the graded vesting method for any portion of awards that were granted and have not fully vested prior to December 31, 2005. Upon adoption of SFAS 123R on January 1, 2006, the Company elected the straight-line method for any share-based awards that may be granted subsequent to adoption.

The Company has share-based compensation plans under which directors, officers, and other eligible employees have previously received stock options awards. All stock options granted under the Company's stock plans have terms of five to ten years and generally vest ratably over 5 years. Upon exercise, the Company generally issues new shares in the amount of the award exercised. The Company had 2.4 million shares of class A common stock authorized for option grants as of December 31, 2008.

In addition, as of December 31, 2008, a subsidiary of the Company maintained a share-based compensation plan for its employees that is based upon the equity of the subsidiary. The share-based awards and related expense under SFAS 123R for this subsidiary have not been significant through December 31, 2008.

Since the adoption of SFAS 123R and through December 31, 2008, the Company has not granted any new share-based awards. In addition, the Company has not issued any material stock option or other share-based compensation awards since the first quarter of 2004, and does not have any current plans to issue additional stock option awards on its equity. Certain subsidiaries of the Company may issue equity awards or equity-based awards on equity of the applicable subsidiary in the future.

The fair value of each grant has been estimated using the Black-Scholes option-valuation model, and the related compensation expense is amortized over the requisite service period (generally the vesting period) using the graded-vesting method that recognizes compensation cost for each separately vesting tranche of the award as though the award were, in substance, multiple awards. During years ended December 31, 2008, 2007 and 2006, the Company recognized total share-based compensation expense of $57,000, $0.5 million and $1.3 million, respectively, and an insignificant amount of related income tax benefits in the Consolidated Statement of Operations.

On May 26, 2006, the Company's Board of Directors approved an amendment to the stock option granted on June 7, 2001 to F. David Fowler, a former member of the Company's Board of Directors until his retirement from the Board on May 31, 2006. The option provided Mr. Fowler the right to purchase an aggregate of 10,000 shares of the Company's class A common stock, vesting in five equal annual installments beginning on the first anniversary of the grant date. The amendment provided that the final 2,000 share installment of this award, which was scheduled to vest on June 7, 2006, instead vested in full as of May 26, 2006. On May 26, 2006 the Company recognized $0.1 million in share-based compensation to reflect the amendment of this award. All other terms and conditions applicable to the stock option remain unchanged.

The Company's share-based compensation expense is included in the following areas in the Consolidated Statement of Operations for the periods indicated (in thousands):

	2008	2007	2006
Cost of services	$ 1	$ 7	$ 18
Sales and marketing	11	135	288
Research and development	7	75	188
General and administrative	28	311	813
Income (loss) from discontinued operations, net of tax provision (benefit)	10	20	34
Total share-based compensation expense	$57	$548	$1,341

At December 31, 2008, all of the Company's outstanding stock options have fully vested and the Company will not incur any share-based compensation expense in future periods relating to these outstanding options. The windfall tax benefits realized from the exercise of stock options was $0.4 million, $3.3 million and $4.5 million during the years ended December 31, 2008, 2007 and 2006, respectively.

A summary of the status of MicroStrategy's stock option plans is presented (in thousands, except per share data):

	Options Outstanding				Options Exercisable		
		Price per Share					
	Shares	Range	Weighted Average	Aggregate Intrinsic Value	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Balance, January 1, 2006	1,559	$2.50 - 3,130.00	$ 90.22		919	$138.52	
Granted	—	— - —	—				
Exercised	(219)	2.50 - 118.75	27.83	$16,759			
Canceled	(67)	11.91 - 1,698.75	133.42				
Balance, December 31, 2006	1,273	$2.50 - 3,130.00	$ 98.63	$90,482(1)	922	$128.08	$57,937
Granted	—	— - —	—				
Exercised	(136)	4.70 - 107.50	24.29	$11,607			
Canceled	(24)	7.50 - 1,880.00	286.61				
Balance, December 31, 2007	1,113	$2.50 - 3,130.00	$103.64	$61,879(1)	942	$118.51	$49,320
Granted	—	— - —	—				
Exercised	(55)	5.00 - 61.15	38.59	$ 1,992			
Canceled	(31)	23.00 - 2,920.00	267.33				
Balance, December 31, 2008	1,027	$2.50 - 3,130.00	$103.63	$13,413(1)	1,027	$103.63	$13,413

(1) The intrinsic value of an option represents the amount by which the market value of the stock exceeds the exercise price of the option on in-the-money options only. The aggregate intrinsic value is based upon the closing price of $37.13, $95.10 and $114.01 for the Company's class A common stock on the Nasdaq Global Market on December 31, 2008, 2007 and 2006, respectively.

	Options Outstanding at December 31, 2008			Options Exercisable at December 31, 2008	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 2.50 - 5.00	68	3.6	$ 4.70	68	$ 4.70
5.01 - 10.00	2	3.8	7.62	2	7.62
10.01 - 20.00	3	3.2	13.68	3	13.68
20.01 - 35.00	698	3.9	21.26	698	21.26
35.01 - 60.00	1	3.2	39.55	1	39.55
60.01 - 125.00	15	1.1	100.92	15	100.92
125.01 - 250.00	128	1.6	202.35	128	202.35
250.01 - 500.00	87	1.4	384.02	87	384.02
500.01 - 1,000.00	11	1.0	793.11	11	793.11
1,000.01 - 3,130.00	14	1.1	1,508.58	14	1,508.58
	1,027	3.3	$ 103.63	1,027	$ 103.63

(10) Comprehensive Income

Comprehensive income includes foreign currency translation adjustments and unrealized gains and losses on short-term investments, net of related tax effects that have been excluded from net income and reflected in stockholders' equity as accumulated other comprehensive income.

The Company's comprehensive income consisted of the following for the periods indicated (in thousands):

	Years Ended December 31,		
	2008	2007	2006
Net income	$41,833	$58,468	$70,876
Foreign currency translation adjustment	(1,453)	(186)	824
Unrealized loss on short-term investments, net of applicable taxes	(5)	(8)	(19)
Comprehensive income	$40,375	$58,274	$71,681

(11) Basic and Diluted Earnings per Share

Potential common shares are included in the diluted earnings per share calculation when dilutive. Potential common shares consisting of common stock issuable upon exercise of outstanding employee stock options and warrants are computed using the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, (in thousands, except per share data):

	Years Ended December 31,		
	2008	2007	2006
Numerator:			
Income (loss) from:			
Continuing operations, net of tax	$41,768	$59,208	$72,172
Discontinued operations, net of tax	65	(740)	(1,296)
Net income	$41,833	$58,468	$70,876
Denominator:			
Weighted average common shares of class A common stock	9,116	9,555	9,819
Weighted average common shares of class B common stock	2,770	2,770	3,168
Total weighted average common stock shares outstanding	11,886	12,325	12,987
Effect of dilutive securities:			
Employee stock options	417	528	646
Adjusted weighted average shares	12,303	12,853	13,633
Earnings per share:			
Basic earnings (loss) per share			
From continuing operations	$ 3.51	$ 4.80	$ 5.56
From discontinued operations	0.01	(0.06)	(0.10)
Basic earnings per share	$ 3.52	$ 4.74	$ 5.46
Diluted earnings (loss) per share:			
From continuing operations	$ 3.39	$ 4.61	$ 5.29
From discontinued operations	0.01	(0.06)	(0.09)
Diluted earnings per share	$ 3.40	$ 4.55	$ 5.20

Stock options that could potentially dilute basic EPS in the future were not included in the computation of diluted EPS, because to do so would have been antidilutive, were 256,000, 272,000, and 282,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

(12) Stockholders' Equity

(a) Treasury Stock

On July 28, 2005, the Company announced that its Board of Directors had authorized the Company's repurchase of up to an aggregate of $300.0 million of its class A common stock from time to time on the open market (the "2005 Share Repurchase Program"). On April 29, 2008, the Company's Board of Directors amended the 2005 Share Repurchase Program to increase the amount of class A common stock that the Company is authorized to repurchase from $300 million to $800 million in the aggregate. The term of the 2005 Share Repurchase Program was also extended to April 29, 2013, although the program may be suspended or discontinued by the Company at any time. The timing and amount of any shares repurchased will be determined by the Company's management based on its evaluation of market conditions and other factors. The 2005 Share Repurchase Program may be funded using the Company's working capital, as well as proceeds from any credit facilities and other borrowing arrangements which the Company may enter into in the future. Through

December 31, 2008, the Company repurchased an aggregate of 2,469,473 shares of class A common stock at an average price per share of $95.69 and an aggregate cost of $236.3 million pursuant to the 2005 Share Repurchase Program.

On July 27, 2004, the Company announced that its Board of Directors had authorized the Company's repurchase of up to $35.0 million of its class A common stock (the "2004 Share Repurchase Program"). On April 26, 2005, the Company's Board of Directors modified the 2004 Share Repurchase Program to increase, from $35.0 million to $130.0 million, the aggregate amount of class A common stock that the Company was authorized to repurchase. The Company repurchased an aggregate of 2,577,752 shares of class A common stock at an average price per share of $50.39 and an aggregate cost of $129.9 million under the 2004 Share Repurchase Program. Since repurchases under the 2004 Share Repurchase Program reached the aggregate authorized limit, the 2004 Share Repurchase Program was completed in the second quarter of 2005.

During 2008, under the 2005 Share Repurchase Program, the Company repurchased an aggregate of 118,408 shares of class A common stock at an average price per share of $70.83 and at an aggregate cost of $8.4 million. During 2007, under the 2005 Share Repurchase Program, the Company repurchased an aggregate of 874,606 shares of class A common stock at an average price per share of $101.79 and at an aggregate cost of $89.0 million. During 2006, under the 2005 Share Repurchase Program, the Company repurchased an aggregate of 1,379,266 shares of class A common stock at an average price per share of $95.67 and at an aggregate cost of $132.0 million.

All of the amounts above relating to average price per share and aggregate cost include broker commissions.

(b) Warrants

Pursuant to settlement agreements relating to a private securities class action lawsuit and shareholder derivative lawsuit against the Company in 2000, the Company issued warrants to purchase 189,698 shares of class A common stock at an exercise price of $400.00 per share, all of which were outstanding as of December 31, 2006. These warrants expired in June 2007.

(13) Employee Benefit Plan

The Company sponsors a benefit plan to provide retirement and incidental benefits for its employees, known as the MicroStrategy 401(k) Savings Plan (the "Plan"). Participants may make voluntary contributions to the Plan of up to 20% of their annual base pre-tax compensation, cash bonuses and commissions not to exceed the federally determined maximum allowable contribution amounts. The Plan permits for discretionary company contributions. Effective April 1, 2008, the Company determined to make a matching contribution to each plan participant of 50% of the first 6% of a participant's contributions, up to a maximum of $3,000 per year. A participant vests in the matching contributions in increments based on the participant's years of employment by the Company, becoming fully vested after completing six years of employment. The Company made contributions to the Plan of $1.3 million during the year ended December 31, 2008. No contributions were made during 2007 or 2006.

(14) Discontinued Operations

In March 2008, in connection with its consideration of strategic alternatives relating to its non-core Alarm.com business, the Company committed to a plan to sell this business. The Company made the decision to sell Alarm.com in order to focus its resources on its core competency of business intelligence software and services. Accordingly, the financial results for Alarm.com were reclassified as discontinued operations in the quarter ended March 31, 2008.

On February 13, 2009, the Company completed the sale of its equity interest in Alarm.com for aggregate consideration to the Company of approximately $27.7 million in cash. The purchase price is subject to post-closing adjustments that will be based on Alarm.com's working capital as of the closing date of the transaction. As of December 31, 2008, the associated assets and liabilities of the Alarm.com business were classified as held-for-sale in accordance with SFAS 144, and are presented in the following table.

(in thousands)	December 31, 2008	December 31, 2007
Assets:		
Accounts Receivable	$ 4,522	$3,625
Prepaid Expenses & Other Current Assets	222	576
Property and equipment, net	220	71
Total assets	$ 4,964	$4,272
Liabilities:		
Accounts payable and accrued expenses	$ 1,868	$1,385
Accrued compensation and employee benefits	1,008	610
Deferred revenue and advance payments	3,449	1,441
Total liabilities	$ 6,325	$3,436
Net assets and liabilities of disposal group	$(1,361)	$ 836

The following table summarizes the revenues and pre-tax income generated by the Alarm.com business during the years ended December 31, (amounts in thousands):

(in thousands)	2008	2007	2006
Revenues	$20,676	$15,301	$ 3,537
Pre-tax income (loss)	$ 599	$ (1,331)	$(2,331)

(15) Segment Information

The Company operates in one reportable segment with two business units — business intelligence software and services and other. The business unit "Other" includes the Company's Angel.com business. The following summary discloses total revenues and long-lived assets, excluding long-term investments and long-term deferred tax assets, according to geographic region (in thousands):

	Business Intelligence Software and Services				
Geographic regions:	Domestic	EMEA	Other Regions	Other Domestic	Consolidated
Year ended December 31, 2008					
Total revenues	$204,016	$113,861	$31,707	$10,809	$360,393
Long-lived assets	54,113	3,498	2,181	813	60,605
Year ended December 31, 2007					
Total revenues	$200,813	$101,441	$26,007	$ 7,112	$335,373
Long-lived assets	17,311	3,683	1,771	481	23,246
Year ended December 31, 2006					
Total revenues	$191,237	$ 88,707	$25,355	$ 4,988	$310,287
Long-lived assets	10,179	3,030	1,700	497	15,406

The domestic region consists of the United States and Canada. The EMEA region includes operations in Europe, the Middle East and Africa. The other regions include all other foreign countries, generally comprising Latin America and the Asia Pacific region. For the years ended December 31, 2008, 2007, and 2006, no individual foreign country accounted for 10% or more of consolidated total revenues.

Domestic intercompany software fee charges to international operations of $44.3 million, $44.5 million and $48.2 million for 2008, 2007 and 2006, respectively, have been excluded from the above tables and eliminated in the consolidated financial statements.

For the years ended December 31, 2008, 2007, and 2006, no individual customer accounted for 10% or more of consolidated total revenues.

For the years ended December 31, 2008 and 2007, total assets in Germany exceeded 10% of consolidated assets. For the year ended December 31, 2006, no individual country outside the United States accounted for 10% or more of the Company's total consolidated assets.

(16) Selected Quarterly Financial Data (Unaudited)

The following tables contain unaudited Statement of Operations information for each quarter of 2008 and 2007. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended				
	March 31	June 30	September 30	December 31	Year
	(in thousands, except per share data)				
2008					
Revenues	$85,904	$88,856	$90,628	$95,005	$360,393
Gross profit	71,398	72,747	73,902	78,940	296,987
Net income from continuing operations	8,961	7,898	11,072	13,837	41,768
Income (loss) from discontinued operations, net of tax	(663)	228	52	448	65
Net income	8,298	8,126	11,124	14,285	41,833
Basic earnings (loss) per share:					
From continuing operations	0.75	0.66	0.93	1.16	3.51
From discontinued operations	(0.05)	0.02	0.01	0.04	0.01
Basic earnings per share	0.70	0.68	0.94	1.20	3.52
Weighted average shares outstanding used in computing basic earnings per share	11,927	11,870	11,887	11,889	11,886
Diluted earnings (loss) per share:					
From continuing operations	0.72	0.64	0.90	1.13	3.39
From discontinued operations	(0.05)	0.02	0.00	0.04	0.01
Diluted earnings per share	0.67	0.66	0.90	1.17	3.40
Weighted average shares outstanding used in computing diluted earnings per share	12,381	12,324	12,306	12,226	12,303
2007					
Revenues	$70,862	$78,052	$91,232	$95,227	$335,373
Gross profit	58,903	65,427	78,735	81,767	284,832
Net income from continuing operations	9,798	11,536	19,402	18,472	59,208
Income (loss) from discontinued operations, net of tax	48	77	(67)	(798)	(740)
Net income	9,846	11,613	19,335	17,674	58,468
Basic earnings (loss) per share:					
From continuing operations	0.78	0.93	1.58	1.54	4.80
From discontinued operations	0.00	0.01	(0.01)	(0.07)	(0.06)
Basic earnings per share	0.78	0.94	1.57	1.47	4.74
Weighted average shares outstanding used in computing basic earnings per share	12,567	12,404	12,286	12,055	12,325
Diluted earnings (loss) per share:					
From continuing operations	0.75	0.89	1.52	1.47	4.61
From discontinued operations	0.00	0.01	(0.01)	(0.06)	(0.06)
Diluted earnings per share	0.75	0.90	1.51	1.41	4.55
Weighted average shares outstanding used in computing diluted earnings per share	13,159	12,940	12,771	12,556	12,853

(17) Subsequent Events

On February 13, 2009, the Company completed the sale of their equity interest in Alarm.com for aggregate consideration to the Company of approximately $27.7 million in cash. The purchase price is subject to post-closing adjustments that will be based on Alarm.com's working capital as of the closing date of the transaction.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROSTRATEGY INCORPORATED
(Registrant)

By: /s/ MICHAEL J. SAYLOR

Name: **Michael J. Saylor**
Title: **Chairman of the Board of Directors, President and Chief Executive Officer**

Date: February 23, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ MICHAEL J. SAYLOR **Michael J. Saylor**	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	February 23, 2009
/s/ ARTHUR S. LOCKE, III **Arthur S. Locke, III**	Executive Vice President, Finance & Chief Financial Officer (Principal Financial and Accounting Officer)	February 23, 2009
/s/ SANJU K. BANSAL **Sanju K. Bansal**	Vice Chairman of the Board of Directors, Executive Vice President & Chief Operating Officer	February 23, 2009
/s/ MATTHEW W. CALKINS **Matthew W. Calkins**	Director	February 23, 2009
/s/ ROBERT H. EPSTEIN **Robert H. Epstein**	Director	February 23, 2009
/s/ DAVID W. LARUE **David W. Larue**	Director	February 23, 2009
/s/ JARROD M. PATTEN **Jarrod M. Patten**	Director	February 23, 2009
/s/ CARL J. RICKERTSEN **Carl J. Rickertsen**	Director	February 23, 2009
/s/ THOMAS P. SPAHR **Thomas P. Spahr**	Director	February 23, 2009

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
For the years ended December 31, 2008, 2007, and 2006
(in thousands)

	Balance at the beginning of the period	Additions (1)	Deductions	Balance at the end of the period
Allowance for doubtful accounts:				
December 31, 2008	1,779	2,029	(810)	2,998
December 31, 2007	1,841	1,370	(1,432)	1,779
December 31, 2006	1,515	1020	(694)	1,841
Deferred tax valuation allowance:				
December 31, 2008	6,679	942	(1,951)	5,670
December 31, 2007	7,728	2,736	(3,785)	6,679
December 31, 2006	8,130	2,162	(2,564)	7,728

(1) Reductions in/charges to revenues and expenses.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Second Restated Certificate of Incorporation of the registrant (filed as Exhibit 3.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003 (File No. 000-24435) and incorporated by reference herein).
3.2	Amended and Restated By-Laws of the registrant (filed as Exhibit 3.2 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (File No. 000-24435) and incorporated by reference herein).
4.1	Form of Certificate of Class A Common Stock of the registrant (filed as Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003 (File No. 000-24435) and incorporated by reference herein).
10.1	Amended and Restated 1996 Stock Plan of the registrant (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 (File No. 000-24435) and incorporated by reference herein).*
10.2	Amended and Restated 1997 Stock Option Plan for French Employees of the registrant (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001 (File No. 000-24435) and incorporated by reference herein).
10.3	1997 Director Option Plan of the registrant, as amended by Amendment No. 1 thereto (filed as Exhibit 10.3 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 000-24435) and incorporated by reference herein).*
10.4	Amendment No. 2 to the registrant's 1997 Director Option Plan (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001 (File No. 000-24435) and incorporated by reference herein).*
10.5	Form of Second Amended and Restated 1999 Stock Option Plan of the registrant (filed as Exhibit 10.7 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.6	Form of Stock Option Agreement entered into by non-employee directors under the registrant's Second Amended and Restated 1999 Stock Option Plan (filed as Exhibit 10.3 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on November 9, 2004 and incorporated by reference herein).*
10.7	Form of Stock Option Agreement entered into by executive officers under the registrant's Second Amended and Restated 1999 Stock Option Plan (filed as Exhibit 10.4 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on November 9, 2004 and incorporated by reference herein).*
10.8	Stock Option Agreement, dated July 26, 2002, between Jonathan F. Klein and the registrant, providing for the grant of an incentive stock option (filed as Exhibit 10.10 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.9	Stock Option Agreement, dated July 26, 2002, between Jonathan F. Klein and the registrant, providing for the grant of a nonstatutory stock option (filed as Exhibit 10.11 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.10	Stock Option Agreement, dated July 26, 2002, between Jeffrey A. Bedell and the registrant, providing for the grant of an incentive stock option (filed as Exhibit 10.12 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*

Exhibit Number	Description
10.11	Stock Option Agreement, dated July 26, 2002, between Jeffrey A. Bedell and the registrant, providing for the grant of a nonstatutory stock option (filed as Exhibit 10.13 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).*
10.12	Summary of Compensation for Named Executive Officers.*
10.13	Summary of Compensation for Non-Employee Directors.*
10.14	Sublease Agreement, dated February 25, 2005, by and between the Company and Alcantara LLC (filed as Exhibit 10.2 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on February 25, 2005 and incorporated by reference herein).*
10.15	Deed of Lease, dated January 7, 2000, between Tysons Corner Property LLC and the registrant (filed as Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (File No. 000-24435) and incorporated by reference herein).
10.16	First Amendment to Lease, dated August 9, 2000, between Tysons Corner Property LLC and the registrant (filed as Exhibit 10.11 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 (File No. 000-24435) and incorporated by reference herein).
10.17	Second Amendment to Lease, dated October 31, 2002, between Tysons Corner Property LLC and the registrant (filed as Exhibit 10.19 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 000-24435) and incorporated by reference herein).
10.18	Third Amendment of Deed of Lease for Second Additional Space, dated September 20, 2006, between Tysons Corner Property LLC and the registrant (filed as Exhibit 10.18 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (File No. 000-24435) and incorporated by reference herein).
10.19	Material Terms for Payment of Certain Executive Incentive Compensation (filed as Exhibit 10.21 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 000-24435) and incorporated by reference herein).*
10.20	Aircraft Purchase Agreement, dated January 31, 2007, by and between the Registrant and Bombardier, Inc. (filed as Exhibit 10.1 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on February 1, 2007 and incorporated by reference herein).
10.21	Executive Vice President Compensation Plan 2008 (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (File No. 000-24435) filed on May 2, 2008 and incorporated by reference herein).*
10.22	Summary of Designated Company Vehicles Policy (filed as Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q (File No. 000-24435) filed on August 3, 2007 and incorporated by reference herein).*
10.23	Executive Vice President, Worldwide Sales and Operations Bonus Plan Q3 and Q4 2008 (filed as Exhibit 99.1 to the registrant's Current Report on Form 8-K (File No. 000-24435) filed on December 15, 2008 and incorporated by reference herein).*
10.24†	Purchase Agreement, dated February 13, 2009, by and among the registrant, Backbone Partners, LLC, David B. Sherwood, Jr. and Alarm.com Holdings, Inc.
21.1	Subsidiaries of the registrant.
23.1	Consent of Grant Thornton LLP.
31.1	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Chairman of the Board of Directors, President, and Chief Executive Officer.

Exhibit Number	Description
31.2	Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Executive Vice President, Finance & Chief Financial Officer.
32	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Management contracts and compensatory plans or arrangements.

† Certain portions of this Exhibit were omitted by means of redacting a portion of the text. This Exhibit has been filed separately with the Secretary of the Commission with such text pursuant to our Application for Confidential Treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended.